FlowersFoods

Dear Shareholder:

Flowers Foods delivered solid sales growth in 2011, a year marked by continued economic and marketplace pressures. This performance demonstrates the strength of our fresh bakery business, the power of our Nature's Own brand, and our ability to grow our company by market expansion and acquisitions.

Earnings for the year were impacted by high input costs resulting from volatile commodity markets and consumer reaction to food inflation. We are managing through these challenges so we can deliver future results in line with our long-term targets.

Key results for 2011: sales of $2.77 billion, up 7.8% from 2010; net income of $123.4 million, down 9.9%; and diluted earnings per share of $.90, down 9.1%. Adjusted for one-time charges related to the Tasty Baking acquisition and a facility closure, diluted EPS for the year was $.96, down 3.0%.

The year 2011 was marked by a number of significant events. In March, we announced new long-term goals for annual sales growth of 5% to 10%, including acquisitions, EBITDA margin of 11% to 13%, and double-digit earnings per share growth. We also expect that by 2016, at least 75% of the U.S. population will have access to our Nature's Own brand, already the best-selling soft variety bread brand in the country. Acquisitions, market expansion, new bakeries, and further penetration of core markets will help us achieve our growth goals.

In May, we acquired Tasty Baking Company, with two cake bakeries in Pennsylvania, the iconic Tastykake brand, and an outstanding team of employees and sales distributors. Tasty surpassed our sales expectation for the year. In September, we began introducing Tastykakes into Flowers' core markets, and we are pleased with consumer acceptance. We will be introducing Nature's Own and other bread brands into Tasty's market in the Northeast in 2012.

In 2011, the consolidation of the U.S. baking industry continued. Flowers Foods now is a strong number two in the total U.S. baking industry and one of only four large companies focused on the fresh baked foods category. With industry consolidation underway, we expect further acquisition opportunities.

We continue to improve productivity, reduce waste, and control costs, while enhancing the quality of our products. We have charged every department—and every team member—with finding ways to do things better and more efficiently. We remain committed to reinvesting in our bakeries, developing new products, and providing outstanding service to our customers—actions that continue to give Flowers Foods considerable competitive advantages.

We appreciate the hard work and initiative of our employees as they work **The Flowers Way**, and the efforts of all our independent distributors and associates. Our talented team is one of our greatest assets. We also recognize the valuable guidance of our board of directors.

Despite the challenges faced in 2011, we have never been more confident in the future of Flowers Foods. We are focused on operational excellence, marketplace execution, and growth opportunities—all of which will build value for our shareholders over the long-term. Thank you for your investment in our company.

George E. Deese
Chairman and CEO

Allen L. Shiver
President

FLOWERS FOODS' GUIDING PRINCIPLES: INTEGRITY, SERVICE, QUALITY, COMMITMENT

FlowersFoods

NYSE: FLO

SHAREHOLDER FACT SHEET

www.flowersfoods.com

Flowers Foods, Inc. (NYSE: FLO), with $2.8 billion in sales, is the second-largest producer and marketer of packaged bakery foods in the U.S. We operate 41 highly efficient bakeries that produce breads, buns, rolls, tortillas, snack cakes, and pastries. Fresh bakery foods are available to more than 60% of the U.S. population in 31 states, primarily in the Southeast, Southwest, and mid-Atlantic regions, as well as select markets in the Northeast, California and Nevada, and are distributed by a network of indepenendent distributors. Frozen bakery foods and snack cakes are sold nationally through customers' warehouses. Our top brands--Nature's Own, Tastykake, Cobblestone Mill, and Mrs. Freshley's--are known for quality, value, and good taste. We also sell baked foods under such regional and franchised brands as Sunbeam, Bunny, ButterKrust, Captain John Derst's, Evangeline Maid, Mary Jane, Aunt Hattie's, and Holsum.



Nature's Own is the #1 soft variety bread brand in the U.S.

QUICK FACTS



Fresh/DSD
Frozen/Warehouse
Stars = bakery locations

PRODUCT MIX 78% fresh bread, buns, rolls, tortillas; 13% fresh snack cakes, pastries; 8% frozen breads, rolls; 1% mixes

SALES CHANNELS 36% supermarket/drug; 29% mass merchandiser/discount; 26% foodservice; 4% convenience stores, 5% other

DISTRIBUTION 82% direct store delivery (DSD); 18% direct to customers' warehouses

FINANCIAL HIGHLIGHTS

000s omitted except per share data; for the fiscal year ended

	Dec. 31, 2011	Jan. 1, 2011	% change
Sales	$2,773,356	$2,573,769	7.8%
Net income	$123,428	$137,047	-9.9%
Diluted net income per share	$0.90	$0.99	-9.1%
Cash dividends per common share	$0.583	$0.517	12.8%

2011 OPERATIONAL ACCOMPLISHMENTS

- Acquired Tasty Baking Co., with two bakeries in Pennsylvania, and introduced Tastykakes into Flowers' core markets
- Invested $79 million in capital projects to enhance industry position as the low-cost producer
- Added 2 new production lines to bakeries in Texas
- Introduced Nature's Own 100% Whole Grain Specialty Bread and 100% Whole Grain Sandwich and Hot Dog Rolls

LONG-TERM GROWTH OBJECTIVES

ANNUAL SALES GROWTH 5% - 10%
(organic growth 3% - 5%, acquisitions 2% - 5%)

EBITDA MARGIN 11% - 13%

EPS up double digits

DSD GEOGRAPHIC EXPANSION 2004 - 2016

2004-2011 Expansion
- Population added: 81.7 million
- DSD sales added: .5% to 1% annually



Existing DSD territory in 2004	38% of U.S. population
Territory added 2004 - 2011	61% of U.S. population
Targeted growth 2011 - 2016	**75% of U.S. population***

**Flowers' plan is to reach an additional 14% of the U.S. population located within the light gray area.*

THE FLOWERS WAY

- Grow sales
- Give extraordinary service
- Bake smart
- Invest wisely
- Appreciate team

FlowersFoods

OUR VISION

Together, we work to be a truly exceptional company focused on growth opportunities for grain-based foods.

OUR MISSION

To drive sustainable growth that enhances value for our shareholders, associates, distributors, customers, consumers, and communities

OUR GUIDING PRINCIPLES

Integrity, service, quality, commitment

5-YEAR PERFORMANCE

SALES in billions

Year	Change	Sales
2011	+7.8%	$2.773
2010	-1.0%	$2.574
2009	+7.7%	$2.601
2008*	+18.6%	$2.415
2007	+7.8%	$2.037

2007-2011 compound annual growth rate: 8.0%

NET INCOME in millions

Year	% of sales	Net Income
2011	4.5% of sales	$123.4
2010	5.3% of sales	$137.0
2009	5.0% of sales	$130.3
2008*	4.9% of sales	$119.2
2007	4.6% of sales	$94.6

2007-2011 compound annual growth rate: 10.5%

MARKET CAPITALIZATION in billions

Year	Change	Market Capitalization
2011	+5.8%	$2.581
2010	+12.3%	$2.439
2009	-1.8%	$2.173
2008*	+0.6%	$2.212
2007	+34.7%	$2.198

2007-2011 compound annual growth rate: 9.6%

EBITDA** in millions

Year	% of sales	EBITDA
2011	10.2% of sales	$283.7
2010	11.3% of sales	$291.0
2009	11.0% of sales	$287.3
2008*	10.6% of sales	$256.0
2007	10.3% of sales	$210.8

2007-2011 compound annual growth rate: 9.2%

**53-week year **See reconciliation of net income, the most directly comparable GAAP financial measure, to EBITDA , at www.flowersfoods.com.*

SHAREHOLDER INFORMATION

ANNUAL MEETING Will be held at 11:00 a.m. on Friday, June 1, 2012 at the Thomasville Municipal Auditorium in Thomasville, Ga. The event will be webcast live at www.flowersfoods.com.

WEBCASTS Quarterly earnings conference calls and other presentations are broadcast over the Internet. The company posts notices of these events and archives webcasts on the Investor Center at www.flowersfoods.com.

FINANCIAL DOCUMENTS May be found in the Investor Center at www.flowersfoods.com.

SHAREHOLDER SERVICES As transfer and dividend reinvestment agent, Computershare offers a variety of services, including change of address, direct registration of securities, replacement of lost stock certificates, and assistance with stock transfers. Call Computershare toll free at 800.568.3476; write to Computershare at P. O. Box 43078, Providence, RI 02940-3078; or register on its secure site at https://www-us.computershare.com/investor/ via the "Create Login" tab.

INVESTOR RELATIONS
Marta Jones Turner
Executive VP/Corporate Relations
229.227.2348
mjturner@flowersfoods.com

INDIVIDUAL SHAREHOLDERS
Lisa R. Hay
Manager/Shareholder Relations
229.227.2216
lhay@flowersfoods.com

GENERAL/MEDIA
Keith Hancock
Managing Dir/Communications
229.227.2380
khancock@flowersfoods.com

CORPORATE OFFICE
1919 Flowers Circle
Thomasville, GA 31757
229.226.9110
www.flowersfoods.com

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 1-16247

FLOWERS FOODS, INC.
(Exact name of registrant as specified in its charter)

Georgia	**58-2582379**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
1919 Flowers Circle Thomasville, Georgia	**31757**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:
(229) 226-9110

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 232.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

Based on the closing sales price on the New York Stock Exchange on July 16, 2011 the aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant was $2,952,301,153.

On February 17, 2012, the number of shares outstanding of the registrant's Common Stock, $0.001 par value, was 136,004,016.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's Proxy Statement for the 2012 Annual Meeting of Shareholders to be held June 1, 2012, which will be filed with the Securities and Exchange Commission on or prior to April 22, 2012, have been incorporated by reference into Part III, Items 10, 11, 12, 13 and 14 of this Annual Report on Form 10-K.

FORM 10-K REPORT

TABLE OF CONTENTS

Forward-Looking Statements

Statements contained in this filing and certain other written or oral statements made from time to time by the company and its representatives that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to current expectations regarding our future financial condition and results of operations and are often identified by the use of words and phrases such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should," "will," "would," "is likely to," "is expected to" or "will continue," or the negative of these terms or other comparable terminology. These forward-looking statements are based upon assumptions we believe are reasonable.

Forward-looking statements are based on current information and are subject to risks and uncertainties that could cause our actual results to differ materially from those projected. Certain factors that may cause actual results, performance, liquidity, and achievements to differ materially from those projected are discussed in this report and may include, but are not limited to:

- unexpected changes in any of the following: (i) general economic and business conditions; (ii) the competitive setting in which we operate, including, advertising or promotional strategies by us or our competitors, as well as changes in consumer demand; (iii) interest rates and other terms available to us on our borrowings; (iv) energy and raw materials costs and availability and hedging counter-party risks; (v) relationships with or increased costs related to our employees, independent distributors and third party service providers; and (vi) laws and regulations (including environmental and health-related issues), accounting standards or tax rates in the markets in which we operate;
- the loss or financial instability of any significant customer(s);
- our ability to execute our business strategy, which may involve integration of recent acquisitions or the acquisition or disposition of assets at presently targeted values;
- our ability to operate existing, and any new, manufacturing lines according to schedule;
- the level of success we achieve in developing and introducing new products and entering new markets;
- changes in consumer behavior, trends and preferences, including health and whole grain trends, and the movement toward more inexpensive store-branded products;
- our ability to implement new technology and customer requirements as required;
- the credit and business risks associated with independent distributors and our customers which operate in the highly competitive retail food and foodservice industries, including the amount of consolidation in these industries;
- changes in pricing, customer and consumer reaction to pricing actions, and the pricing environment among competitors within the industry;
- consolidation within the baking industry and related industries;
- any business disruptions due to political instability, armed hostilities, incidents of terrorism, natural disasters, technological breakdowns, product contamination or the responses to or repercussions from any of these or similar events or conditions and our ability to insure against such events; and
- regulation and legislation related to climate change that could affect our ability to procure our commodity needs or that necessitate additional unplanned capital expenditures.

The foregoing list of important factors does not include all such factors, nor necessarily present them in order of importance. In addition, you should consult other disclosures made by the company (such as in our other filings with the Securities and Exchange Commission ("SEC") or in company press releases) for other factors that may cause actual results to differ materially from those projected by the company. Please refer to Part I, Item 1A., *Risk Factors*, of this Form 10-K for additional information regarding factors that could affect the company's results of operations, financial condition and liquidity.

We caution you not to place undue reliance on forward-looking statements, as they speak only as of the date made and are inherently uncertain. The company undertakes no obligation to publicly revise or update such statements, except as required by law. You are advised, however, to consult any further public disclosures by the company (such as in our filings with the SEC or in company press releases) on related subjects.

We own or have rights to trademarks or trade names that we use in connection with the operation of our business, including our corporate names, logos and website names. In addition, we own or have the rights to copyrights, trade secrets and other proprietary rights that protect the content of our products and the formulations for such products. Solely for convenience, some of the trademarks, trade names and copyrights referred to in this Form 10-K are listed without the ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our copyrights, trademarks and trade names.

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PART I

Item 1. *Business*

Historical Information

Flowers Foods' beginning dates back to 1919. That year, two brothers, William Howard and Joseph Hampton Flowers, opened Flowers Baking Company in Thomasville, Ga. In 1968, Flowers Baking Company went public, became Flowers Industries, and began trading over-the-counter stock. Less than a year later, the company listed on the American Stock Exchange. In 1982, Flowers listed on the New York Stock Exchange under the symbol FLO. In the mid-1990s, following the acquisition of Keebler Foods Company, one of the largest cookie and cracker companies in the U.S., and the top-selling Mrs. Smith's frozen pie brand, Flowers Industries transformed from a strong regional baker into a national baked foods company. By 1999, the company had $4.2 billion in annual sales and three business units — Flowers Bakeries, a super-regional fresh baked foods company; Mrs. Smith's Bakeries, a national frozen baked foods company; and Keebler, a national cookie and cracker company. In March 2001, Flowers sold its investment in Keebler to the Kellogg Company. The remaining business units — Flowers Bakeries and Mrs. Smith's — were spun off into a new company called Flowers Foods, which was incorporated in Georgia in 2000. In April 2003, Flowers sold its Mrs. Smith's frozen dessert business to The Schwan Food Company, retaining its core fresh bakery and frozen bread and roll businesses.

As used herein, references to "we," "our," "us," the "company" or "Flowers Foods" include the historical operating results and activities of the business operations that comprised Flowers Foods as of December 31, 2011.

The Company

Flowers Foods currently operates two business segments: a direct-store-delivery segment ("DSD segment") and a warehouse delivery segment ("warehouse segment"). The DSD segment operates 32 bakeries that market a wide variety of fresh bakery foods, including fresh breads, buns, rolls, tortillas, and snack cakes. These products are sold through its DSD route delivery system to retail and foodservice customers in the Southeast, Mid-Atlantic, and Southwest as well as in select markets in the Northeast, California, and Nevada. The warehouse segment operates 10 bakeries and produces snack cakes and breads and rolls that are shipped both fresh and frozen to national retail, foodservice, vending, and co-pack customers through their warehouse channels.

In 2011, the DSD segment's fresh bakery foods were available to approximately 61% of the U.S. population in 32 states and the District of Columbia. Our DSD system is comprised of approximately 4,000 independent distributors who own the rights to distribute certain brands of our fresh packaged bakery foods in their geographic territories. In addition, the company has approximately 560 company-owned distributorships and distributorships available for sale.

The warehouse segment's fresh snack cakes and frozen breads and rolls are sold nationally direct to customers' warehouses by frozen and non-frozen contract carriers.

See Note 21, *Segment Reporting*, of Notes to Consolidated Financial Statements of this Form 10-K for financial information about our segments.

Our brands are among the most well known in the baking industry. Many of our DSD brands have a major presence in the product categories in which they compete. They have a leading share of fresh packaged branded sales measured in both dollars and units in the major metropolitan areas we serve in our core Southern markets. Our brands include the following:

DSD Segment Brands/Company Owned	DSD Segment Brands/Franchised	Warehouse Segment Brands
Nature's Own	*Sunbeam*	*Mrs. Freshley's*
Whitewheat	*Roman Meal*	*European Bakers*
Cobblestone Mill	*Bunny*	*Broad Street Bakery*
Tastykake	*Holsum*	*Leo's Foods*
Blue Bird	*Aunt Hattie's*	*Juarez*
ButterKrust		
Dandee		
Mary Jane		
Mary Jane and Friends		
Evangeline Maid		
Captain John Derst		
Country Hearth		
Natural Grain		
Flowers Foods		
Mi Casa		
Frestillas		

Strategies

Our mission is to drive sustainable growth that, over time, enhances value for our shareholders, team members, associates, independent distributors, customers, consumers, and communities. We achieve this mission through our operating strategies. These strategies, based on the production, distribution, and marketing requirements of the food channels we serve, are to:

- *Grow Sales.* We grow sales by developing new and core markets through new customers, new products, strong brands, and acquisitions.
- *Invest Wisely.* We use technology and efficiencies to be the low-cost producer of quality bakery foods.
- *Bake Smart.* We innovate to improve processes, enhance quality, reduce costs, and conserve resources.
- *Give Extraordinary Service.* We go beyond the expected to meet our customers' needs.
- *Appreciate the Team.* We respect every individual, embrace diversity, and promote the career growth of team members.

Grow Sales

As a leading U.S. baker, our products are available to consumers through traditional supermarkets and their in-store deli/bakeries, foodservice distributors, convenience stores, mass merchandisers, club stores, wholesalers, casual dining and quick-serve restaurants, schools, hospitals, dollar stores, and vending machines. We develop bakery products that are responsive to changing consumer needs and preferences using market research and the strength of our well-established brands. We continually invest capital to automate and expand our production and distribution capabilities, improve our information systems, and increase our efficiency. We believe these investments allow us to produce and distribute quality bakery foods at the lowest cost.

We establish and strengthen our brands in existing and new markets by focusing on product quality, offering a broad and diverse product line, and providing strong customer service. In addition to growing business in our core markets, we grow through acquisitions of bakery operations that are generally within or contiguous to our existing DSD market territory and that can be served with our extensive DSD system. We also evaluate opportunities to expand our DSD service into new markets.

Traditionally, our long-term growth objectives have excluded growth through acquisitions. In 2011, we reset our long-term growth objectives to include acquisitions, to support our goal of sales growth of 5% to 10% annually. Of that, we expect organic growth (growth in core and new markets) to contribute 3% to 5%, and acquisitions and mergers to contribute 2% to 5%.

Organic Growth in Core and New Markets

In 2011, we announced a specific market expansion goal: To serve a geographical area that includes at least 75% of the U.S. population by 2016 with our *Nature's Own* brand and other fresh DSD brands.

We have successfully met similar growth goals in the past. In early 2004, we began implementing a growth strategy to increase the geographic reach of our fresh bakery foods through our DSD system from 38% of the U.S. population to at least 50% of the population in about six years. By 2010, we had expanded our population reach to 53%, moving into 10 states and adding $104.0 million in annual sales in these expansion markets. We accomplished this by stretching into new territories from our existing bakeries, building new bakeries, and by merging with or acquiring independent bakers in strategic locations.

We intend to accomplish our new goal using a similar strategy of market expansion, new bakeries, and merging with or acquiring independent bakeries.

Acquisitions

As part of our strategy to strengthen our position in the branded snack cake category and extend our DSD distribution into the Northeast, a wholly owned subsidiary of Flowers Foods acquired Tasty Baking Company ("Tasty") in May 2011. Tasty operates two bakeries in Pennsylvania and serves customers primarily in the northeastern United States with an extensive line of *Tastykake* branded snacks. This acquisition facilitated our expansion into new geographic markets and increased our manufacturing capacity. In addition, the *Tastykake* brand increased our position in the branded snack cake category. Following the acquisition, we began to roll out *Tastykake* products in our existing DSD system. As a result of the Tasty acquisition, we expanded our DSD reach to more than 61% of the U.S. population.

Over the past five years, Flowers Foods also has made the following acquisitions:

In October 2009, the company acquired Leo's Foods, Inc. in Ft. Worth, Texas ("Leo's). With one tortilla facility in Ft. Worth, Leo's makes an extensive line of flour and corn tortillas and tortilla chips for foodservice and institutional customers nationwide under *Leo's*, *Juarez*, and customer brands.

In May 2009, the company acquired substantially all the assets of a bakery mix operation in Cedar Rapids, Iowa from General Mills, Inc. This mix plant produces bakery mixes for the company and for retail and foodservice customers. This acquisition strengthened Flowers control over the *Country Hearth* trademark, which it licenses to various bakers in certain parts of the country, and markets in our existing DSD system.

In August 2008, a wholly owned subsidiary of the company merged with Holsum Holdings, LLC ("Holsum"). Holsum operates two bakeries in the Phoenix, Arizona area and serves customers in Arizona, New Mexico, southern Nevada and southern California with fresh breads and rolls under the *Holsum*, *Aunt Hattie's*, and *Roman Meal* brands. This merger allowed us to expand our *Nature's Own* brand into new geographic markets in the West.

Also in August 2008, Flowers acquired 100% of the outstanding shares of capital stock of the parent company of ButterKrust Bakery ("ButterKrust") in Lakeland, Florida. ButterKrust manufactures fresh breads and rolls, and its products are available throughout Florida under the *Country Hearth*, *Rich Harvest*, and *Sunbeam* brands, as well as store brands. This acquisition provided needed production capacity for the Florida market.

Invest Wisely & Bake Smart

Throughout our history, we have devoted significant resources to automate our production facilities and improve our distribution capabilities. We believe these investments have made us one of the most efficient major producers of packaged bakery products in the United States. Our capital investment yields valuable long-term benefits such as more consistent product quality, highly sanitary processes, and greater production volume at a lower cost per unit.

From 2007 through 2011, we invested $425.2 million in capital projects. We believe this consistent, yearly investment in our bakeries has given us an edge in production efficiency, and we believe it has made us one of the most efficient producers in our industry.

In 2011, our focus was adding production capacity to existing bakeries to ensure that we continue to meet the needs of our trade customers and our consumers in the most efficient and cost-effective way. Our capital investment projects included:

- The installation of a new bun line at one of our Houston, Texas bakeries
- The installation of a new sandwich round line at our Denton, Texas bakery

Our investment decisions also include assessing current production capacity and, from time to time, it is necessary for us to close older, less efficient facilities. In March 2011, we closed our Bluefield, West Virginia, bakery and shifted production to more efficient bakeries in the region.

In 2009, we opened a new, state-of-the-art, bakery in Bardstown, Kentucky, to meet the growing need for our products in Tennessee, Kentucky, Ohio, and Indiana. The bakery opened with one bread line and a bun line was added in 2010.

Because of our long-term capital improvements and careful planning, our company has established a reciprocal baking system that allows us to move or shift production among our DSD segment bakeries to ensure that we are able to meet current market needs, respond to extraordinary events (such as hurricanes or other natural disasters), and remain a low-cost producer and marketer of a full line of bakery products on a national and super-regional basis. We also use company-owned and leased warehouses and distribution centers located in geographic areas that allow for the most efficient movement of our products from bakery to market.

Other ways we believe our company invests wisely and bakes smart include:

- Engaging in research and development activities that involve developing new products, improving the quality of existing products, and improving and automating production processes.
- Developing and evaluating new processing techniques for both current and proposed product lines.
- Improving our shipping and logistics. In 2009, we began to roll out a paperless, user-directed automated shipping system at our bakeries that uses barcode labels, displays, and door scanners. The system streamlines the finished goods product flow, provides for greater accountability of finished goods received and shipped, improves ordering, and minimizes shortage costs. At the end of 2011, we had installed this automated shipping system in 13 of our bakeries. We intend to install this system in three additional bakeries during 2012.
- Conserving resources. In November 2011, we published our 2010 Sustainability Report, in which we reported sustainability data for our non-manufacturing facilities (warehouses, distribution centers, offices, and retail outlets) for the first time. In 2010, we saved 324,475 transport miles and diverted 12.5 million pounds of trash from landfills to recycling.

Give Extraordinary Service

When it comes to our customers, our strategy is to go beyond the expected. We know that great service helps build strong relationships with our retail and foodservice customers. Our reputation for excellent service supports our sales growth in core markets and helps us as we move into new markets.

We have a national accounts team for key trade customers, bakery teams that build trade relationships on a local level, and a business analysis and insights team that provides our trade partners with objective ideas that can benefit their overall bakery category. We also work with trade customers in other ways — from web-based ordering to scan-based trading or pay-by-scan ("PBS"). In foodservice, we partner with national chains to develop customized bakery items that meet their specific needs.

Appreciate Team

We strive to maintain good communication and relationships with all our team members. We are committed to equal employment opportunities, meeting all federal and state employment laws, and striving to respect the dignity of all our team members and associates. In addition, our subsidiaries provide:

- Fair and equitable compensation and a balanced program of benefits
- Working conditions that promote employees' health and safety
- Training opportunities that encourage professional development
- Ways for team members to discuss problems or concerns through our open door policy and peer review program

We employ approximately 9,400 people. Approximately 960 of these employees are covered by collective bargaining agreements.

Brands & Products

Nature's Own is the bestselling brand of soft variety bread in the United States by volume, even though it is only available to approximately 61% of the population. It also is the number-two loaf bread in the U.S. in pounds. In 2011, retail sales of *Nature's Own* were approximately $935.0 million. The compound annual growth rate in sales for *Nature's Own* since 2000 has been 12.4%.

During the year, we introduced the following new products under this brand:

- *Nature's Own* Whitewheat Sandwich Rounds
- *Nature's Own* 100% Whole Grain Sandwich Rolls and Hot Dog Rolls
- *Nature's Own* Cinnamon Raisin Thin Sliced Bagels
- *Nature's Own* Soft Oatmeal Specialty Bread
- *Nature's Own* 100% Whole Grain Specialty Bread
- *Nature's Own* Honey Wheat Berry Specialty Bread

In addition to *Nature's Own*, our DSD segment also markets:

- A line of specialty breads and rolls under the company-owned *Cobblestone Mill* brand. In 2011, we introduced *Cobblestone Mill* Deli Style Gourmet Rolls, *Cobblestone Mill* 100% Whole Wheat Bread, and *Cobblestone Mill* French Baguettes.
- White breads and buns under regional company-owned and franchised brands, such as *Sunbeam*, *Bunny*, *Aunt Hattie's*, *Holsum*, and *ButterKrust*.
- *Tastykake* and *Blue Bird* branded snack cakes and pastries. In 2011, as a result of the Tasty acquisition we added new items from the *Tastykake* lineup, including *Tastykake* Black & White Pies, Brownie and Peanut Butter Brownie *Kandy Kakes*, *Tastykake* Red Velvet Cupcakes, and *Tastykake* Banana Split Pie.
- Flour, white, and corn tortillas under the *Mi Casa* and *Frestillas* brands. *Frestillas* tortillas were introduced to select supermarkets in Southern California in 2011.
- Fresh packaged bakery products under store brands for retailers. While store branded products carry lower margins than our branded products, they allow us to effectively use available production and distribution capacity. Store branded product also helps the company expand our total retail shelf space.

Our warehouse segment markets a line of specialty breads and rolls under the *European Bakers* brand, proprietary breads, buns, and rolls for specific foodservice customers, and tortillas and tortilla chips under *Leo's Foods* and *Juarez*. This segment's snack cakes are sold under the *Mrs. Freshley's*, *Broad Street Bakery*, and store brands. Our warehouse segment products are distributed nationally through retail, foodservice, and vending customer warehouses.

In 2011, we introduced the following new items under the *Mrs. Freshley*'s brand:

- Apple Danish and Strawberry Cheese Danish
- Chocolate Bells made with Hershey's® cocoa and Chocolate Chip Muffins made with Hershey's® chocolate chips. These items were also introduced under the DSD segment's *Blue Bird* brand.

During 2011, we spent $2.0 million in product development costs for new products and product enhancements.

Marketing

We support our key brands with a multi-million dollar marketing effort that reaches out to consumers through electronic and in-store coupons, social media (such as Facebook and Twitter), digital media (including e-newsletters to consumers), websites (our brand sites and third-party sites), event and sports marketing, on-package promotional offers and sweepstakes, and print advertising. When appropriate, we may join other sponsors with promotional tie-ins. We often focus marketing efforts on specific products and holidays, such as hamburger and hot dog bun sales during Memorial Day, the Fourth of July, and Labor Day.

Customers

Our top 10 customers in fiscal 2011 accounted for 45.6% of sales. During 2011, our largest customer, Walmart/Sam's Club, represented 21.6% of the company's sales. The loss of, or a material negative change in our relationship with, Walmart/Sam's Club or any other major customer could have a material adverse effect on our business. No other customer accounted for 10.0% or more of our sales during 2011, 2010 or 2009.

Our fresh baked foods customers include mass merchandisers, supermarkets and other retailers, restaurants, quick-serve chains, food wholesalers, institutions, dollar stores, and vending companies. We also sell returned and surplus product through a system of discount bakery stores. The company currently operates 241 such stores, and reported sales of $59.0 million during fiscal 2011 related to these outlets.

Our warehouse segment supplies numerous restaurants, institutions and foodservice distributors, and retail in-store bakeries with frozen bakery products. It also sells packaged bakery products to wholesale distributors for ultimate sale to a wide variety of food outlets. It sells packaged bakery snack cakes primarily to customers who distribute the product nationwide through multiple channels of distribution, including mass merchandisers, supermarkets, vending outlets and convenience stores. In certain circumstances, we enter into co-packing arrangements with retail customers or other food companies, some of which are competitors.

Distribution

Distributing fresh bakery foods through a DSD system is a complex process. It involves determining appropriate order levels, delivering products from bakeries to independent distributors for direct delivery to customer stores, stocking shelves, maintaining special displays, and visiting customers daily to ensure adequate inventory and removing unsold goods.

To get fresh bakery foods to market, we use a network of approximately 4,600 routes (or territories) to distribute certain Flowers DSD brands in specified geographic territories. The company has sold the majority of these territories to independent distributors under long-term financing arrangements, most of which are managed and serviced by the company. Our independent distributor program is designed to provide retail and foodservice customers with superior service. Independent distributors, highly motivated by financial incentives from their territory ownership, strive to increase sales by offering outstanding service and merchandising. Independent distributors have the opportunity to benefit directly from the enhanced value of their territories resulting from higher branded sales volume.

The company has developed proprietary software on the hand-held computers that independent distributors use for daily ordering and transactions. The company leases these hand-held computers to the independent distributors and charges them an administrative fee for their use. This fee reduces the company's selling, distribution and administrative expenses, and totaled $4.6 million in 2011, $3.7 million in 2010, and $2.9 million in 2009. Our proprietary software permits distributors to track and communicate inventory data to bakeries and to calculate recommended order levels based on historical sales data and recent trends. These orders are electronically transmitted to the appropriate bakery on a nightly basis. This system ensures that distributors have an adequate supply of the right mix of products to meet retail and foodservice customers' immediate needs. We believe our system minimizes returns of unsold goods.

In addition to hand-held computers, we maintain an information technology ("IT") platform that allows us to accurately track sales, product returns, and profitability by selling location, bakery, day, and other criteria. The system provides us with daily real-time, on-line access to sales and gross margin reports, allowing us to make prompt operational adjustments when appropriate. It also permits us to forecast sales and improve our in-store product ordering by customer. Our hand-held computers are integrated into this IT platform.

We also use PBS, to track and monitor sales and inventories more effectively. PBS allows our independent distributors to bypass the often lengthy product check-in at retail stores, which gives them more time to merchandise products. PBS also benefits retailers, who only pay suppliers for what they actually sell — or what is scanned at checkout. During fiscal 2011 approximately $821.0 million of our DSD segment sales came through our PBS system.

Our warehouse segment distributes a portion of our packaged bakery snack products from a central distribution facility located near our Crossville, Tennessee, snack cake bakery. We believe this centralized distribution method allows us to achieve both production and distribution efficiencies. Our snack cake bakeries operate what we believe are long, efficient production runs of a single product, which are then shipped to the central distribution facility. Products coming from different bakeries are then cross-docked and shipped directly to customers' warehouses nationwide. Our frozen bread and roll products are shipped to various outside freezer facilities for distribution to our customers.

Intellectual Property

We own a number of trademarks, trade names, and licenses. The company also sells products under franchised and licensed trademarks and trade names that it does not own. We consider all our trademarks and trade names important to our business since we use them to build strong brand awareness and consumer loyalty. On July 23, 2008, our wholly-owned subsidiary filed a lawsuit against Hostess Brands, Inc. ("Hostess") (formerly Interstate Bakeries Corporation) in the United States District Court for the Northern District of Georgia. The complaint alleges that Hostess is infringing upon Flowers' *Nature's Own* trademarks by using or intending to use the *Nature's Pride* trademark. Flowers asserts that Hostess' sale or intended sale of baked goods under the *Nature's Pride* trademark is likely to cause confusion with, and likely to dilute the distinctiveness of, the *Nature's Own* mark and constitutes unfair competition and deceptive trade practices. Flowers is seeking actual damages, an accounting of Hostess' profits from its sales of *Nature's Pride* products, and injunctive relief. Flowers sought summary judgment for our claims, which was denied by the court. On January 11, 2012, Hostess filed a voluntary petition for relief in the United States Bankruptcy Court for the Southern District of New York under Chapter 11, Title 11, United States Code. The bankruptcy filing automatically stayed the trademark lawsuit.

Raw Materials

Our primary baking ingredients are flour, sweeteners, and shortening. We also use paper products, such as corrugated cardboard, and films and plastics to package our bakery foods. We strive to maintain diversified sources for all of our baking ingredients and packaging products.

In addition, we are dependent on natural gas as fuel for firing ovens. Our independent distributors and third-party shipping companies use gasoline and diesel as fuel for their trucks.

As commodities, many of our baking ingredients are subject to periodic price fluctuations. Over the past five years, the commodities market has been extremely volatile. Agricultural commodity prices reached all time highs in 2007 and the first half of 2008 before declining in 2009 and the first half of 2010. Commodity prices began to rise again in the second half of 2010 and continued to rise during 2011. We expect our commodity costs to increase in 2012. These costs fluctuate widely due to government policy and regulation, weather conditions, domestic and international demand, or other unforeseen circumstances. Our company enters into forward purchase agreements and derivative financial instruments to manage the impact of such volatility in raw material prices. Any decrease in the availability of these agreements and instruments could increase the price of these raw materials and significantly affect our earnings.

Regulations

As a producer and marketer of food items, our operations are subject to regulation by various federal governmental agencies, including the Food and Drug Administration, the Department of Agriculture, the Federal Trade Commission, the Environmental Protection Agency, and the Department of Commerce. We also are subject to the regulations of various state agencies, with respect to production processes, product quality, packaging, labeling, storage, distribution and local regulations regarding the licensing of plants and the enforcement of state standards and facility inspections. Under various statutes and regulations, these federal and state agencies prescribe requirements and establish standards for quality, purity, and labeling. Failure to comply with one or more regulatory requirements can result in a variety of sanctions, including monetary fines or compulsory withdrawal of products from store shelves.

Advertising of our businesses is subject to regulation by the Federal Trade Commission, and we are subject to certain health and safety regulations, including those issued under the Occupational Safety and Health Act.

The cost of compliance with such laws and regulations has not had a material adverse effect on the company's business. We believe that we are currently in material compliance with applicable federal, state and local laws and regulations.

Our operations, like those of similar businesses, are subject to various federal, state and local laws and regulations with respect to environmental matters, including air and water quality and underground fuel storage tanks, as well as other regulations intended to protect public health and the environment. The company is not a party to any material proceedings arising under these regulations. We believe compliance with existing environmental laws and regulations will not materially affect the consolidated financial statements or the competitive position of the company. The company is currently in substantial compliance with all material environmental regulations affecting the company and its properties.

Competitive Overview

The U.S. retail market for fresh packaged bakery products is estimated at $20.0 billion. This category is intensely competitive. It is comprised of large food companies, large independent bakeries with national distribution, and smaller regional and local bakeries.

At the start of 2011, the primary national competitors in the fresh bakery category included Grupo Bimbo S.A. de C.V./Bimbo Bakeries (*"Grupo Bimbo"*) (*Arnold, Thomas, Entemann's*), Hostess Brands, Inc. (*Wonder Bread, Hostess*), Sara Lee Corporation (*Sara Lee*), and Campbell Soup Company (*Pepperidge Farm*).

Consolidation in the U.S. fresh baking industry is significantly altering the competitive landscape. In 2000, there were eight major companies in the packaged bakery category. By the end of 2011, that number dropped to four, with an announcement in November that Sara Lee had sold its North American Fresh Bakery business to Grupo Bimbo. From a national standpoint, Flowers Foods is currently the number two company in the U.S. fresh baking industry based on market share.

While there are also a number of smaller regional bakers, larger companies have enjoyed several competitive advantages over smaller operations, including greater brand awareness and economies of scale in areas such as purchasing, distribution, production, information technology, advertising and marketing. However, size alone is not sufficient to ensure success in our industry.

Consolidation in the baking industry continues to be driven by a number of factors. These include capital constraints on smaller companies that make it difficult for them to invest in new technology and equipment to improve productivity and efficiency and develop new products, generational changes in family-owned businesses, and limited ability to serve consolidated — and larger — retail and foodservice customers. We believe consolidation in the baking, food retailing, and foodservice industries will continue to present opportunities for strategic acquisitions that complement our existing businesses.

Competition is based on product availability, product quality, brand loyalty, price, effective promotions, and the ability to target changing consumer preferences. Customer service, including frequent delivery to keep store shelves well-stocked, is an increasingly important competitive factor. While we experience price pressure from time to time, primarily as a result of competitors' promotional efforts, we believe our strong relationships with independent distributors and trade customers, our consumers' brand loyalty, and the diversity of our products and sales channels, limit the effects of such competition. We believe we have significant competitive advantages over smaller regional bakeries due to greater brand awareness and economies of scale in purchasing, distribution, production, information technology, and marketing.

Competition for fresh packaged bakery snack products is based upon the ability to meet production and distribution demands of retail and vending customers at a competitive price. Primary national competitors for fresh packaged bakery snack products include McKee Foods Corporation (*Little Debbie*), Cloverhill Bakery, and Hostess Brands, Inc. (*"Hostess"*). Hostess filed for bankruptcy in January of 2012.

Competitors for frozen bakery products include Alpha Baking Co., Inc., Rotella's Italian Bakery, United States Bakery, Turano Baking Company, and All Round Foods, Inc. Competition for frozen bakery products is based primarily on product quality and consistency, product variety and the ability to consistently meet production and distribution demands at a competitive price.

According to the National Restaurant Association ("NRA"), restaurant industry sales are expected to reach $632.0 billion in 2012. The NRA projects overall restaurant industry sales will increase in current dollars by 3.5% over 2011.

Flowers also faces competition from store brands that are produced both by us and our competitors. For several decades, store brand breads and rolls have been offered by food retail customers. This accounts for roughly 25% of the dollars and 40% of the units sold in the overall category. Recently, food retailers have put more emphasis on store brand products, initiating a store brand push in such categories as chips and cereals. In general, the store brand share of the fresh bread aisle has remained relatively consistent.

Other Available Information

Throughout this Form 10-K, we incorporate by reference information from parts of other documents filed with the SEC. The SEC allows us to disclose important information by referring to it in this manner, and you should review this information in addition to the information contained in this report.

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and proxy statement for the annual shareholders' meeting, as well as any amendments to those reports, are available free of charge through our web site as soon as reasonably practicable after we file them with the SEC. You can learn more about us by reviewing our SEC filings in the Investor Center on our web site at www.flowersfoods.com.

The SEC also maintains a web site at www.sec.gov that contains reports, proxy statements and other information about SEC registrants, including the company. You may also obtain these materials at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The following corporate governance documents may be obtained free of charge through our website in the "Corporate Governance" section of the "Investor Center" tab or by sending a written request to Flowers Foods, Inc., 1919 Flowers Circle, Thomasville, GA 31757, Attention: Investor Relations.

- Board Committees
- Code of Business Conduct and Ethics
- Flowers Foods Employee Code of Conduct
- Disclosure Policy
- Corporate Governance Guidelines

- Stock Ownership Guidelines
- Audit Committee Charter
- Compensation Committee Charter
- Finance Committee Charter
- Nominating/Corporate Governance Committee Charter
- Flowers Foods Supplier Code of Conduct (This document is on our website in the "Company Info" tab)

Item 1A. *Risk Factors*

You should carefully consider the risks described below, together with all of the other information included in this report, in considering our business and prospects. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently deem insignificant, may also impair our business operations. The occurrence of any of the following risks could harm our business, financial condition, liquidity or results of operations.

Economic conditions may negatively impact demand for our products, which could adversely impact our sales and operating profit.

In recent years, economic conditions were significantly strained in the United States. Continuing or worsening economic challenges could have a negative impact on our business. Economic uncertainty may result in increased pressure to reduce the prices of some of our products and/or limit our ability to increase or maintain prices. If either of these events occur, or if unfavorable economic conditions continue, our sales and profitability could be adversely affected.

Increases in costs and/or shortages of raw materials, fuels and utilities could adversely impact our profitability.

Commodities, such as flour, sweeteners, and shortening, which are used in our bakery products, are subject to price fluctuations. The cost of these inputs may fluctuate widely due to government policies and regulations, weather conditions, domestic and international demand, or other unforeseen circumstances. Any substantial increase in the prices of raw materials may have an adverse impact on our profitability. We enter into forward purchase agreements and other derivative financial instruments from time to time to manage the impact of such volatility in raw materials prices; however, these strategies may not be adequate to overcome increases in market prices. Our failure to enter into effective hedging arrangements or any decrease in the availability or increase in the cost of these agreements and instruments could increase the price of these raw materials and significantly affect our earnings.

In addition, we are dependent upon natural gas for firing ovens. Our independent distributors and third-party shipping companies are dependent upon gasoline and diesel for their vehicles. Substantial future increases in prices for, or shortages of, these fuels could have a material adverse effect on our profitability, financial condition or results of operations. There can be no assurance that we can cover these cost increases through future pricing actions. Also, as a result of these pricing actions, consumers could purchase less or move from purchasing high-margin branded products to lower-margin store brands.

Competition could adversely impact revenues and profitability.

The United States bakery industry is highly competitive. Competition is based on product availability, product quality, price, effective promotions, and the ability to target changing consumer preferences. We experience price pressure from time to time due to competitors' promotional activity and other pricing efforts. This pricing pressure is particularly strong during adverse economic periods. Increased competition could result in reduced sales, margins, profits and market share.

We rely on several large customers for a significant portion of our sales and the loss of one of our large customers could adversely affect our financial condition and results of operations.

We have several large customers that account for a significant portion of our sales, and the loss of one of our large customers could adversely affect our results of operations. Our top ten customers accounted for 45.6%

of our sales during fiscal 2011. Our largest customer, Walmart/Sam's Club, accounted for 21.6% of our sales during this period. These customers do not typically enter into long-term sales contracts, and instead make purchase decisions based on a combination of price, product quality, consumer demand, and customer service performance. At any time, they may use more of their shelf space, including space currently used for our products, for store branded products or for products from other suppliers. If our sales to one or more of these customers are reduced, this reduction may adversely affect our business, financial condition or results of operations.

Consolidation in the retail and foodservice industries could affect our sales and profitability.

If our retail and foodservice customers continue to grow larger due to consolidation in their respective industries, they may demand lower pricing and increased promotional programs. Meeting these demands could adversely affect our margins, and therefore our sales and profitability.

Our large customers may impose requirements on us that may adversely affect our results of operations.

From time to time, our large customers may re-evaluate or refine their business practices and impose new or revised requirements on us and their other suppliers. These business changes may involve inventory practices, logistics, or other aspects of the customer-supplier relationship. Compliance with requirements imposed by major customers may be costly and may have an adverse effect on our margins and profitability. However, if we fail to meet a significant customer's demands, we could lose that customer's business, which also could adversely affect our results of operations.

Our inability to execute our business strategy could adversely affect our business.

We employ various operating strategies to maintain our position as one of the nation's leading producers and marketers of bakery products available to customers through multiple channels of distribution. If we are unsuccessful in implementing or executing one or more of these strategies, our business could be adversely affected.

We have risks related to our pension plans, which could impact the company's liquidity.

The company has trusteed, noncontributory defined benefit pension plans covering certain employees maintained under the U.S. Employee Retirement Income Security Act of 1974 ("ERISA"). The funding obligations for our pension plans are impacted by the performance of the financial markets, including the performance of our common stock, which comprises approximately 11.6% of all the pension plan assets as of December 31, 2011.

If the financial markets do not provide the long-term returns that are expected, the likelihood of the company being required to make larger contributions will increase which could impact our liquidity. The equity markets can be, and recently have been, very volatile, and therefore our estimate of future contribution requirements can change dramatically in relatively short periods of time. Similarly, changes in interest rates can impact our contribution requirements. In a low interest rate environment, the likelihood of larger required contributions increases. Adverse developments in any of these areas could adversely affect our financial condition, liquidity or results of operations.

A disruption in the operation of our DSD distribution system could negatively affect our results of operations financial condition and cash flows.

We believe that our DSD distribution system is a significant competitive advantage. A material negative change in our relationship with the independent distributors, an adverse ruling by regulatory or governmental bodies regarding our independent distributorship program or an adverse judgment against the company for actions taken by the independent distributors could materially affect our financial condition, results of operations, and cash flows.

Disruption in our supply chain or distribution capabilities could have an adverse effect on our business, financial condition and results of operations.

Our ability to make, move and sell products is critical to our success. Damage or disruption to our manufacturing or distribution capabilities, or the manufacturing or distribution capabilities of our suppliers due to weather, natural disaster, fire or explosion, terrorism, pandemics or labor strikes, could impair our ability to manufacture or sell our products. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could adversely affect our business, financial conditions and results of operations.

The costs of maintaining and enhancing the value and awareness of our brands are increasing, which could have an adverse impact on our revenues and profitability.

We rely on the success of our well-recognized brand names and we intend to maintain our strong brand recognition by continuing to devote resources to advertising, marketing and other brand building efforts. Our marketing investments may not prove successful in maintaining or increasing our market share. If we are not able to successfully maintain our brand recognition, our revenues and profitability could be adversely affected.

Inability to anticipate changes in consumer preferences may result in decreased demand for our products, which could have an adverse impact on our future growth and operating results.

Our success depends, in part, on our ability to respond to current market trends and to anticipate the tastes and dietary habits of consumers. If we fail to anticipate, identify, or react to changes in consumer preferences, we could experience reduced demand for our products, which could in turn cause our operating results to suffer.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have a material adverse effect on our operating and financial results. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Government regulation could adversely impact our results of operations and financial condition.

As a producer and marketer of food items, our production processes, product quality, packaging, labeling, storage, and distribution are subject to regulation by various federal, state and local government entities and agencies. Failure to comply with, or violations of, the regulatory requirements of one or more of these agencies can result in a variety of sanctions, including monetary fines or compulsory withdrawal of products from store shelves, any of which could adversely affect our results of operations and financial condition.

Any business disruption due to political instability, armed hostilities, incidents of terrorism or natural disasters could adversely impact our financial performance.

Terrorist activity, armed conflict, political instability or natural disasters that may occur within or outside the U.S. may disrupt manufacturing, labor, and other business operations. In the event of such incidents, our business and financial performance could be adversely affected.

Changes in or new interpretations of applicable laws or regulations involving government regulations to limit carbon dioxide and other greenhouse gas emissions may result in increased compliance costs, capital expenditures, and other financial obligations that could affect our profitability or impede the production or distribution of our products and have an adverse effect on our results of operations, liquidity and financial condition.

We use natural gas, diesel fuel, and electricity in the manufacturing and distribution of our products. Legislation or regulation affecting these inputs could materially affect our results of operations, liquidity and financial condition. Legislation designed to control emissions affecting climate change could affect our ability to procure our commodity needs at costs we currently experience and may require additional unplanned capital expenditures.

Increases in employee and employee-related costs could have adverse effects on our profitability.

Pension, health care, and workers' compensation costs are increasing and will likely continue to do so. Any substantial increase in pension, health care or workers' compensation costs may have an adverse impact on our profitability. The company records pension costs and the liabilities related to its benefit plans based on actuarial valuations, which include key assumptions determined by management. Material changes in pension costs may occur in the future due to changes in these assumptions. Future annual amounts could be impacted by various factors, such as changes in the number of plan participants, changes in the discount rate, changes in the expected long-term rate of return, changes in the level of contributions to the plan, and other factors.

In addition, legislation or regulations involving labor and employment and employee benefit plans (including employee health care benefits and costs) may impact our operational results.

We may be adversely impacted by the failure to successfully execute acquisitions and divestitures and integrate acquired operations.

From time to time, the company undertakes acquisitions or divestitures. The success of any acquisition or divestiture depends on the company's ability to identify opportunities that help us meet our strategic objectives, consummate a transaction on favorable contractual terms, and achieve expected returns and other financial benefits. Acquisitions require us to efficiently integrate the acquired business to achieve the expected returns. Divestitures have operational risks that may include impairment charges. Acquisitions or divestitures present unique financial and operational risks, including diversion of management attention from the existing core business, integrating or separating personnel and financial data and other systems, and adverse effects on existing business relationships with suppliers and customers. In situations where acquisitions or divestitures are not successfully implemented or completed, the company's business or financial results could be negatively impacted.

Failure to maximize or to successfully assert our intellectual property rights could impact our competitiveness.

We rely on trademark, trade secret, patent and copyright laws to protect our intellectual property rights. We cannot be sure that these intellectual property rights will be maximized or that they can be successfully asserted. There is a risk that we will not be able to obtain and perfect our own or, where appropriate, license intellectual property rights necessary to support new product introductions. We cannot be sure that these rights, if obtained, will not be invalidated, circumvented or challenged in the future. Our failure to perfect or successfully assert our intellectual property rights could make us less competitive and could have an adverse effect on our business, operating results and financial condition.

Our articles of incorporation and bylaws, and Georgia law may inhibit a change in control that you may favor.

Our articles of incorporation and bylaws, and Georgia law contain provisions that may delay, deter or inhibit any possible future acquisition of our company if not approved by our Board of Directors. This could occur even if our shareholders are offered an attractive value for their shares or if a substantial number or even a majority of our shareholders believe the takeover is in their best interest. These provisions are intended to encourage any person interested in acquiring us to negotiate with and obtain the approval of our Board of Directors in connection with the transaction. Provisions in our organizational documents that could delay, deter or inhibit a future acquisition include the following:

- A classified Board of Directors,
- The requirement that our shareholders may only remove directors for cause,
- Specified requirements for calling special meetings of shareholders, and
- The ability of the Board of Directors to consider the interests of various constituencies, including our employees, customers, creditors, and the local community.

Our articles of incorporation also permit the Board of Directors to issue shares of preferred stock with such designations, powers, preferences and rights as it determines, without any further vote or action by our shareholders.

Executive Offices

The address and telephone number of our principal executive offices are 1919 Flowers Circle, Thomasville, Georgia 31757, (229) 226-9110.

Executive Officers of Flowers Foods

The following table sets forth certain information regarding the persons who currently serve as the executive officers of Flowers Foods. Our Board of Directors elects our Chairman of the Board and Chief Executive Officer for a one-year term. The Board of Directors has granted the Chairman of the Board and Chief Executive Officer the authority to appoint the executive officers to hold office until they resign or are removed.

EXECUTIVE OFFICERS

Name, age and Office	Business Experience
George E. Deese Age 66 Chairman of the Board and Chief Executive Officer	Mr. Deese has been Chairman of the Board and Chief Executive Officer of Flowers Foods since January 2010. Mr. Deese previously served as Chairman of the Board, President and Chief Executive Officer of Flowers Foods from January 2006 to January 2010. He previously served as President and Chief Executive Officer of Flowers Foods from January 2004 to January 2006. Prior to that he served as President and Chief Operating Officer of Flowers Foods from May 2002 until January 2004. Mr. Deese also served as President and Chief Operating Officer of Flowers Bakeries from January 1997 until May 2002, President and Chief Operating Officer, Baked Products Group of Flowers Industries from 1983 to January 1997, Regional Vice President, Baked Products Group of Flowers Industries from 1981 to 1983 and President of Atlanta Baking Company from 1980 to 1981.
Allen L. Shiver Age 56 President	Mr. Shiver has been President of Flowers Foods since January 2010. Mr. Shiver previously served as Executive Vice President and Chief Marketing Officer of Flowers Foods from May 2008 to January 2010. He previously served as President and Chief Operating Officer of the warehouse delivery segment from April 2003 until May 2008. Prior to that, he served as President and Chief Operating Officer of Flowers Snack from July 2002 until April 2003. Prior to that Mr. Shiver served as Executive Vice President of Flowers Bakeries from 1998 until 2002, as a Regional Vice President of Flowers Bakeries in 1998 and as President of Flowers Baking Company of Villa Rica from 1995 until 1998. Prior to that time, Mr. Shiver served in various sales and marketing positions at Flowers Bakeries.

Name, age and Office	Business Experience
R. Steve Kinsey Age 51 Executive Vice President and Chief Financial Officer	Mr. Kinsey has been Executive Vice President and Chief Financial Officer of Flowers Foods since May 2008. Mr. Kinsey previously served as Senior Vice President and Chief Financial Officer of Flowers Foods from September 2007 to May 2008. Prior to that he served as Vice President and Corporate Controller of Flowers Foods from 2002 to 2007. Prior to that he served as Director of Tax of Flowers Foods from 2001 to 2002 and at Flowers Industries from 1998 to 2001. Mr. Kinsey served as Tax Manager of Flowers Industries from 1994 to 1998. Mr. Kinsey joined the company in 1989 as a Tax Associate.
Gene D. Lord Age 64 Executive Vice President and Chief Operating Officer	Mr. Lord has been Executive Vice President and Chief Operating Officer of Flowers Foods since May 2008. Mr. Lord previously served as President and Chief Operating Officer of the DSD segment from July 2002 to May 2008. Prior to that, he served as a Regional Vice President of Flowers Bakeries from January 1997 until July 2002. Prior to that, he served as Regional Vice President, Baked Products Group of Flowers Industries from May 1987 until January 1997 and as President of Atlanta Baking Company from February 1981 until May 1987. Prior to that time, Mr. Lord served in various sales positions at Flowers Bakeries.
Stephen R. Avera Age 55 Executive Vice President, Secretary and General Counsel	Mr. Avera has been Executive Vice President, Secretary and General Counsel of Flowers Foods since May 2008. Mr. Avera previously served as Senior Vice President, Secretary and General Counsel of Flowers Foods from September 2004 to May 2008. Prior to that, he served as Secretary and General Counsel from February 2002 until September 2004. He also served as Vice President and General Counsel of Flowers Bakeries from July 1998 to February 2002. Mr. Avera also previously served as an Associate and Assistant General Counsel of Flowers Industries from February 1986 to July 1998.
Michael A. Beaty Age 61 Executive Vice President of Supply Chain	Mr. Beaty has been Executive Vice President of Supply Chain of Flowers Foods since May 2008. Mr. Beaty previously served as Senior Vice President-Supply Chain of Flowers Foods from September 2002 to May 2008. Prior to that, he served as Senior Vice President of Bakery Operations of Flowers Bakeries from September 1994 until September 2002. He also served as Vice President of Manufacturing of Flowers Bakeries from February 1987 until September 1994. Prior to that time, Mr. Beaty served in management positions at various Flowers Bakeries operations, including Vice President of Manufacturing, Executive Vice President and President of various Flowers operations from 1974 until 1987.
Marta Jones Turner Age 58 Executive Vice President of Corporate Relations	Ms. Turner has been Executive Vice President of Corporate Relations of Flowers Foods since May 2008. Ms. Turner previously served as Senior Vice President of Corporate Relations of Flowers Foods from July 2004 to May 2008. Prior to that, she served as Vice President of Communications and Investor Relations from November 2000 until July 2004. She also served as Vice President of Public Affairs of Flowers Industries from September 1997 until January 2000 and Director of Public Relations of Flowers Industries from 1985 until 1997.

Name, age and Office	Business Experience
Karyl H. Lauder Age 55 Senior Vice President and Chief Accounting Officer	Ms. Lauder has been Senior Vice President and Chief Accounting Officer of Flowers Foods since May 2008. Ms. Lauder previously served as Vice President and Chief Accounting Officer of Flowers Foods from September 2007 to May 2008. Ms. Lauder previously served as Vice President and Operations Controller of Flowers Foods from 2003 to 2007. Prior to that she served as Division Controller for Flowers Bakeries Group from 1997 to 2003. Prior to that, Ms. Lauder served as a Regional Controller for Flowers Bakeries after serving as Controller and in other accounting supervisory positions at various plant locations since 1978.
Bradley K. Alexander Age 53 President, Flowers Bakeries	Mr. Alexander has been President of Flowers Bakeries since May 2008. Mr. Alexander previously served as a Regional Vice President of Flowers Bakeries from 2003 until May 2008. Prior to that, he served in various sales, marketing and operational positions since joining the company in 1981, including bakery president and Senior Vice President of Sales and Marketing.
Donald A. Thriffiley, Jr. Age 58 Senior Vice President of Human Resources	Mr. Thriffiley has been Senior Vice President of Human Resources for Flowers Foods since May 2008. Mr. Thriffiley previously served as Vice President of Human Resources from 2002 to 2008. Prior to that, Mr. Thriffiley served as Director of Human Resources for Flowers Bakeries and in other human resources positions since joining the company in 1977.
H. Mark Courtney Age 51 Senior Vice President of Sales and Marketing	Mr. Courtney has been Senior Vice President of Sales and Marketing of Flowers Bakeries since January of 2010. He previously served as Senior Vice President of Sales from April 2008 until January 2010. Prior to that, Mr. Courtney served in various sales, marketing, and operations positions, including Executive Vice President of Flowers Snack Group. Mr. Courtney joined the company in 1983.
David A. Hubbard Age 42 Vice President and Chief Information Officer	Mr. Hubbard has been Vice President and Chief Information Officer of Flowers Foods since October of 2011. He previously served as Vice President, IT Technology and Development in 2011. Prior to that Mr. Hubbard was the IT Director, SAP Technology and eBusiness from 2003 through early 2011.

Item 1B. ***Unresolved Staff Comments.***

None

Item 2. ***Properties***

The company currently operates 42 bakeries, of which 41 are owned and one is leased. We believe our properties are in good condition, well maintained, and sufficient for our present operations. During fiscal 2011, DSD segment facilities taken as a whole, operated moderately above capacity and warehouse segment facilities operated moderately below capacity. Our production plant locations are:

DSD Segment

Birmingham, Alabama	Lafayette, Louisiana
Opelika, Alabama	New Orleans, Louisiana
Tuscaloosa, Alabama	Goldsboro, North Carolina
Phoenix, Arizona	Jamestown, North Carolina
Tolleson, Arizona	Newton, North Carolina
Batesville, Arkansas	Philadelphia, Pennsylvania (Leased)
Bradenton, Florida	Oxford, Pennsylvania
Jacksonville, Florida	Morristown, Tennessee
Lakeland, Florida	Denton, Texas
Miami, Florida	El Paso, Texas
Atlanta, Georgia	Houston, Texas(2)
Savannah, Georgia	San Antonio, Texas
Thomasville, Georgia	Tyler, Texas
Villa Rica, Georgia	Lynchburg, Virginia
Bardstown, Kentucky	Norfolk, Virginia
Baton Rouge, Louisiana	

Warehouse Segment

Montgomery, Alabama	London, Kentucky
Texarkana, Arkansas	Winston-Salem, North Carolina
Suwanee, Georgia	Cleveland, Tennessee
Tucker, Georgia	Crossville, Tennessee
Cedar Rapids, Iowa (mix plant)	Ft. Worth, Texas

In Thomasville, Georgia, the company leases properties that house its shared services center and information technology group, and owns its corporate headquarters facility.

Item 3. ***Legal Proceedings***

The company and its subsidiaries from time to time are parties to, or targets of, lawsuits, claims, investigations and proceedings, which are being handled and defended in the ordinary course of business. While the company is unable to predict the outcome of these matters, it believes, based upon currently available facts, that it is remote that the ultimate resolution of any such pending matters will have a material adverse effect on its overall financial condition, results of operations or cash flows in the future. However, adverse developments could negatively impact earnings in a particular future fiscal period.

On July 23, 2008, a wholly-owned subsidiary of the company filed a lawsuit against Hostess Brands, Inc. (formerly Interstate Bakeries Corporation) in the United States District Court for the Northern District of Georgia. The complaint alleges that Hostess is infringing upon Flowers' *Nature's Own* trademarks by using or intending to use the *Nature's Pride* trademark. Flowers asserts that Hostess' sale or intended sale of baked goods under the *Nature's Pride* trademark is likely to cause confusion with, and likely to dilute the distinctiveness of, the *Nature's Own* mark and constitutes unfair competition and deceptive trade practices. Flowers is seeking actual damages, an accounting of Hostess' profits from its sales of *Nature's Pride* products, and injunctive relief. Flowers sought summary judgment for its claims, which was denied by the court. On January 11, 2012, Hostess filed a voluntary petition for relief in the United States Bankruptcy Court for the Southern District of New York under Chapter 11, Title 11, United States Code. The bankruptcy filing automatically stayed the trademark lawsuit.

The company's facilities are subject to various federal, state and local laws and regulations regarding the discharge of material into the environment and the protection of the environment in other ways. The company is not a party to any material proceedings arising under these regulations. The company believes that compliance with existing environmental laws and regulations will not materially affect the consolidated financial condition, results of operations, cash flows or the competitive position of the company. The company is currently in substantial compliance with all material environmental regulations affecting the company and its properties.

Item 4. ***Mine Safety Disclosures***

Not Applicable

PART II

Item 5. ***Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information

Shares of Flowers Foods common stock are quoted on the New York Stock Exchange under the symbol "FLO." The following table sets forth quarterly dividend information and the high and low sale prices of the company's common stock on the New York Stock Exchange as reported in published sources.

	FY 2011			FY 2010		
	Market Price		Dividend	Market Price		Dividend
Quarter	High	Low		High	Low	
First	$19.79	$15.74	$0.133	$17.78	$15.83	$0.117
Second	$23.00	$18.83	$0.150	$18.39	$15.79	$0.133
Third	$23.13	$17.79	$0.150	$17.43	$15.31	$0.133
Fourth	$21.10	$18.68	$0.150	$18.23	$16.17	$0.133

Stock Split

On May 25, 2011, the board of directors declared a 3-for-2 stock split of the company's common stock. The record date for the split was June 10, 2011, and new shares were issued on June 24, 2011. All share and per share information has been restated for all prior periods presented giving retroactive effect to the stock split. The company revised certain historical amounts when it recorded the 3-for-2 stock split. The amounts were immaterial and reclassified within stockholders' equity between par value and capital in excess of par.

Holders

As of February 17, 2012, there were approximately 3,940 holders of record of our common stock.

Dividends

The payment of dividends is subject to the discretion of our Board of Directors. The Board of Directors bases its decisions regarding dividends on, among other things, general business conditions, our financial results, contractual, legal and regulatory restrictions regarding dividend payments and any other factors the Board may consider relevant.

Securities Authorized for Issuance Under Equity Compensation Plans

The following chart sets forth the amounts of securities authorized for issuance under the company's compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))
	(a)	(b)	(c)
	(Amounts in thousands, except per share data)		
Equity compensation plans approved by security holders	7,423	$15.67	3,452
Equity compensation plans not approved by security holders	—	—	—
Total	7,423	$15.67	3,452

Under the company's compensation plans, the Board of Directors is authorized to grant a variety of stock-based awards, including stock options, restricted stock awards and deferred stock, to its directors and certain of its employees. The number of securities set forth in column (c) above reflects securities available for issuance as stock options, restricted stock and deferred stock under the company's compensation plans. The number of shares available under the compensation plan is 27,937,500 shares as approved by shareholder vote in 2009. See Note 15, *Stock-Based Compensation,* of Notes to Consolidated Financial Statements of this Form 10-K for additional information on equity compensation plans.

Stock Performance Graph

The chart below is a comparison of the cumulative total return (assuming the reinvestment of all dividends paid) of our common stock, Standard & Poor's 500 Index, Standard & Poor's 500 Packaged Foods and Meats Index, and Standard & Poor's MidCap 400 Index for the period December 30, 2006 through December 30, 2011, the last trading day of our 2011 fiscal year.

Comparison of Cumulative Five Year Total Return



$200
$150
$100
$50
$0
12/30/2006
12/29/2007
1/03/2009
1/2/2010
1/1/2011
12/31/2011
FLOWERS FOODS, INC.
S&P 500 INDEX
S&P 500 PACKAGED FOODS & MEATS INDEX
S&P MIDCAP 400 INDEX

	December 30, 2006	December 29, 2007	January 3, 2009	January 2, 2010	January 1, 2011	December 31, 2011
FLOWERS FOODS INC	100.00	135.53	138.11	141.73	165.42	180.35
S&P 500 INDEX	100.00	106.22	68.56	84.06	96.73	98.77
S&P 500 PACKAGED FOODS & MEAT INDEX	100.00	102.98	91.17	105.42	122.67	143.75
S&P MIDCAP 400 INDEX	100.00	108.60	70.53	94.60	119.81	117.73

Companies in the S&P 500 Index, the S&P 500 Packaged Foods and Meats Index, and the S&P MidCap 400 Index are weighted by market capitalization and indexed to $100 at December 30, 2006. Flowers Foods' share price is also indexed to $100 at December 30, 2006. These prices have been adjusted for stock splits.

Purchases of Equity Securities by the Issuer and Affiliated Purchases

Our Board of Directors has approved a plan that authorized stock repurchases of up to 45.0 million shares of the company's common stock. Under the plan, the company may repurchase its common stock in open market or privately negotiated transactions at such times and at such prices as determined to be in the company's best interest. These purchases may be commenced or suspended without prior notice depending on then-existing business or market conditions and other factors. The company has purchased 37.8 million shares under the plan through December 31, 2011. During 2011, the company acquired 1.5 million shares under the plan. The company did not acquire any shares under the plan during the fourth quarter of fiscal 2011.

Item 6. *Selected Financial Data*

The selected consolidated historical financial data presented below as of and for the fiscal years 2011, 2010, 2009, 2008, and 2007 have been derived from the audited consolidated financial statements of the company. The results of operations presented below are not necessarily indicative of results that may be expected for any future period and should be read in conjunction with *Management's Discussion and Analysis of Financial Condition and Results of Operations*, and our Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements included in this Form 10-K.

	For the 52 Weeks Ended			For the 53 Weeks Ended	For the 52 Weeks Ended
	December 31, 2011	January 1, 2011	January 2, 2010	January 3, 2009	December 29, 2007
	(Amounts in thousands, except per share data)				
Statement of Income Data:					
Sales	$2,773,356	$2,573,769	$2,600,849	$2,414,892	$2,036,674
Net income	123,428	137,047	133,712	122,307	98,115
Net income attributable to noncontrolling interest	—	—	(3,415)	(3,074)	(3,500)
Net income attributable to Flowers Foods, Inc.	$ 123,428	$ 137,047	$ 130,297	$ 119,233	$ 94,615
Net income attributable to Flowers Foods, Inc. common shareholders per diluted share	$ 0.90	$ 0.99	$ 0.94	$ 0.85	$ 0.68
Cash dividends per common share	$ 0.583	$ 0.517	$ 0.450	$ 0.383	$ 0.305
Balance Sheet Data:					
Total assets	$1,553,998	$1,325,489	$1,351,442	$1,353,244	$ 987,535
Long-term debt and capital leases	$ 283,406	$ 98,870	$ 225,905	$ 263,879	$ 22,508

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read in conjunction with Selected Financial Data included herein and our Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements included in this Form 10-K. The following information contains forward-looking statements which involve certain risks and uncertainties. See Forward-Looking Statements.

Overview

Flowers Foods currently operates two business segments: a direct-store-delivery segment ("DSD segment") and a warehouse delivery segment ("warehouse segment"). The DSD segment operates 32 bakeries that market a wide variety of fresh bakery foods, including fresh breads, buns, rolls, tortillas, and snack cakes. These products are sold through its DSD route delivery system to retail and foodservice customers in the Southeast, Mid-Atlantic, and Southwest as well as in select markets in the Northeast, California, and Nevada. The warehouse segment operates 10 bakeries and produces snack cakes and breads and rolls that are shipped both fresh and frozen to national retail, foodservice, vending, and co-pack customers through their warehouse channels.

We aim to achieve consistent and sustainable growth in sales and earnings by focusing on improvement in the operating results of our existing businesses and, after detailed analysis, acquiring businesses and properties that add value to the company. We believe this strategy will result in consistent and sustainable growth that will build value for our shareholders. In May 2011, the company acquired, through a wholly owned subsidiary, Tasty. Tasty operates two bakeries in Pennsylvania and serves customers primarily in the northeastern United States with an extensive line of *Tastykake* branded snacks. This acquisition strengthened our position in the branded snack cake category, facilitated our expansion into new geographic markets and increased our manufacturing capacity.

Sales are principally affected by pricing, quality, brand recognition, new product introductions, product line extensions, marketing and service. We manage these factors to achieve a sales mix favoring our higher-margin branded products, while using store branded products to absorb overhead costs and maximize use of production capacity. Sales for fiscal 2011 increased 7.8% from fiscal 2010. This increase was primarily due to the Tasty acquisition and increased pricing/mix partially offset by lower volume. During fiscal 2011, we believe our sales were negatively impacted by the weakened economy, the competitive landscape and higher promotional activity within the baking industry. While we expect sales to grow, we cannot guarantee at what level considering the current economic environment and competitive landscape in the baking industry.

Commodities, such as our baking ingredients, periodically experience price fluctuations, and, for that reason, we continually monitor the market for these commodities. The cost of these inputs may fluctuate widely due to government policy and regulation, weather conditions, domestic and international demand or other unforeseen circumstances. Agricultural commodity prices reached all time high levels during 2007 and the first half of 2008 before declining during 2009. Commodity prices began to rise in the second half of 2010 and continued rising during 2011. We anticipate our commodity costs to rise during 2012. We enter into forward purchase agreements and other derivative financial instruments in an effort to manage the impact of such volatility in raw material prices. Any decrease in the availability of these agreements and instruments could increase the effective price of these raw materials to us and significantly affect our earnings.

Critical Accounting Estimates

Note 2, *Summary of Significant Accounting Policies,* of the Notes to Consolidated Financial Statements of this Form 10-K includes a summary of the significant accounting policies and methods used in the preparation of the company's consolidated financial statements.

The company's discussion and analysis of its results of operations and financial condition are based upon the Consolidated Financial Statements of the company, which have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). The preparation of these financial statements requires the company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting period. On an ongoing basis, the company evaluates its estimates, including those related to customer programs and incentives, bad debts, raw materials, inventories, long-lived assets, intangible assets, income taxes, restructuring, pensions and other post-retirement benefits and contingencies and litigation. The company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The selection and disclosure of the company's critical accounting estimates have been discussed with the company's audit committee. The following is a review of the critical assumptions and estimates, and the accounting policies and methods listed below which are used in the preparation of its Consolidated Financial Statements:

- revenue recognition;
- derivative instruments;
- valuation of long-lived assets, goodwill and other intangible assets;
- self-insurance reserves;
- income tax expense and accruals; and
- pension obligations.

Revenue Recognition. The company recognizes revenue from the sale of its products at the time of delivery when title and risk of loss pass to the customer. The company records both direct and estimated reductions to gross revenue for customer programs and incentive offerings at the time the incentive is offered or at the time of revenue recognition for the underlying transaction that results in progress by the customer towards earning the incentive. These allowances include price promotion discounts, coupons, customer rebates, cooperative advertising, and product returns. Price promotion discount expense is recorded as a reduction to gross sales when the discounted product is sold to the customer. Coupon expense estimates are calculated and recorded as a reduction to gross sales using the number of coupons dropped to consumers and the estimated redemption percentage. Estimates for customer rebates assume that customers will meet the required quantities to qualify for payment and are recorded as a reduction to gross sales. Cooperative advertising expense is recorded as a reduction to gross sales based on our portion of the estimated advertising cost of the underlying program. Product returns are recorded as a reduction to gross sales based on the actual returns in the week following the quarter end. If market conditions were to decline, the company may take actions to increase incentive offerings, possibly resulting in an incremental reduction of revenue.

The consumer packaged goods industry has used scan-based trading technology over several years to share information between the supplier and retailer. An extension of this technology allows the retailer to pay the supplier when the consumer purchases the goods rather than at the time they are delivered to the retailer. Consequently, revenue on these sales is not recognized until the product is purchased by the consumer. This technology is referred to as PBS. The company began a pilot program in fiscal 1999, working with certain retailers to develop the technology to execute PBS, and there has been a sharp increase in its use since that time. The company believes it is a baked foods industry leader in PBS and utilizes this technology with a majority of its larger retail customers such as Walmart, Kroger, Food Lion and Winn-Dixie. In fiscal 2011 the company recorded $821.0 million in sales through PBS. The company will continue to implement PBS technology for current PBS customers as they open new retail stores during 2012. In addition, new PBS customers will begin implementation during 2012.

Revenue on PBS sales is recognized when the product is purchased by the end consumer because that is when title and risk of loss is transferred. Non-PBS sales are recognized when the product is delivered to the customer since that is when title and risk of loss is transferred.

Derivative Instruments. The company's cost of primary raw materials is highly correlated to certain commodities markets. Commodities, such as our baking ingredients, experience price fluctuations. If actual market conditions become significantly different than those anticipated, raw material prices could increase significantly, adversely affecting our results of operations. We enter into forward purchase agreements and other derivative financial instruments qualifying for hedge accounting to manage the impact of volatility in raw material prices. The company measures the fair value of its derivative portfolio using the fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal market for that asset or liability. When quoted market prices for identical assets or liabilities are not available, the company bases fair value on internally developed models that use current market observable inputs, such as exchange-quoted futures prices and yield curves.

Valuation of Long-Lived Assets, Goodwill and Other Intangible Assets. The company records an impairment charge to property, plant and equipment, goodwill and intangible assets in accordance with applicable accounting standards when, based on certain indicators of impairment, it believes such assets have experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of these underlying assets could result in losses or an inability to recover the carrying value of the asset that may not be reflected in the asset's current carrying value, thereby possibly requiring impairment charges in the future. Based on management's evaluation, no impairment charges relating to long-lived assets were recorded for fiscal years 2011, 2010 or 2009.

The company evaluates the recoverability of the carrying value of its goodwill on an annual basis or at a time when events occur that indicate the carrying value of the goodwill may be impaired using a two step process. The first step of this evaluation is performed by calculating the fair value of the business segment, or reporting unit, with which the goodwill is associated. This fair value is compared to the carrying value of the reporting unit, and if less than the carrying value, the goodwill is measured for potential impairment under step two. Under step two of this calculation, goodwill is measured for potential impairment by comparing the implied fair value of the reporting unit goodwill, determined in the same manner as a business combination, with the carrying amount of the goodwill.

Our annual evaluation of goodwill impairment requires management judgment and the use of estimates and assumptions to determine the fair value of our reporting units. Fair value is estimated using standard valuation methodologies incorporating market participant considerations and management's assumptions on revenue, revenue growth rates, operating margins, discount rates, and EBITDA (defined as earnings before interest, taxes, depreciation and amortization). Our estimates can significantly affect the outcome of the test. We perform the fair value assessment using the income and market approach. The market approach assumes growth rates for projected EBITDA and revenue applied to market participant estimates of our enterprise value to EBITDA and revenue. The income approach estimates include our projected results of operations and our weighted-average cost of capital as computed each quarter. We use this data to complete a separate fair value analysis for each reporting unit. Changes in our forecasted operating results and other assumptions could materially affect these estimates. This test is performed in our fourth quarter unless circumstances require this analysis be completed sooner. The income approach is tested using a sensitivity analysis to changes in the discount rate and yield a sufficient buffer to significant variances in our estimates. The estimated fair values of our reporting segments exceeded our carrying values by over $325.0 million in each segment. Based on management's evaluation, no impairment charges relating to goodwill were recorded for the fiscal years 2011, 2010, or 2009.

In connection with acquisitions, the company has acquired trademarks, customer lists and non-compete agreements, which are intangible assets subject to amortization. The company evaluates these assets whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The undiscounted future cash flows of each intangible asset is compared to the carrying amount, and if less than the carrying value, the intangible asset is written down to the extent the carrying amount exceeds the fair value. The fair value is computed using the same approach described above for goodwill and includes the same risks and estimates. Based on management's evaluation, no impairment charges relating to amortizable intangible assets were recorded for the fiscal years 2011, 2010, or 2009.

The company also owns trademarks acquired in acquisitions that are intangible assets not subject to amortization of $1.5 million. The company evaluates the recoverability of the carrying value of these intangible assets on an annual basis or at a time when events occur that indicate the carrying value may be impaired. In addition, the assets are evaluated to determine whether events and circumstances continue to support an indefinite life. The fair value is compared to the carrying value of the intangible asset, and if less than the carrying value, the intangible asset is written down to fair value. The fair value is computed using the same approach described above for goodwill and includes the same risks and estimates. Based on management's evaluation, no impairment charges relating to intangible assets not subject to amortization were recorded for the fiscal years 2011, 2010, or 2009.

Self-Insurance Reserves. We are self-insured for various levels of general liability, auto liability, workers' compensation and employee medical and dental coverage. Insurance reserves are calculated on an undiscounted basis and are based on actual claim data and estimates of incurred but not reported claims developed utilizing historical claim trends. Projected settlements and incurred but not reported claims are estimated based on pending claims and historical trends and data. Though the company does not expect them to do so, actual settlements and claims could differ materially from those estimated. Material differences in actual settlements and claims could have an adverse effect on our financial condition and results of operations.

Income Tax Expense and Accruals. The annual tax rate is based on our income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Changes in statutory rates and tax laws in jurisdictions in which we operate may have a material effect on the annual tax rate. The effect of these changes, if any, would be recognized when the change takes place.

Deferred income taxes arise from temporary differences between the tax and financial statement recognition of revenues and expenses. Our income tax expense, deferred tax assets and liabilities and reserve for uncertain tax benefits reflect our best assessment of future taxes to be paid in the jurisdictions in which we operate. The company records a valuation allowance to reduce its deferred tax assets if it is more likely than not that some or all of the deferred assets will not be realized. While the company has considered future taxable income and ongoing prudent and feasible tax strategies in assessing the need for the valuation allowance, if these estimates and assumptions change in the future, the company may be required to adjust its valuation allowance, which could result in a charge to, or an increase in, income in the period such determination is made.

Periodically we face audits from federal and state tax authorities, which can result in challenges regarding the timing and amount of deductions. We provide reserves for potential exposures when we consider it more likely than not that a taxing authority may take a sustainable position on a matter contrary to our position. We evaluate these reserves on a quarterly basis to insure that they have been appropriately adjusted for events, including audit settlements that may impact the ultimate payment of such potential exposures. While the ultimate outcome of audits cannot be predicted with certainty, we do not currently believe that future audits will have a material adverse effect on our consolidated financial condition or results of operations. During fiscal 2010, the IRS completed the audit of fiscal years 2007 and 2008. The results of the audit were immaterial, and the company is no longer subject to federal examination for years prior to 2009.

Pension Obligations. The company records pension costs and benefit obligations related to its defined benefit plans based on actuarial valuations. These valuations reflect key assumptions determined by management, including the discount rate and expected long-term rate of return on plan assets. The expected long-term rate of return assumption considers the asset mix of the plans' portfolios, past performance of these assets, the anticipated future economic environment and long-term performance of individual asset classes, and other factors. Material changes in pension costs and in benefit obligations may occur in the future due to experience different than assumed and changes in these assumptions. Future benefit obligations and annual pension costs could be impacted by changes in the discount rate, changes in the expected long-term rate of return, changes in the level of contributions to the plans and other factors. Effective January 1, 2006, the company curtailed its largest defined benefit plan that covered the majority of its workforce. Benefits under this plan were frozen, and no future benefits will accrue under this plan. The company continues to maintain another defined benefit plan that covers a small number of union employees. Effective August 4, 2008, the company assumed sponsorship of two defined benefit plans as part of the ButterKrust acquisition. Benefits under these plans are frozen, and no future benefits will accrue under these plans. These plans were merged into the company's largest defined benefit plan at December 31, 2011. Effective May 20, 2011, the company assumed sponsorship of three defined benefit plans as part of the Tasty acquisition. Benefits under these plans are frozen, and no future benefits will accrue under these plans. Two of the Tasty defined benefit plans are nonqualified plans covering former employees. One of these nonqualified plans was terminated and all benefit obligations of the plan were settled effective December 31, 2011. The company recorded pension income of $0.4 million for fiscal 2011.

A quarter percentage point change in the discount rate would impact the company's fiscal 2011 pension cost by approximately $0.1 million on a pre-tax basis. A quarter percentage point change in the long-term expected rate of return assumption would impact the company's fiscal 2011 pension cost by approximately $0.8 million on a pre-tax basis. A quarter percentage point decrease in the discount rate would increase the company's fiscal year-end 2011 pension obligations by approximately $15.0 million. A quarter percentage point increase in the discount rate would decrease the company's fiscal year-end 2011 pension obligations by approximately $14.3 million. The company expects pension cost of approximately $1.1 million for fiscal 2012.

The discount rate used by the company reflects rates at which pension benefits could be effectively settled. The company looks to rates of return on high-quality fixed income investments to determine its discount rate. The company uses a cash flow matching technique to select the discount rate. The expected cash flows of each pension plan are matched to a yield curve based on Aa-graded bonds available in the marketplace at the measurement date. A present value is developed, which is then used to develop a single equivalent discount rate.

In developing the expected long-term rate of return on plan assets at each measurement date, the company considers the plan assets' historical actual returns, targeted asset allocations, and the anticipated future economic environment and long-term performance of individual asset classes, based on the company's investment strategy. While appropriate consideration is given to recent and historical investment performance, the assumption represents management's best estimate of the long-term prospective return. Based on these factors the long-term rate of return assumption for the plans was set at 8.0% for fiscal 2011, as compared with the average annual return on the plans assets over the past 15 years of approximately 7.3% (net of expenses). The expected long-term rate of return assumption is based on a target asset allocation of 40-60% equity securities, 10-40% fixed income securities, 0-25% real estate, 0-40% other diversifying strategies (including, absolute return funds, hedged equity funds, and guaranteed insurance contracts), and 0-25% short-term investments and cash. The company regularly reviews such allocations and periodically rebalances the plan assets to the targeted allocation when considered appropriate. Pension costs do not include an explicit expense assumption and the return on assets rate reflects the long-term expected return, net of expenses. For the details of our pension plan assets, see Note 18, *Postretirement Plans*, of Notes to Consolidated Financial Statements of this Form 10-K.

The company determines the fair value of substantially all of its plans assets utilizing market quotes rather than developing "smoothed" values, "market related" values or other modeling techniques. Plan asset gains or losses in a given year are included with other actuarial gains and losses due to remeasurement of the plans' projected benefit obligations ("PBO"). If the total unrecognized gain or loss exceeds 10% of the larger of (i) the PBO or (ii) the market value of plan assets, the excess of the total unrecognized gain or loss is amortized over the expected average future lifetime of participants in the frozen pension plans. The total unrecognized loss as of the fiscal 2011 measurement date of December 31, 2010 for the pension plans the company sponsors was $96.6 million. The total unrecognized loss as of the fiscal 2012 measurement date of December 31, 2011 for the pension plans the company sponsors was $160.8 million. The company uses a calendar year end for the measurement date since the plans are based on a calendar year and because it approximates the company's fiscal year end. Amortization of this unrecognized loss during fiscal 2012 is expected to be approximately $5.1 million. To the extent that this unrecognized loss is subsequently recognized, the loss will increase the company's pension costs in the future.

Matters Affecting Analysis

Reporting Periods. The company operates on a 52-53 week fiscal year ending the Saturday nearest December 31. Fiscal 2011, 2010 and 2009 consisted of 52 weeks. Fiscal 2012 will consist of 52 weeks.

Acquisitions. On May 20, 2011, a wholly owned subsidiary of the company acquired Tasty. Tasty operates two bakeries in Pennsylvania and serves customers primarily in the northeastern United States under the *Tastykake* snack brand. The results of Tasty's operations are included in the company's consolidated financial statements as of May 20, 2011 and are included in the company's DSD segment. The acquisition facilitated our expansion into new geographic markets and increased our manufacturing capacity. In addition, the *Tastykake* brand increased our position in the branded snack cake category. During 2011, Tasty contributed sales of $127.2 million and income from operations of $3.0 million. Tasty is included in our DSD segment primarily because of the delivery method for *Tastykake* products. The DSD model will allow us to expand the *Tastykake* brand and the *Nature's Own* brand throughout our respective networks.

On October 17, 2009, the company acquired Leo's Foods, Inc. ("Leo's"). Leo's operates one tortilla facility in Ft. Worth, Texas that makes an extensive line of flour and corn tortillas and tortilla chips that are sold to foodservice and institutional customers nationwide. As a result of the acquisition, the company added capacity in the growing tortilla market. This acquisition is reported in the warehouse delivery segment.

On May 15, 2009, the company acquired substantially all the assets of a bakery mix operation in Cedar Rapids, Iowa that is reported in the warehouse segment.

Results of Operations

The company's results of operations, expressed as a percentage of sales, are set forth below for the fifty-two weeks ended December 31, 2011 and the fifty-two weeks ended January 1, 2011:

	For the Fifty-Two Weeks Ended December 31, 2011	For the Fifty-Two Weeks Ended January 1, 2011	Percentage of Sales: For the Fifty-Two Weeks Ended December 31, 2011	Percentage of Sales: For the Fifty-Two Weeks Ended January 1, 2011	Increase (Decrease): Dollars	Increase (Decrease): %
	(Amounts in thousands)				(Amounts in thousands)	
Sales						
DSD	$2,265,244	$2,071,356	81.7	80.5	$193,888	9.4
Warehouse delivery	508,112	502,413	18.3	19.5	5,699	1.1
Total	$2,773,356	$2,573,769	100.0	100.0	$199,587	7.8
Materials, supplies, labor and other production costs (exclusive of depreciation and amortization shown separately below)						
DSD(1)	$1,090,941	$ 986,610	48.2	47.6	$104,331	10.6
Warehouse delivery(1)	382,260	360,180	75.2	71.7	22,080	6.1
Total	$1,473,201	$1,346,790	53.1	52.3	$126,411	9.4
Selling, distribution and administrative expenses						
DSD(1)	$ 896,677	$ 823,797	39.6	39.8	$ 72,880	8.8
Warehouse delivery(1)	78,733	75,323	15.5	15.0	3,410	4.5
Corporate(2)	41,081	36,879	—	—	4,202	11.4
Total	$1,016,491	$ 935,999	36.7	36.4	$ 80,492	8.6
Depreciation and amortization						
DSD(1)	$ 74,378	$ 65,977	3.3	3.2	$ 8,401	12.7
Warehouse delivery(1)	19,768	18,985	3.9	3.8	783	4.1
Corporate(2)	492	156	—	—	336	215.4
Total	$ 94,638	$ 85,118	3.4	3.3	$ 9,520	11.2
Income from operations						
DSD(1)	$ 203,248	$ 194,972	9.0	9.4	$ 8,276	4.2
Warehouse delivery(1)	27,351	47,925	5.4	9.5	(20,574)	(42.9)
Corporate(2)	(41,573)	(37,035)	—	—	(4,538)	(12.3)
Total	$ 189,026	$ 205,862	6.8	8.0	$(16,836)	(8.2)
Interest income, net	$ 2,940	$ 4,518	0.1	0.2	$ (1,578)	(34.9)
Income taxes	$ 68,538	$ 73,333	2.5	2.8	$ (4,795)	(6.5)
Net income	$ 123,428	$ 137,047	4.5	5.3	$(13,619)	(9.9)

1. As a percentage of revenue within the reporting segment.
2. The corporate segment has no revenues.

The company's results of operations, expressed as a percentage of sales, are set forth below for the fifty-two weeks ended January 1, 2011 and the fifty-two weeks ended January 2, 2010:

	For the Fifty-Two Weeks Ended January 1, 2011	For the Fifty-Two Weeks Ended January 2, 2010	Percentage of Sales: For the Fifty-Two Weeks Ended January 1, 2011	Percentage of Sales: For the Fifty-Two Weeks Ended January 2, 2010	Increase (Decrease): Dollars	Increase (Decrease): %
	(Amounts in thousands)				(Amounts in thousands)	
Sales						
DSD	$2,071,356	$2,135,128	80.5	82.1	$(63,772)	(3.0)
Warehouse delivery	502,413	465,721	19.5	17.9	36,692	7.9
Total	$2,573,769	$2,600,849	100.0	100.0	$(27,080)	(1.0)
Materials, supplies, labor and other production costs (exclusive of depreciation and amortization shown separately below)						
DSD(1)	$ 986,610	$1,060,398	47.6	49.7	$(73,788)	(7.0)
Warehouse delivery(1)	360,180	329,785	71.7	70.8	30,395	9.2
Total	$1,346,790	$1,390,183	52.3	53.5	$(43,393)	(3.1)
Selling, distribution and administrative expenses						
DSD(1)	$ 823,797	$ 817,613	39.8	38.3	$ 6,184	0.8
Warehouse delivery(1)	75,323	71,561	15.0	15.4	3,762	5.3
Corporate(2)	36,879	37,244	—	—	(365)	(1.0)
Total	$ 935,999	$ 926,418	36.4	35.6	$ 9,581	1.0
Depreciation and amortization						
DSD(1)	$ 65,977	$ 64,578	3.2	3.0	$ 1,399	2.2
Warehouse delivery(1)	18,985	16,062	3.8	3.4	2,923	18.2
Corporate(2)	156	288	—	—	(132)	(45.8)
Total	$ 85,118	$ 80,928	3.3	3.1	$ 4,190	5.2
Gain on acquisition						
DSD(1)	$ —	$ —	—	—	$ —	—
Warehouse delivery(1)	—	(3,013)	—	(0.6)	(3,013)	NM
Corporate(2)	—	—	—	—	—	—
Total	$ —	$ (3,013)	—	(0.1)	$ (3,013)	—
Income from operations						
DSD(1)	$ 194,972	$ 192,539	9.4	9.0	$ 2,433	1.3
Warehouse delivery(1)	47,925	51,326	9.5	11.0	(3,401)	(6.6)
Corporate(2)	(37,035)	(37,532)	—	—	497	1.3
Total	$ 205,862	$ 206,333	8.0	7.9	$ (471)	(0.2)
Interest income, net	$ 4,518	$ 1,426	0.2	0.1	$ 3,092	216.8
Income taxes	$ 73,333	$ 74,047	2.8	2.8	$ (714)	(1.0)
Net income	$ 137,047	$ 133,712	5.3	5.1	$ 3,335	2.5
Net income attributable to noncontrolling interest	$ —	$ (3,415)	—	(0.1)	$ 3,415	NM
Net income attributable to Flowers Foods, Inc.	$ 137,047	$ 130,297	5.3	5.0	$ 6,750	5.2

1. As a percentage of revenue within the reporting segment.
2. The corporate segment has no revenues.

Fifty-Two Weeks Ended December 31, 2011 Compared to Fifty-Two Weeks Ended January 1, 2011

Consolidated Sales

	For the 52 Weeks Ended December 31, 2011		For the 52 Weeks Ended January 1, 2011		% Increase (Decrease)
	$ (Amounts in thousands)	%	$ (Amounts in thousands)	%	
Branded Retail	$1,419,191	51.2%	$1,305,415	50.7%	8.7%
Store Branded Retail	501,354	18.1	432,406	16.8	15.9%
Non-retail and Other	852,811	30.7	835,948	32.5	2.0%
Total	$2,773,356	100.0%	$2,573,769	100.0%	7.8%

The 7.8% increase in sales was attributable to the following:

Percentage Point Change in Sales Attributed to:	Favorable (Unfavorable)
Pricing/Mix	3.7%
Volume	(0.9)%
Acquisitions	5.0%
Total Percentage Change in Sales	7.8%

Sales category discussion

Branded retail sales increased primarily due to the Tasty acquisition. Competitive pricing and heavy promotional activity continued to impact the channel. The increase in store branded retail was primarily due to increases in store branded cake as some of the company's customers introduced store branded cake programs in mid-2010 and the contribution from the Tasty acquisition. Increases in store branded white bread also contributed to the growth. The increase in non-retail and other sales was primarily due to increases in foodservice, partially offset by declines in institutional and mix sales.

DSD Segment Sales

	For the 52 Weeks Ended December 31, 2011		For the 52 Weeks Ended January 1, 2011		% Increase (Decrease)
	$ (Amounts in thousands)	%	$ (Amounts in thousands)	%	
Branded Retail	$1,324,309	58.5%	$1,194,568	57.7%	10.9%
Store Branded Retail	375,732	16.6	327,233	15.8	14.8%
Non-retail and Other	565,203	24.9	549,555	26.5	2.8%
Total	$2,265,244	100.0%	$2,071,356	100.0%	9.4%

The 9.4% increase in sales was attributable to the following:

Percentage Point Change in Sales Attributed to:	Favorable (Unfavorable)
Pricing/Mix	3.3%
Volume	(0.1)%
Acquisition	6.2%
Total Percentage Change in Sales	9.4%

Sales category discussion

Branded retail sales increased primarily due to the Tasty acquisition, and to a lesser extent, growth in branded soft variety. Competitive pricing and heavy promotional activity continued to impact the channel. Store branded retail increased primarily due to volume growth in store branded white bread and store branded buns/rolls/tortillas, as well as the acquisition contribution. Non-retail and other increased primarily due to increases in foodservice, partially offset by declines in institutional.

Warehouse Segment Sales

	For the 52 Weeks Ended December 31, 2011		For the 52 Weeks Ended January 1, 2011		% Increase (Decrease)
	$	%	$	%	
	(Amounts in thousands)		(Amounts in thousands)		
Branded Retail	$ 94,882	18.7%	$110,847	22.1%	(14.4)%
Store Branded Retail	125,622	24.7	105,173	20.9	19.4%
Non-retail and Other	287,608	56.6	286,393	57.0	0.4%
Total	$508,112	100.0%	$502,413	100.0%	1.1%

The 1.1% increase in sales was attributable to the following:

Percentage Point Change in Sales Attributed to:	Favorable (Unfavorable)
Pricing/Mix	4.0%
Volume	(2.9)%
Total Percentage Change in Sales	1.1%

Sales category discussion

The decrease in branded retail sales and the increase in store branded retail sales was primarily the result of a shift from branded multi-pak cake to store branded cake as a result of store branded cake programs introduced in mid-2010 by some of the company's customers. The slight increase in non-retail and other sales, which include contract production and vending, was due to volume increases, partially offset by pricing/mix declines.

Materials, Supplies, Labor and Other Production Costs (exclusive of depreciation and amortization shown separately). The increase as a percent of sales was primarily due to significant increases in ingredient costs. The increase in ingredient costs was from flour, shortening/oil, cocoa and sugar. These were partially offset by sales increases and lower workforce-related costs as a percent of sales.

Commodities, such as our baking ingredients, periodically experience price fluctuations, and, for that reason, we continually monitor the market for these commodities. The commodities market continues to be volatile. Commodity prices increased in the second half of 2010 and continued to rise in 2011. The cost of these inputs may fluctuate widely due to government policy and regulation, weather conditions, domestic and international demand or other unforeseen circumstances. We enter into forward purchase agreements and other derivative financial instruments to manage the impact of such volatility in raw material prices. Any decrease in the availability of these agreements and instruments could increase the price of these raw materials and significantly affect our earnings.

The DSD segment cost increase as a percent of sales was primarily the result of significant increases in ingredient costs and higher costs as a percent of sales for the Tasty acquisition, partially offset by sales increases and lower workforce-related costs as a percent of sales. The increase in ingredient costs was primarily from higher flour costs.

The warehouse segment costs increased as a percent of sales primarily as a result of higher ingredient costs as a percent of sales. Ingredient costs increased from higher shortening, cocoa, flour and sweetener costs. These were partially offset by lower packaging costs primarily attributable to lower volume.

Selling, Distribution and Administrative Expenses. The increase as a percent of sales was due to one-time acquisition related costs of $6.2 million for the Tasty acquisition, plant closure costs and higher distribution expense as a percent of sales, partially offset by sales increases.

The DSD segment selling, distribution and administrative expenses were lower due to sales increases and higher scrap dough income, partially offset by higher distribution expenses as a percent of sales.

The warehouse segment selling, distribution and administrative expenses increased as a percent of sales primarily due to higher distribution costs as a percent of sales.

Depreciation and Amortization. Depreciation and amortization expense increased primarily due to the Tasty acquisition.

The DSD segment depreciation and amortization expense increased primarily as the result of the Tasty acquisition.

The warehouse segment depreciation and amortization expense did not change materially.

Income from operations. The increase in the DSD segment income from operations was attributable to the Tasty acquisition and sales increases, partially offset by higher ingredient costs and $0.8 million of costs associated with the Tasty acquisition. The decrease in the warehouse segment income from operations was primarily due to significantly higher ingredient costs and higher distribution costs, partially offset by lower packaging costs as a percent of sales. The increase in unallocated corporate expenses was primarily due to $5.4 million of acquisition costs associated with the Tasty acquisition.

Net Interest Income. The decrease resulted from higher interest expense on the credit facility due to borrowings made by the company during fiscal 2011 primarily for the Tasty acquisition.

Income Taxes. The effective tax rate for fiscal 2011 and fiscal 2010 was 35.7% and 34.9%, respectively. This increase is primarily due to non-deductible transaction costs associated with the Tasty acquisition. The difference in the effective rate and the statutory rate is primarily due to state income taxes and the Section 199 qualifying production activities deduction.

Fifty-Two Weeks Ended January 1, 2011 Compared to Fifty-Two Weeks Ended January 2, 2010

Consolidated Sales

	For the 52 Weeks Ended January 1, 2011		For the 52 Weeks Ended January 2, 2010		% Increase (Decrease)
	$	%	$	%	
	(Amounts in thousands)		(Amounts in thousands)		
Branded Retail	$1,305,415	50.7%	$1,333,479	51.3%	(2.1)%
Store Branded Retail	432,406	16.8	415,125	16.0	4.2%
Non-retail and Other	835,948	32.5	852,245	32.7	(1.9)%
Total	$2,573,769	100.0%	$2,600,849	100.0%	(1.0)%

The 1.0% decrease in sales was attributable to the following:

Percentage Point Change in Sales Attributed to:	Favorable (Unfavorable)
Pricing/Mix	(1.7)%
Volume	0.2%
VIE deconsolidation	(0.5)%
Acquisitions	1.0%
Total Percentage Change in Sales	(1.0)%

Sales category discussion

Branded retail sales declined due to volume decreases, partially offset by pricing/mix increases. Declines in branded white bread and branded multi-pak cake were partially offset by increases in branded soft variety and branded sandwich rounds introduced early in fiscal 2010. Competitive pricing and heavy promotional activity continued to impact the channel. The increase in store branded retail was primarily due to volume increases in store branded cake as some of the company's customers introduced store branded cake programs in mid-2010. Decreases in store branded white bread and store branded variety bread partially offset the increase. The decrease in non-retail and other sales was due to declines in foodservice and the deconsolidation of a variable interest entity ("VIE") during fiscal 2010, partially offset by the 2009 acquisitions.

DSD Segment Sales

	For the 52 Weeks Ended January 1, 2011		For the 52 Weeks Ended January 2, 2010		% Increase (Decrease)
	$	%	$	%	
	(Amounts in thousands)		(Amounts in thousands)		
Branded Retail	$1,194,568	57.7%	$1,197,690	56.1%	(0.3)%
Store Branded Retail	327,233	15.8	355,800	16.7	(8.0)%
Non-retail and Other	549,555	26.5	581,638	27.2	(5.5)%
Total	$2,071,356	100.0%	$2,135,128	100.0%	(3.0)%

The 3.0% decrease in sales was attributable to the following:

Percentage Point Change in Sales Attributed to:	(Unfavorable)
Pricing/Mix	(2.0)%
Volume	(0.4)%
VIE deconsolidation	(0.6)%
Total Percentage Change in Sales	(3.0)%

Sales category discussion

Branded retail sales decreased due to pricing/mix declines, partially offset by volume increases. Decreases in branded white bread were partially offset by increases in branded soft variety and branded sandwich rounds. Competitive pricing and heavy promotional activity continued to impact the category. Store branded retail declined due to decreases in pricing/mix, and to a lesser extent, volume declines. Non-retail and other declined primarily due to the deconsolidation of the VIE, pricing/mix decreases and, to a lesser extent, volume decreases.

Warehouse Segment Sales

	For the 52 Weeks Ended January 1, 2011		For the 52 Weeks Ended January 2, 2010		% Increase (Decrease)
	$	%	$	%	
	(Amounts in thousands)		(Amounts in thousands)		
Branded Retail	$110,847	22.1%	$135,789	29.2%	(18.4)%
Store Branded Retail	105,173	20.9	59,325	12.7	77.3%
Non-retail and Other	286,393	57.0	270,607	58.1	5.8%
Total	$502,413	100.0%	$465,721	100.0%	7.9%

The 7.9% increase in sales was attributable to the following:

Percentage Point Change in Sales Attributed to:	Favorable
Pricing/Mix	0.9%
Volume	1.2%
Acquisitions	5.8%
Total Percentage Change in Sales	7.9%

Sales category discussion

The decrease in branded retail sales was primarily the result of lower multi-pak cake volume as a result of store branded cake programs introduced in mid-2010 by some of the company's customers, which resulted in the increase in store branded retail sales. The increase in non-retail and other sales, which include contract production and vending, was due primarily to the acquisitions, partially offset by decreases in vending.

Materials, Supplies, Labor and Other Production Costs (exclusive of depreciation and amortization shown separately). The decrease as a percent of sales was primarily due to significant decreases in ingredient costs. These were partially offset by sales declines, higher workforce-related costs as a percent of sales, start-up costs for new production lines and higher costs as a percent of sales for the companies acquired in 2009.

Commodities, such as our baking ingredients, periodically experience price fluctuations, and, for that reason, we continually monitor the market for these commodities. The commodities market continues to be volatile. Agricultural commodity prices reached all time high levels during 2007 and the first half of 2008 before declining during 2009 and the first half of 2010. Commodity prices increased in the second half of 2010. The cost of these inputs may fluctuate widely due to government policy and regulation, weather conditions, domestic and international demand or other unforeseen circumstances. We enter into forward purchase agreements and other derivative financial instruments qualifying for hedge accounting to manage the impact of such volatility in raw materials prices. Any decrease in the availability of these agreements and instruments could increase the price of these raw materials and significantly affect our earnings.

The DSD segment cost decrease as a percent of sales was primarily the result of significant decreases in ingredient costs and lower energy costs, partially offset by softer sales and higher workforce-related costs as a percent of sales. The decreases in ingredient costs were primarily from lower flour and salad oil costs.

The warehouse segment cost increased as a percent of sales primarily as a result of higher workforce-related costs and ingredient costs as a percent of sales. Ingredient costs increased from higher cocoa and sweetener costs and higher costs related to the acquisitions which were partially offset by lower flour and salad oil costs.

Selling, Distribution and Administrative Expenses. The increase in expenses as a percent of sales was due to softer sales and higher workforce-related costs as a percent of sales, partially offset by lower costs as a percent of sales for the companies acquired in 2009.

The DSD segment selling, distribution and administrative expenses increased as a percent of sales. The increase was primarily due to sales declines and higher workforce-related and rent expenses as a percent of sales.

The warehouse segment selling, distribution and administrative expenses decreased as a percent of sales primarily due to higher sales and lower distribution costs as a percent of sales.

Depreciation and Amortization. Depreciation and amortization expense increased primarily due to acquisitions and the deconsolidation of the VIE. As a result of the deconsolidation, the company recorded $11.9 million in right-to-use assets for certain trucks and trailers used for distributing our products from the manufacturing facilities to the distribution centers. Prior to fiscal 2010 and the deconsolidation of the VIE, depreciation expense included only those assets not used in the distribution of the company's products. As a result, depreciation of these assets increased over the prior year.

The DSD segment depreciation and amortization expense increased primarily as the result of the VIE deconsolidation and the recording of the right-to-use assets.

The warehouse segment depreciation and amortization expense increased primarily as the result of increased depreciation expense due to the acquisitions that occurred during fiscal 2009.

Gain on acquisition. On May 15, 2009, the company acquired substantially all the assets of a bakery mix operation in Cedar Rapids, Iowa. Based on the purchase price allocation, the fair value of the identifiable assets acquired and liabilities assumed exceeded the fair value of the consideration paid. As a result, we recognized a gain of $3.0 million which is included in the line item "Gain on acquisition" to derive income from operations in the consolidated statement of income. We believe the gain on acquisition resulted from the seller's strategic intent to exit a non-core business operation.

Income from operations. The increase in the DSD segment income from operations was attributable to significantly lower ingredient costs, partially offset by sales declines and higher workforce-related expenses. The decrease in the warehouse segment income from operations was primarily due to the gain on acquisition in the prior year discussed above, partially offset by higher store-branded retail sales, lower distribution costs as a percent of sales, and the acquisitions. The decrease in unallocated corporate expenses was primarily due to lower pension and postretirement plan costs.

Net Interest Income. The increase resulted from lower interest expense on the credit facility and term loans due to repayments made by the company.

Income Taxes. The effective tax rate for fiscal 2010 and fiscal 2009 was 34.9% and 35.6%, respectively. This decrease is primarily due to the increase in Section 199 qualifying production activities deduction and favorable discrete items recognized during the year, partially offset by the absence of non-taxable earnings from the previously consolidated VIE. The difference in the effective rate and the statutory rate is primarily due to state income taxes and the Section 199 qualifying production activities deduction.

Net Income Attributable to Noncontrolling Interest. The company maintains a transportation agreement with an entity that transports a significant portion of the company's fresh bakery products from the company's production facilities to outlying distribution centers. The company represents a significant portion of the entity's revenue. This entity qualifies as a VIE for reporting periods prior to January 3, 2010 under previous accounting guidance, and all the earnings of the VIE were eliminated through noncontrolling interest because the company did not have an equity ownership interest in the VIE. In 2009, the FASB amended the consolidation principles associated with VIE accounting by replacing the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in the VIE with a qualitative approach. The qualitative approach is focused on identifying which company has both the power to direct the activities of a VIE that most significantly impact the entity's economic performance and the obligation to absorb losses of the entity or the right to receive benefits from the entity. As a result of this qualitative analysis, the company was no longer required to consolidate the VIE beginning on January 3, 2010 at adoption. See Note 12, *Variable Interest Entity*, of Notes to Consolidated Financial Statements of this Form 10-K for additional disclosure.

Liquidity and Capital Resources

Liquidity represents our ability to generate sufficient cash flows from operating activities to meet our obligations and commitments as well as our ability to obtain appropriate financing and to convert into cash those assets that are no longer required to meet existing strategic and financing objectives. Therefore, liquidity cannot be considered separately from capital resources that consist primarily of current and potentially available funds for use in achieving long-range business objectives. Currently, the company's liquidity needs arise primarily from working capital requirements and capital expenditures. The company's strategy for use of its cash flow includes paying dividends to shareholders, making acquisitions, growing internally and repurchasing shares of its common stock, when appropriate.

The company leases certain property and equipment under various operating and capital lease arrangements. Most of the operating leases provide the company with the option, after the initial lease term, either to purchase the property at the then fair value or renew its lease at the then fair value. The capital leases provide the company with the option to purchase the property at a fixed price at the end of the lease term. The company believes the use of leases as a financing alternative places the company in a more favorable position to fulfill its long-term strategy for the use of its cash flow. See Note 11, *Debt, Lease and Other Commitments*, of Notes to Consolidated Financial Statements of this Form 10-K for detailed financial information regarding the company's lease arrangements.

Flowers Foods' cash and cash equivalents were $7.8 million at December 31, 2011 as compared to $6.8 million at January 1, 2011. The cash and cash equivalents were derived from the net of $134.3 million provided by operating activities, $237.9 million disbursed for investing activities and $104.7 million provided by financing activities.

Cash Flows Provided by Operating Activities. Net cash of $134.3 million provided by operating activities consisted primarily of $123.4 million in net income adjusted for the following non-cash items (amounts in thousands):

Depreciation and amortization	$ 94,638
Stock-based compensation	13,638
Gain reclassified from accumulated other comprehensive income to net income	(38,038)
Deferred income taxes	(1,700)
Pension and postretirement plans expense	222
Provision for inventory obsolescence	765
Allowances for accounts receivable	414
Other	(162)
Total	$ 69,777

Cash disbursed for working capital and other activities was $58.9 million. As of December 31, 2011, the company had $11.8 million recorded in other current assets representing collateral for hedged positions. As of January 1, 2011, the company had $11.5 million recorded in other accrued liabilities representing collateral for hedged positions. The change in cash associated with these positions is included in working capital and other activities.

In fiscal 2011, there were required pension contributions under the minimum funding requirements of ERISA and the Pension Protection Act of 2006 ("PPA") to our qualified plans of $6.9 million and discretionary contributions of $5.3 million. In addition, there were $1.1 million in nonqualified pension benefits paid from corporate assets during fiscal 2011. Despite an average annual return on plan assets of 7.3% (net of expenses) over the last fifteen years, contributions in future years are expected to increase because of the significantly lower than expected asset returns during 2008 which have not fully recovered. During 2012, the company expects to contribute $18.2 million to our qualified pension plans and expects to pay $0.4 million in nonqualified pension benefits from corporate assets. The expected contributions to qualified pension plans represent the estimated minimum pension contributions required under ERISA and the PPA as well as discretionary contributions to avoid benefit restrictions. The company believes its cash flow and balance sheet will allow it to fund future pension needs without adversely affecting the business strategy of the company.

During the first quarter of fiscal 2012, the company estimates payments totaling $13.4 million, including our share of employment taxes and deferred compensation contributions, relating to its formula driven, performance-based cash bonus program. We paid $18.8 million during the first quarter of 2011 for the performance-based cash bonus program earned during fiscal 2010.

Cash Flows Disbursed for Investing Activities. Net cash disbursed for investing activities for fiscal 2011 of $237.9 million included the Tasty acquisition of $164.5 million and capital expenditures of $79.2 million. Capital expenditures for the DSD and warehouse segments were $61.0 million and $14.4 million, respectively. The company estimates capital expenditures of approximately $65.0 million to $75.0 million during fiscal 2012.

Cash Flows Provided by Financing Activities. Net cash provided by financing activities of $104.7 million during fiscal 2011 consisted primarily of net debt issuances of $196.0 million. Payments for financing activities include dividend payments of $79.1 million, stock repurchases of $26.6 million, and payments for debt financing costs of $2.1 million, partially offset by proceeds of $12.9 million from the exercise of stock options.

Credit Facility. On May 20, 2011, the company amended and restated its credit facility (the "new credit facility"), which was previously amended on October 5, 2007 (the "former credit facility"). The new credit facility is a five-year, $500.0 million senior unsecured revolving loan facility with two, one-year extension options. Further, the company may request to increase its borrowings under the new credit facility up to an aggregate of $700.0 million upon the satisfaction of certain conditions. Proceeds from the new credit facility may be used for working capital and general corporate purposes, including capital expenditures, acquisition financing, refinancing of indebtedness, dividends and share repurchases. The new credit facility includes certain customary restrictions, which, among other things, require maintenance of financial covenants and limit encumbrance of assets and creation of indebtedness. Restrictive financial covenants include such ratios as a minimum interest coverage ratio and a maximum leverage ratio. The company believes that, given its current cash position, its cash flow from operating activities and its available credit capacity, it can comply with the current terms of the new credit facility and can meet presently foreseeable financial requirements. As of December 31, 2011 and January 1, 2011, the company was in compliance with all restrictive financial covenants under the credit facility.

Interest is due quarterly in arrears on any outstanding borrowings at a customary Eurodollar rate or the base rate plus applicable margin. The underlying rate is defined as rates offered in the interbank Eurodollar market, or the higher of the prime lending rate or the federal funds rate plus 0.50%, with a floor rate defined by the one-month interbank Eurodollar market rate plus 1.00%. The applicable margin ranges from 0.30% to 1.25% for base rate loans and from 1.30% to 2.25% for Eurodollar loans. In addition, a facility fee ranging from 0.20% to 0.50% is due quarterly on all commitments under the credit facility. Both the interest margin and the facility fee are based on the company's leverage ratio. There were $225.0 million in outstanding borrowings under the credit facility at December 31, 2011. There were no outstanding borrowings under the former credit facility at December 31, 2011. The highest outstanding daily balance during 2011 was $241.0 million with a low amount of zero outstanding. The company paid additional financing costs of $2.0 million in connection with the amendment of the new credit facility, which, in addition to the remaining balance of the original $1.0 million in financing costs, is being amortized over the life of the new credit facility. The company recognized financing costs of $0.1 million related to the former credit facility at the time of the amendment for the new credit facility.

Amounts outstanding under the credit facility vary daily. Changes in the gross borrowings and repayments can be caused by cash flow activity from operations, capital expenditures, acquisitions, dividends, share repurchases, and tax payments, as well as derivative transactions which are part of the company's overall risk management strategy as discussed in Note 8, *Derivative Financial Instruments*, of Notes to Consolidated Financial Statements of this Form 10-K. For fiscal 2011, the company borrowed $1,071.1 million in revolving borrowings under the credit facility and repaid $846.1 million in revolving borrowings. On December 31, 2011, the company had $260.3 million available under its credit facilities for working capital and general corporate purposes. The amount available under the credit facility is reduced by $14.7 million for letters of credit.

Term Loan. On May 20, 2011, the company amended its credit agreement entered on August 1, 2008 (the "term loan"), to conform the terms to the new credit facility. The term loan provides for an amortizing $150.0 million of borrowings through the maturity date of August 1, 2013. Principal payments are due quarterly under the term loan beginning on December 31, 2008 at an annual amortization of 10% of the principal balance for each of the first two years, 15% during the third year, 20% during the fourth year, and 45% during the fifth year. The term loan includes certain customary restrictions, which, among other things, require maintenance of financial covenants and limit encumbrance of assets and creation of indebtedness. Restrictive financial covenants include such ratios as a minimum interest coverage ratio and a maximum leverage ratio. The company believes that, given its current cash position, its cash flow from operating activities and its available credit capacity, it can comply with the current terms of the term loan and meet financial requirements for the next twelve months. As of December 31, 2011 and January 1, 2011, the company was in compliance with all restrictive financial covenants under the term loan. As of December 31, 2011 and January 1, 2011, the amounts outstanding under the term loan were $90.0 million and $114.4 million, respectively.

Interest on the term loan is due quarterly in arrears on outstanding borrowings at a customary Eurodollar rate or the base rate plus applicable margin. The underlying rate is defined as the rate offered in the interbank Eurodollar market or the higher of the prime lending rate or federal funds rate plus 0.5%. The applicable margin ranges from 0.0% to 1.375% for base rate loans and from 0.875% to 2.375% for Eurodollar loans and is based on the company's leverage ratio. The company paid additional financing costs of $0.1 million in connection with the amendment of the term loan, which, in addition to the remaining balance of the original $0.8 million in financing costs, is being amortized over the remaining life of the term loan.

Credit Ratings. Currently, the company's credit ratings by Fitch Ratings, Moody's, and Standard & Poor's are BBB, Baa2, and BBB-, respectively. Changes in the company's credit ratings do not trigger a change in the company's available borrowings or costs under the new credit facility or term loan, but could affect future credit availability and cost.

Shelf Registration. On February 8, 2011, the company filed a universal shelf registration statement on Form S-3 with the Securities and Exchange Commission ("SEC"), which will allow the company to sell, from time to time, certain securities, including common stock, preferred stock, debt securities and/or warrants, either individually or in units, in one or more offerings. The company has no specific plans to offer the securities covered by the registration statement, and is not required to offer the securities in the future pursuant to the registration statement. The terms of any offering under the registration statement will be established at the time of the offering. Proceeds from the sale of any securities will be used for general corporate purposes, which may include, share repurchases, refinancing existing indebtedness, capital expenditures, and possible acquisitions. The company has not allocated a specific portion of the net proceeds for any particular use at this time. The universal shelf registration statement is intended to provide the company with flexibility to raise funds through one or more offerings of its securities, subject to market conditions and the company's capital needs.

Stock Repurchase Plan. Our Board of Directors has approved a plan that authorized stock repurchases of up to 45.0 million shares of the company's common stock. Under the plan, the company may repurchase its common stock in open market or privately negotiated transactions at such times and at such prices as determined to be in the company's best interest. The company repurchases its common stock primarily for issuance under the company's stock compensation plans and to fund possible future acquisitions. These purchases may be commenced or suspended without prior notice depending on then-existing business or market conditions and other factors. As of December 31, 2011, 37.8 million shares at a cost of $430.8 million have been purchased under this plan. Included in these amounts are 1.5 million shares at a cost of $26.6 million purchased during fiscal 2011. There were no stock repurchases during our fourth quarter.

Income Taxes. Federal and state tax payments totaled $70.6 million, $73.2 million, and $76.5 million during fiscal years 2011, 2010 and 2009, respectively, and were funded with cash flows from operations.

Distributor Arrangements. The company offers long-term financing to independent distributors for the purchase of their territories, and a vast majority of the independent distributors elect to use this financing alternative. The distributor notes generally have terms of up to ten years, and the distributors pay principal and interest weekly. A majority of the independent distributors have the right to require the company to repurchase the territories and trucks, if applicable, at the original price paid by the distributor on the long-term financing arrangement in the six-month period following the sale of a territory to the independent distributor. If the truck is leased, the company will assume the lease payment if the territory is repurchased during the first six-month period. If the company had been required to repurchase these territories, the company would have been obligated to pay $0.8 million and $0.8 million as of December 31, 2011 and January 1, 2011, respectively. After the six-month period expires, the company retains a right of first refusal to repurchase these territories. Additionally, in the event the company exits a territory or ceases to utilize the independent distribution form of doing business, the company is contractually required to purchase the territory from the independent distributor for ten times average weekly branded sales. If the company acquires a territory from an independent distributor that is to be resold, the company operates the territory until it can be resold. If the territory is not to be resold, the value of the territory is charged to earnings. The company held an aggregate of $117.1 million and $105.4 million as of December 31, 2011 and January 1, 2011, respectively, of distributor notes. The company does not view this aggregate amount as a concentrated credit risk, as each note relates to an individual distributor. The company has approximately $12.7 million and $11.9 million as of December 31, 2011 and as of January 1, 2011, respectively, of territories held for sale. The increase was primarily the result of higher turnover for expansion market distributor territories, certain routes that were repurchased for route restructuring, and the territories held for sale from the Tasty acquisition.

A majority of the independent distributors lease trucks through a third-party. In the past we provided third party guarantees for certain truck leases. This is not the company's policy today. The company has guaranteed, through their respective terms in older arrangements, approximately $0.3 million and $0.6 million in leases at December 31, 2011 and January 1, 2011, respectively, that certain independent distributors have entered into with third party financial institutions related to distribution vehicle financing. In the ordinary course of business, when an independent distributor terminates its relationship with the company, the company, although not legally obligated, generally purchases and operates that territory utilizing the truck of the former distributor. To accomplish this, the company operates the truck for the distributor, who generally remains solely liable under the original truck lease to the third party lessor, and continues the payments on behalf of the former distributor. Once the territory is resold to an independent distributor, the truck lease is assumed by the new independent distributor. At December 31, 2011 and January 1, 2011, the company operated 217 and 256 territories with truck leases, respectively. Assuming the company does not resell these territories to new independent distributors, at December 31, 2011 and January 1, 2011, the maximum obligation associated with these truck leases was approximately $8.7 million and $8.0 million, respectively. There is no liability recorded in the consolidated financial statements with respect to such leases, as the obligation for each lease generally remains an obligation of the former distributor until the territory is sold to a new distributor. The company does not anticipate operating these territories over the life of the lease as it intends to resell these territories to new independent distributors.

Special Purpose Entities. At December 31, 2011 and January 1, 2011, the company did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which are established to facilitate off-balance sheet arrangements or other contractually narrow or limited purposes.

Deferred Compensation. During fiscal 2008, participants in the company's Executive Deferred Compensation Plan (the "EDCP") were offered a one-time option to convert all or a portion of their cash balance in their EDCP account to company common stock to be received at a time designated by the participant. Several employees and non-employee directors of the company converted the outstanding cash balances in their respective EDCP accounts to an account that tracks the company's common stock and that will be distributed in the future. As part of the arrangement, the company no longer has any future cash obligations to the individuals for the amount converted. The individuals will receive shares of our common stock equal to the dollar amount of their election divided by the company's common stock price on January 2, 2009. A total of approximately 47,500 deferred shares will be issued throughout the election dates chosen. As part of the election, the individuals can choose to receive the shares on either a specific date, in equal installments over up to 60 quarters, or upon separation from service from the company. A total of 11,672 shares were issued during 2011.

Contractual Obligations and Commitments. The following table summarizes the company's contractual obligations and commitments at December 31, 2011 and the effect such obligations are expected to have on its liquidity and cash flow in the indicated future periods:

	Payments Due by Fiscal Year (Amounts in thousands)				
	Total	2012	2013-2014	2015-2016	2017 and beyond
Contractual Obligations:					
Long-term debt	$ 316,902	$ 39,843	$ 52,059	$225,000	$ —
Interest payments(1)	5,438	4,306	1,132	—	—
Capital leases	9,272	2,925	5,304	1,043	—
Interest on capital leases	710	362	319	29	—
Non-cancelable operating lease obligations(2)	479,839	46,163	76,487	55,033	302,156
Pension and postretirement contributions and payments(3)	29,369	19,566	2,027	2,156	5,620
Deferred compensation plan obligations(4)	10,220	120	239	308	9,553
Purchase obligations(5)	192,854	192,854	—	—	—
Total contractual cash obligations	$1,144,604	$306,139	$137,567	$283,569	$317,329

	Amounts Expiring by Fiscal Year (Amounts in thousands)				
	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Commitments:					
Standby letters of credit(6)	$14,718	$14,718	$—	$ —	$—
Truck lease guarantees	320	108	45	167	—
Total commitments	$15,038	$14,826	$45	$167	$—

(1) Interest payments on our variable rate term loan are based on the actual rate as of December 31, 2011. This includes interest swapped from a floating rate to a fixed rate based on our interest rate swaps under the term loan. The $225.0 million outstanding under our credit facility at December 31, 2011 is not included since payments into and out of the facility change daily.

(2) Does not include lease payments expected to be incurred in fiscal year 2012 related to distributor vehicles and other short-term operating leases. These are not recorded on the consolidated balance sheet but will be recorded as incurred.

(3) Includes the estimated company contributions to the pension plans during fiscal 2012 and the expected benefit payments for postretirement plans from fiscal 2012 through fiscal 2021. These future payments are not recorded on the consolidated balance sheet but will be recorded as incurred.

(4) These are unsecured general obligations to pay the deferred compensation of, and our contributions to, participants in the EDCP. This liability is recorded on the consolidated balance sheet.

(5) Represents the company's various ingredient and packaging purchasing agreements. This item is not recorded on the consolidated balance sheet.

(6) These letters of credit are for the benefit of certain insurance companies related to workers' compensation liabilities recorded by the company as of December 31, 2011. Such amounts are not recorded on the consolidated balance sheets, but reduce availability of funds under the credit facility.

Because we are uncertain as to if or when settlements may occur, these tables do not reflect the company's net liability of $8.4 million related to uncertain tax positions. Details regarding this liability are presented in Note 19, *Income Taxes*, of Notes to Consolidated Financial Statements of this Form 10-K. We expect to sell repurchased distributor territories that we currently operate. If we determined that these territories would not be sold, an additional $8.7 million of future lease payments would become our responsibility. These are not included in the table and will be recorded if they are incurred.

Guarantees and Indemnification Obligations. Our company has provided various representations, warranties and other standard indemnifications in various agreements with customers, suppliers and other parties, as well as in agreements to sell business assets or lease facilities. In general, these provisions indemnify the counterparty for matters such as breaches of representations and warranties, certain environmental conditions and tax matters, and, in the context of sales of business assets, any liabilities arising prior to the closing of the transactions. Non-performance under a contract could trigger an obligation of the company. The ultimate effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to the final outcome of any potential claims. We do not believe that any of these commitments will have a material effect on our results of operations or financial condition.

New Accounting Pronouncements Not Yet Adopted

In May 2011, the FASB issued an accounting standard that creates consistency between GAAP and International Financial Reporting Standards on the definition of fair value and on the guidance on how to measure fair value and on what to disclose about fair value measurements. This guidance is effective to the company beginning with the first quarter of our fiscal 2012 and is to be applied prospectively. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

In September 2011, the FASB issued guidance on testing goodwill for impairment. The guidance provides companies with the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of reporting units is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the impairment loss. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. We do not expect the adoption of this guidance in our fiscal 2012 to have a material impact on our consolidated financial statements.

In December 2011, the FASB issued guidance for offsetting (netting) assets and liabilities. This guidance requires entities to disclose both gross information and net information about both instruments and transactions subject to an agreement similar to a master netting agreement. This includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. These disclosures allow users of the financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. These requirements are retrospective for all comparative periods. We are still analyzing the potential impact of this guidance on our consolidated financial statements.

In December 2011, the FASB issued guidance to delay the requirement to present reclassification adjustments for other comprehensive income and the effect of those reclassification adjustments on the face of the financial statements where net income is presented, by component of net income, and on the face of the financial statements where other comprehensive income is presented, and by component of other comprehensive income. The FASB did not delay the requirements for the presentation of reclassifications out of accumulated other comprehensive income that was in place before the original amendment was issued in June, 2011 and which we early adopted. The amendments are effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of this guidance will not have a material impact on our consolidated financial statements but it will change the presentation of our consolidated financial statements.

Information Regarding Non-GAAP Financial Measures

The company prepares its consolidated financial statements in accordance with GAAP. However, from time to time, the company may present in its public statements, press releases and SEC filings, non-gaap financial measures such as, EBITDA, gross margin excluding depreciation and amortization, and adjusted operating income to measure the performance of the company and its operating divisions.

EBITDA is used as the primary performance measure in the company's Annual Executive Bonus Plan. The company defines EBITDA as earnings from continuing operations before interest, income taxes, depreciation, amortization and income attributable to non-controlling interest. The company believes that EBITDA is a useful tool for managing the operations of its business and is an indicator of the company's ability to incur and service indebtedness and generate free cash flow. Furthermore, pursuant to the terms of our credit facility, EBITDA is used to determine the company's compliance with certain financial covenants. The company also believes that EBITDA measures are commonly reported and widely used by investors and other interested parties as measures of a company's operating performance and debt servicing ability because EBITDA measures assist in comparing performance on a consistent basis without regard to depreciation or amortization, which can vary significantly depending upon accounting methods and non-operating factors (such as historical cost). EBITDA is also a widely-accepted financial indicator of a company's ability to incur and service indebtedness.

Adjusted EBITDA and adjusted operating income includes costs that we consider important to present to investors. These include, but are not limited to, the costs of closing a plant or costs associated with merger-related activities. We believe that financial information excluding certain GAAP transactions not considered to be part of the ongoing business improves the comparability of earnings results. We believe investors will be able to better understand our earnings results if these transactions are excluded from the results. These non-gaap financial measures are measures of performance not defined by accounting principles generally accepted in the Unites States and should be considered in addition to, not in lieu of, GAAP reported measures.

EBITDA should not be considered an alternative to (a) income from operations or net income (loss) as a measure of operating performance; (b) cash flows provided by operating, investing and financing activities (as determined in accordance with GAAP) as a measure of the company's ability to meet its cash needs; or (c) any other indicator of performance or liquidity that has been determined in accordance with GAAP. Our method of calculating EBITDA and adjusted EBITDA may differ from the methods used by other companies, and, accordingly, our measure of EBITDA and adjusted EBITDA may not be comparable to similarly titled measures used by other companies.

Gross margin excluding depreciation and amortization is used as a performance measure to provide additional transparent information regarding our results of operations on a consolidated and segment basis. Changes in depreciation and amortization are separately discussed and include depreciation and amortization for materials, supplies, labor and other production costs and operating activities.

Presentation of gross margin includes depreciation and amortization in the materials, supplies, labor and other production costs according to GAAP. Our method of presenting gross margin excludes the depreciation and amortization components, as discussed above. This presentation may differ from the methods used by other companies and may not be comparable to similarly titled measures used by other companies.

Our website has the documents that provide a reconciliation of our net income, the most comparable GAAP financial measure to adjusted EBITDA from continuing operations, a reconciliation of our gross margin excluding depreciation and amortization to GAAP gross margin, a reconciliation of adjusted earnings per share to GAAP earnings per share, a reconciliation of free cash flow to GAAP operating cash flow, adjusted EBITDA to GAAP operating cash flow, and a reconciliation of GAAP operating income to adjusted operating income.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The company uses derivative financial instruments as part of an overall strategy to manage market risk. The company uses forward, futures, swap and option contracts to hedge existing or future exposure to changes in interest rates and commodity prices. The company does not enter into these derivative financial instruments for trading or speculative purposes. If actual market conditions are less favorable than those anticipated, interest rates and commodity prices could increase significantly, adversely affecting our interest costs and the margins from the sale of our products.

Commodity Price Risk

The company enters into commodity forward, futures, option, and swap contracts for wheat and, to a lesser extent, other commodities in an effort to provide a predictable and consistent commodity price and thereby reduce the impact of market volatility in its raw material and packaging prices. As of December 31, 2011, the company's hedge portfolio contained commodity derivatives with a fair value of $(5.7) million. Of this fair value, $(2.5) million is based on quoted market prices and $(3.2) million is based on models and other valuation methods; $(5.5) million and $(0.2) million of this fair value relates to instruments that will be utilized in fiscal 2012 and fiscal 2013, respectively.

A sensitivity analysis has been prepared to quantify the company's potential exposure to commodity price risk with respect to its derivative portfolio. Based on the company's derivative portfolio as of December 31, 2011, a hypothetical ten percent change in commodity prices would increase or decrease the fair value of the derivative portfolio by $10.6 million. The analysis disregards changes in the exposures inherent in the underlying hedged items; however, the company expects that any increase or decrease in the fair value of the portfolio would be substantially offset by increases or decreases in raw material and packaging prices.

Interest Rate Risk

The company has interest rate swaps with initial notional amounts of $85.0 million and $65.0 million, respectively, to fix the interest rate on the $150.0 million term loan entered into on August 1, 2008 to fund the acquisitions of ButterKrust and Holsum. The notional amounts match the quarterly principal payments on the $150.0 million term loan so that the remaining outstanding term loan balance at any reporting date is fully covered by the swap arrangements through the August 2013 maturity of the term loan. In addition, on October 27, 2008, the company entered an interest rate swap with a notional amount of $50.0 million to fix the interest rate through September 30, 2009 on $50.0 million of borrowings outstanding under the company's unsecured credit facility. As of December 31, 2011, the fair value of these interest rate swaps was $(3.4) million. All of this fair value is based on valuation models and $(2.6) million and $(0.8) million of this fair value is related to instruments expiring in fiscal 2012 and 2013, respectively.

A sensitivity analysis has been prepared to quantify the company's potential exposure to interest rate risk with respect to the interest rate swaps. As of December 31, 2011, a hypothetical ten percent change in interest rates would increase or decrease the fair value of the interest rate swap by $0.1 million. The analysis disregards changes in the exposures inherent in the underlying debt; however, the company expects that any increase or decrease in payments under the interest rate swap would be substantially offset by increases or decreases in interest expense.

The cash effects of the company's commodity derivatives are included in the consolidated statement of cash flows as cash flow from operating activities. Please see Note 8, *Derivative Financial Instruments*, of Notes to Consolidated Financial Statements of this Form 10-K for additional disclosures on derivative instruments.

Item 8. *Financial Statements and Supplementary Data*

Refer to the Index to Consolidated Financial Statements and the Financial Statement Schedule for the required information.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Management's Evaluation of Disclosure Controls and Procedures:

We have established and maintain a system of disclosure controls and procedures that are designed to ensure that material information relating to the company, which is required to be timely disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 ("Exchange Act"), is accumulated and communicated to management in a timely fashion and is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms. An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act was performed as of the end of the period covered by this annual report. This evaluation was performed under the supervision and with the participation of management, including our Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and Chief Accounting Officer ("CAO").

Based upon that evaluation, our CEO, CFO and CAO have concluded that these disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management's Report on Internal Control Over Financial Reporting:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our CEO, CFO and CAO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in "Internal Control — Integrated Framework," our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

In making its assessment of internal control over financial reporting as of December 31, 2011, management has excluded Tasty because it was acquired by the company in a purchase business combination in May 2011. Tasty's revenues for fiscal 2011 of $127.2 million represents approximately 4.6% of our consolidated revenue for fiscal 2011. Tasty's assets, including intangible assets, represent approximately 13.5% of our consolidated assets at December 31, 2011.

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting:

There were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information required by this item with respect to directors of the company is incorporated herein by reference to the information set forth under the captions "Election of Directors", "Corporate Governance — The Board of Directors and committees of the Board of Directors", "Corporate Governance-Relationships Among Certain Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the company's definitive proxy statement for the 2012 Annual Meeting of Shareholders expected to be filed with the SEC on or prior to April 22, 2012 (the "proxy"). The information required by this item with respect to executive officers of the company is set forth in Part I of this Form 10-K.

We have adopted the Flowers Foods, Inc. Code of Business Conduct and Ethics for Officers and Members of the Board of Directors, which applies to all of our directors and executive officers. The Code of Business Conduct and Ethics is publicly available on our website at www.flowersfoods.com in the "Corporate Governance" section of the "Investor Center" tab. If we make any substantive amendments to our Code of

Business Conduct and Ethics or we grant any waiver, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics, that applies to any of our directors or executive officers, including our principal executive officer, principal financial officer, principal accounting officer, we intend to disclose the nature of the amendment or waiver on our website at the same location. Alternatively, we may elect to disclose the amendment or waiver in a report on Form 8-K filed with the SEC.

Our Chairman of the Board and Chief Executive Officer certified to the New York Stock Exchange ("NYSE") on June 24, 2011 pursuant to Section 303A.12 of the NYSE's listing standards, that he was not aware of any violation by Flowers Foods of the NYSE's corporate governance listing standards as of that date.

Item 11. *Executive Compensation*

The information required by this item is incorporated herein by reference to the information set forth under the caption "Executive Compensation" and "Compensation Committee Report" in the proxy.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

See Item 5 of this Form 10-K for information regarding Securities Authorized for Issuance under Equity Compensation Plans. The remaining information required by this item is incorporated herein by reference to the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the proxy.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated herein by reference to the information set forth under the caption "Corporate Governance — Determination of Independence" and "Transactions with Management and Others" in the proxy.

Item 14. *Principal Accounting Fees and Services*

The information required by this item is incorporated herein by reference to the information set forth under the caption "Fiscal 2011 and Fiscal 2010 Audit Firm Fee Summary" in the proxy.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) *List of documents filed as part of this report.*

1. *Financial Statements of the Registrant*

   Report of Independent Registered Public Accounting Firm.

   Consolidated Balance Sheets at December 31, 2011 and January 1, 2011.

   Consolidated Statements of Income for the fifty-two weeks ended December 31, 2011, January 1, 2011 and January 2, 2010.

   Consolidated Statements of Comprehensive Income for the fifty-two weeks ended December 31, 2011, January 1, 2011 and January 2, 2010.

   Consolidated Statements of Changes in Stockholders' Equity for the fifty-two weeks ended December 31, 2011, January 1, 2011 and January 2, 2010.

   Consolidated Statements of Cash Flows for the fifty-two weeks ended December 31, 2011, January 1, 2011 and January 2, 2010.

   Notes to Consolidated Financial Statements.

2. *Financial Statement Schedule of the Registrant*

   Schedule II Valuation and Qualifying Accounts — for the fifty-two weeks ended December 31, 2011, January 1, 2011 and January 2, 2010.

3. *Exhibits.* The following documents are filed as exhibits hereto:

Exhibit No		Name of Exhibit
2.1	—	Distribution Agreement by and between Flowers Industries, Inc. and Flowers Foods, Inc., dated as of October 26, 2000 (Incorporated by reference to Flowers Foods' Registration Statement on Form 10, dated December 1, 2000, File No. 1-16247).
2.2	—	Amendment No. 1 to Distribution Agreement, dated as of March 12, 2001, between Flowers Industries, Inc. and Flowers Foods, Inc. (Incorporated by reference to Flowers Foods' Annual Report on Form 10-K, dated March 30, 2001, File No. 1-16247).
3.1	—	Restated Articles of Incorporation of Flowers Foods, Inc. as amended on May 30, 2008 (Incorporated by reference to Flowers Foods' Quarterly Report on Form 10-Q, dated June 4, 2009, File No. 1-16247).
3.2	—	Amended and Restated Bylaws of Flowers Foods, Inc., as amended and restated on November 14, 2008 (incorporated by reference to Flowers Foods' Current Report on Form 8-K dated November 18, 2008, File No. 1-16247).
*4.1	—	Share Certificate of Common Stock of Flowers Foods, Inc.
4.2	—	Form of Indenture (Incorporated by reference to Flowers Foods' Registration Statement on Form S-3, dated February 8, 2011, File No. 1-16247).
10.1+	—	Flowers Foods, Inc. Retirement Plan No. 1, as amended and restated effective March 26, 2001 (Incorporated by reference to Flowers Foods' Annual Report on Form 10-K, dated March 30, 2001, File No. 1-16247).
10.2+	—	Flowers Foods, Inc. 2001 Equity and Performance Incentive Plan, as amended and restated as of April 1, 2009 (incorporated by reference to Flowers Foods' Proxy Statement on Schedule 14A, dated April 24, 2009, File No. 1-16247).

Exhibit No		Name of Exhibit
10.3+	—	Flowers Foods, Inc. Stock Appreciation Rights Plan (Incorporated by reference to Flowers Foods' Annual Report on Form 10-K, dated March 29, 2002, File No. 1-16247).
10.4+	—	Flowers Foods, Inc. Annual Executive Bonus Plan (Incorporated by reference to Flowers Foods' Proxy Statement on Schedule 14A, dated April 24, 2009, File No. 1-16247).
10.5+	—	Flowers Foods, Inc. Supplemental Executive Retirement Plan (Incorporated by reference to Flowers Foods' Annual Report on Form 10-K, dated March 29, 2002, File No. 1-16247).
10.6+	—	Form of Indemnification Agreement, by and between Flowers Foods, Inc., certain executive officers and the directors of Flowers Foods, Inc. (Incorporated by reference to Flowers Foods' Annual Report on Form 10-K, dated March 28, 2003, File No. 1-16247).
10.7+	—	Form of Continuation of Employment Agreement, by and between Flowers Foods, Inc. and certain executive officers of Flowers Foods, Inc. (Incorporated by reference to Flowers Foods' Annual Report on Form 10-K dated March 4, 2009, File No. 1016247).
10.8+	—	Ninth Amendment to the Flowers Foods, Inc. Retirement Plan No. 1, dated November 7, 2005, as amended and restated effective as of March 26, 2001 (Incorporated by reference to Flowers Foods' Quarterly Report on Form 10-Q dated November 17, 2005, File No. 1-16247).
10.9	—	Amended and Restated Credit Agreement, dated as of May 20, 2011, by and among, Flowers Foods, Inc., the Lenders party thereto from time to time, Deutsche Bank AG, New York Branch, as administrative agent, Bank of America, N.A., as syndication agent, and Cooperative Centrale Raiffeisen-Boerenleen Bank, B.A., "Rabobank International," New York Branch, Branch Banking & Trust Company and Regions Bank, as co-documentation agents (Incorporated by reference to Flowers Foods' Current Report on Form 8-K dated May 26, 2011, File No. 1-16247).
10.10	—	Agreement and Plan of Merger, dated June 23, 2008, by and among, Flowers Foods, Inc., Peachtree Acquisition Co., LLC, Holsum Bakery, Inc., Lloyd Edward Eisele, Jr. and The Lloyd Edward Eisele, Jr. Revocable Trust (Incorporated by reference to Flowers Foods' Current Report on Form 8-K/A dated June 25, 2008, File No. 1-16247).
10.11	—	Credit Agreement, dated as of August 1, 2008, among Flowers Foods, Inc., the Lenders Party thereto from time to time, Bank of America N.A., Cooperative Centrale Raiffeisen-Boerenleen Bank, B.A., "Rabobank International", New York Branch, and Branch Banking & Trust Company as co-documentation agents, SunTrust Bank, as syndication agent, and Deutsche Bank AG, New York Branch, as administrative agent (Incorporated by reference to Flowers Foods' Current Report on Form 8-K dated August 6, 2008, File No. 1-16247).
10.12	—	First Amendment to the Credit Agreement, dated May 20, 2011, among Flowers Foods, Inc., the lenders party to the Credit Agreement and Deutsche Bank AG, New York Branch, as administrative agent (Incorporated by reference to Flowers Foods' Current Report on Form 8-K dated May 26, 2011, File No. 1-16247).
10.13+	—	Form of 2009 Nonqualified Stock Option Agreement, by and between Flowers Foods, Inc. and certain executive officers of Flowers Foods, Inc. (Incorporated by reference to Flowers Foods' Annual Report on Form 10-K dated March 4, 2009, File No. 1-16247).
10.14+	—	Form of 2010 Restricted Stock Agreement, by and between Flowers Foods, Inc. and certain executive officers of Flowers Foods, Inc. (Incorporated by reference to Flowers Foods' Annual Report on Form 10-K dated March 3, 2010, File No. 1-16247).
10.15+	—	Form of 2010 Nonqualified Stock Option Agreement, by and between Flowers Foods, Inc. and certain executive officers of Flowers Foods, Inc. (Incorporated by reference to Flowers Foods' Annual Report on Form 10-K dated March 3, 2010, File No. 1-16247).
10.16+	—	Form of 2010 Deferred Shares Agreement, by and between Flowers Foods, Inc. and certain members of the Board of Directors of Flowers Foods, Inc. (Incorporated by reference to Flowers Foods' Annual Report on Form 10-K dated February 23, 2011, File No. 1-16247).

Exhibit No		Name of Exhibit
10.17+	—	Form of 2011 Restricted Stock Agreement, by and between Flowers Foods, Inc. and certain executive officers of Flowers Foods, Inc. (Incorporated by reference to Flowers Foods' Annual Report on Form 10-K dated February 23, 2011, File No. 1-16247).
10.18+	—	Form of 2011 Nonqualified Stock Option Agreement, by and between Flowers Foods, Inc. and certain executive officers of Flowers Foods, Inc. (Incorporated by reference to Flowers Foods' Annual Report on Form 10-K dated February 23, 2011, File No. 1-16247).
21	—	Subsidiaries of Flowers Foods, Inc. (Incorporated by reference to Flowers Foods' Quarterly Report on Form 10-Q dated August 17, 2011, File No. 1-16247).
*23	—	Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLC.
*31.1	—	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*31.2	—	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*31.3	—	Certification of Chief Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*32	—	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by George E. Deese, Chief Executive Officer, R. Steve Kinsey, Chief Financial Officer and Karyl H. Lauder, Chief Accounting Officer for the Fiscal Year Ended December 31, 2011.
*101.INS	—	XBRL Instance Document.
*101.SCH	—	XBRL Taxonomy Extension Schema Linkbase.
*101.CAL	—	XBRL Taxonomy Extension Calculation Linkbase.
*101.DEF	—	XBRL Taxonomy Extension Definition Linkbase.
*101.LAB	—	XBRL Taxonomy Extension Label Linkbase.
*101.PRE	—	XBRL Taxonomy Extension Presentation Linkbase.

* Filed herewith

\+ Management contract or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Flowers Foods, Inc. has duly caused this Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized on this 29th day of February, 2012.

FLOWERS FOODS, INC.

/s/ GEORGE E. DEESE

George E. Deese
Chairman of the Board and
Chief Executive Officer

/s/ R. STEVE KINSEY

R. Steve Kinsey
Executive Vice President and
Chief Financial Officer

/s/ KARYL H. LAUDER

Karyl H. Lauder
Senior Vice President and Chief Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10-K has been signed below by the following persons on behalf of Flowers Foods, Inc. and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ GEORGE E. DEESE George E. Deese	Chairman of the Board and Chief Executive Officer	February 29, 2012
/s/ R. STEVE KINSEY R. Steve Kinsey	Executive Vice President and Chief Financial Officer	February 29, 2012
/s/ KARYL H. LAUDER Karyl H. Lauder	Senior Vice President and Chief Accounting Officer	February 29, 2012
/s/ JOE E. BEVERLY Joe E. Beverly	Director	February 29, 2012
/s/ FRANKLIN L. BURKE Franklin L. Burke	Director	February 29, 2012
/s/ MANUEL A. FERNANDEZ Manuel A. Fernandez	Director	February 29, 2012
/s/ BENJAMIN H. GRISWOLD, IV Benjamin H. Griswold, IV	Director	February 29, 2012
/s/ AMOS R. MCMULLIAN Amos R. Mcmullian	Director	February 29, 2012
/s/ J.V. SHIELDS, JR. J.V. Shields, Jr.	Director	February 29, 2012
/s/ DAVID V. SINGER David V. Singer	Director	February 29, 2012
/s/ MELVIN T. STITH, PH.D. Melvin T. Stith, Ph.D.	Director	February 29, 2012
/s/ JACKIE M. WARD Jackie M. Ward	Director	February 29, 2012
/s/ C. MARTIN WOOD III C. Martin Wood III	Director	February 29, 2012

[THIS PAGE INTENTIONALLY LEFT BLANK]

FLOWERS FOODS, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Flowers Foods, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Flowers Foods, Inc. and its subsidiaries (the "Company") at December 31, 2011 and January 1, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15 (a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, the financial statement schedule and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 12 to the consolidated financial statements, the company changed the manner in which it accounts for its variable interest entity in 2010.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate

As described in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, management has excluded Tasty Baking Company ("Tasty") from its assessment of internal control over financial reporting as of December 31, 2011 because it was acquired by the Company in a purchase business combination in May 2011. We have also excluded Tasty from our audit of internal control over financial reporting. Tasty is a wholly-owned subsidiary whose total assets and total revenues represent 13.5% and 4.6%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2011.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia
February 29, 2012

FLOWERS FOODS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2011	January 1, 2011
	(Amounts in thousands, except share data)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 7,783	$ 6,755
Accounts and notes receivable, net (Note 2)	185,603	166,281
Inventories, net:		
Raw materials	26,626	20,879
Packaging materials	15,820	12,125
Finished goods	31,650	27,570
	74,096	60,574
Spare parts and supplies	39,624	37,085
Deferred income taxes	36,264	1,095
Other	35,200	41,924
Total current assets	378,570	313,714
Property, Plant and Equipment:		
Land	69,958	67,036
Buildings	360,956	329,646
Machinery and equipment	895,026	795,869
Furniture, fixtures and transportation equipment	81,288	69,223
Construction in progress	13,888	22,480
	1,421,116	1,284,254
Less: accumulated depreciation	(735,629)	(679,561)
	685,487	604,693
Notes Receivable	102,322	92,860
Assets Held for Sale — Distributor Routes	12,726	11,924
Other Assets	13,932	5,113
Goodwill	219,730	200,153
Other Intangible Assets, net	141,231	97,032
	$1,553,998	$1,325,489
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current maturities of long-term debt and capital leases	$ 42,768	$ 28,432
Accounts payable	115,138	102,068
Other accrued liabilities	110,513	112,272
Total current liabilities	268,419	242,772
Long-Term Debt and Capital Leases	283,406	98,870
Other Liabilities:		
Post-retirement/post-employment obligations	155,263	76,086
Deferred income taxes	35,375	66,680
Other	52,567	45,291
Total other liabilities	243,205	188,057
Commitments and Contingencies (Note 20)		
Stockholders' Equity:		
Preferred Stock — $100 par value, authorized 100,000 shares and none issued	—	—
Preferred Stock — $.01 par value, authorized 900,000 shares and none issued	—	—
Common Stock — $.001 and $.002 par value, respectively, 500,000,000 authorized shares, 152,488,008 shares and 101,659,924 shares issued, respectively	199	199
Treasury stock 16,506,822 shares and 11,011,494 shares, respectively	(221,246)	(214,683)
Capital in excess of par value	544,065	540,294
Retained earnings	547,997	503,689
Accumulated other comprehensive loss	(112,047)	(33,709)
Total stockholders' equity	758,968	795,790
Total liabilities and stockholders' equity	$1,553,998	$1,325,489

See Accompanying Notes to Consolidated Financial Statements

FLOWERS FOODS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the 52 Weeks Ended		
	December 31, 2011	January 1, 2011	January 2, 2010
	(Amounts in thousands, except per share data)		
Sales	$2,773,356	$2,573,769	$2,600,849
Materials, supplies, labor and other production costs (exclusive of depreciation and amortization shown separately below)	1,473,201	1,346,790	1,390,183
Selling, distribution and administrative expenses	1,016,491	935,999	926,418
Depreciation and amortization	94,638	85,118	80,928
Gain on acquisition	—	—	(3,013)
Income from operations	189,026	205,862	206,333
Interest expense	10,172	8,164	11,587
Interest income	(13,112)	(12,682)	(13,013)
Income before income taxes	191,966	210,380	207,759
Income tax expense	68,538	73,333	74,047
Net income	123,428	137,047	133,712
Less: net income attributable to noncontrolling interest	—	—	(3,415)
Net income attributable to Flowers Foods, Inc.	$ 123,428	$ 137,047	$ 130,297
Net Income Per Common Share:			
Basic:			
Net income attributable to Flowers Foods, Inc. common shareholders per share	$ 0.91	$ 1.00	$ 0.94
Weighted average shares outstanding	135,387	137,129	138,300
Diluted:			
Net income attributable to Flowers Foods, Inc. common shareholders per share	$ 0.90	$ 0.99	$ 0.94
Weighted average shares outstanding	136,881	138,162	139,100

See Accompanying Notes to Consolidated Financial Statements

FLOWERS FOODS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the 52 Weeks Ended		
	December 31, 2011	January 1, 2011	January 2, 2010
	(Amounts in thousands, except per share data)		
Net income attributable to Flowers Foods, Inc.	$123,428	$137,047	$130,297
Other comprehensive income, net of tax:			
Pension and postretirement plans:			
Prior service cost for the period	—	68	759
Net (loss) gain for the period	(41,117)	(6,070)	6,005
Less amortization of prior service (credit) cost included in net income	(158)	(107)	205
Less amortization of actuarial loss included in net income	1,750	1,303	1,698
Pension and postretirement plans, net of tax	(39,525)	(4,806)	8,667
Derivative instruments:			
Net derivatives (loss) gain for the period	(17,851)	27,700	(13,003)
(Gain) loss reclassified to net income	(20,962)	8,069	41,943
Derivative instruments, net of tax	(38,813)	35,769	28,940
Other comprehensive income, net of tax	(78,338)	30,963	37,607
Comprehensive income	$ 45,090	$168,010	$167,904

See Accompanying Notes to Consolidated Financial Statements

FLOWERS FOODS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Noncontrolling Interest	Total
	Number of Shares Issued	Par Value				Number of Shares	Cost		
				(Amounts in thousands, except share data)					
Balances at January 3, 2009	101,659,924	$199	$525,201	$369,397	$(102,279)	(8,913,142)	$(157,799)	$ 9,335	$644,054
Net income				130,297				3,415	133,712
Derivative instruments, net of tax					28,940				28,940
Pension and postretirement plans, net of tax					8,667				8,667
Comprehensive income									
Comprehensive income attributable to noncontrolling interest									
Comprehensive income attributable to Flowers Foods, Inc.									
Stock repurchases						(1,793,534)	(40,531)		(40,531)
Exercise of stock options			(1,552)			232,024	4,166		2,614
Issuance of performance-contingent restricted stock awards			(4,416)			248,680	4,416		—
Issuance of deferred stock awards			(352)			19,450	352		—
Amortization of share-based compensation awards			11,792						11,792
Income tax benefits related to share-based payments			1,522						1,522
Conversion of deferred compensation (Note 11)			95						95
Issuance of deferred compensation			(146)			6,135	146		—
Distributions from noncontrolling interest to owners								(669)	(669)
Dividends paid — $0.450 per common share				(62,170)					(62,170)
Balances at January 2, 2010	101,659,924	$199	$532,144	$437,524	$ (64,672)	(10,200,387)	$(189,250)	$ 12,081	$728,026
Deconsolidation of Variable Interest Entity (Note 12)								(12,081)	(12,081)
Net income				137,047					137,047
Derivative instruments, net of tax					35,769				35,769
Pension and postretirement plans, net of tax					(4,806)				(4,806)
Comprehensive income									
Stock repurchases						(1,548,771)	(39,184)		(39,184)
Exercise of stock options			(1,202)			486,887	9,086		7,884
Issuance of performance-contingent restricted stock awards			(4,102)			220,640	4,102		—
Issuance of deferred stock awards			(631)			33,920	631		—
Amortization of share-based compensation awards			12,995						12,995
Income tax benefits related to share-based payments			1,022						1,022
Performance-contingent restricted stock awards forfeitures and cancellations			83			(4,425)	(83)		—
Issuance of deferred compensation			(15)			642	15		—
Dividends paid — $0.517 per common share				(70,882)					(70,882)
Balances at January 1, 2011	101,659,924	$199	$540,294	$503,689	$ (33,709)	(11,011,494)	$(214,683)	$ —	$795,790
Net income				123,428					123,428
Derivative instruments, net of tax					(38,813)				(38,813)
Pension and postretirement plans, net of tax					(39,525)				(39,525)
Comprehensive income									
Adjustment for 3 for 2 stock split (Note 14)	50,828,084			(39)		(5,375,912)			(39)
Stock repurchases						(1,155,103)	(26,598)		(26,598)
Exercise of stock options			(2,512)			803,090	15,445		12,933
Issuance of performance-contingent restricted stock awards			(4,213)			216,050	4,213		—
Issuance of deferred stock awards			(1,160)			56,505	1,119		(41)
Amortization of share-based compensation awards			12,982						12,982
Income tax benefits related to share-based payments			2,932						2,932
Performance-contingent restricted stock awards forfeitures and cancellations			961			(51,630)	(961)		—
Issuance of deferred compensation			(219)			11,672	219		—
Contingent acquisition consideration			(5,000)						(5,000)
Dividends paid — $0.583 per common share				(79,081)					(79,081)
Balances at December 31, 2011	152,488,008	$199	$544,065	$547,997	$(112,047)	(16,506,822)	$(221,246)	$ —	$758,968

See Accompanying Notes to Consolidated Financial Statements

FLOWERS FOODS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 52 Weeks Ended		
	December 31, 2011	January 1, 2011	January 2, 2010
	(Amounts in thousands)		
Cash flows provided by (disbursed for) operating activities:			
Net income	$ 123,428	$ 137,047	$ 133,712
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	94,638	85,118	80,928
Stock-based compensation	13,638	13,678	11,855
Loss (gain) reclassified from accumulated other comprehensive income to net income	(38,038)	8,475	63,026
Gain on acquisition	—	—	(3,013)
Deferred income taxes	(1,700)	3,888	3,307
Provision for inventory obsolescence	765	1,047	498
Allowances for accounts receivable	414	547	2,077
Pension and postretirement plans expense	222	1,842	5,112
Other	(162)	(285)	39
Pension contributions	(12,230)	(909)	(450)
Changes in operating assets and liabilities, net of acquisitions and disposals:			
Accounts receivable, net	(283)	11,482	(476)
Inventories, net	(6,457)	(936)	(3,525)
Hedging activities, net	(25,874)	39,134	(20,033)
Other assets	(749)	(8,838)	26,875
Accounts payable	(5,187)	7,879	(26,111)
Other accrued liabilities	(8,135)	6,881	(37,812)
Net cash provided by operating activities	134,290	306,050	236,009
Cash flows provided by (disbursed for) investing activities:			
Purchase of property, plant and equipment	(79,162)	(98,404)	(72,093)
Repurchase of distributor territories	(14,581)	(10,843)	(12,436)
Proceeds from notes receivable	12,629	12,514	12,126
Acquisition of businesses, net of cash acquired	(164,485)	—	(24,565)
Contingent acquisition consideration payments	(5,000)	—	—
Deconsolidation of variable interest entity (Note 12)	—	(8,804)	—
Proceeds from sale of property, plant and equipment	12,104	1,075	6,919
Other	556	165	440
Net cash disbursed for investing activities	(237,939)	(104,297)	(89,609)
Cash flows provided by (disbursed for) financing activities:			
Dividends paid	(79,081)	(70,882)	(62,170)
Exercise of stock options	12,933	7,884	2,614
Excess windfall tax benefit related to stock awards	3,073	977	1,386
Payment of financing fees	(2,108)	—	—
Stock repurchases	(26,598)	(39,184)	(40,531)
Change in book overdraft	521	(1,432)	(7,735)
Proceeds from debt borrowings	1,071,100	418,500	848,326
Debt and capital lease obligation payments	(875,083)	(529,809)	(888,637)
Other	(80)	—	(669)
Net cash provided by (disbursed for) financing activities	104,677	(213,946)	(147,416)
Net increase (decrease) in cash and cash equivalents	1,028	(12,193)	(1,016)
Cash and cash equivalents at beginning of period	6,755	18,948	19,964
Cash and cash equivalents at end of period	$ 7,783	$ 6,755	$ 18,948
Schedule of non cash investing and financing activities:			
(Issuance) conversion of deferred compensation to common stock equivalent units	$ (219)	$ (15)	$ 95
Capital and right-to-use lease obligations	$ 1,404	$ 13,332	$ 4,362
Deconsolidation of VIE capital leases	$ —	$ (26,389)	$ —
Issuance of notes receivable	$ 833	$ 171	$ 107
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest, net of capitalized interest	$ 9,588	$ 7,470	$ 11,275
Income taxes paid, net of refunds of $430, $623 and $1,167, respectively	$ 70,122	$ 72,554	$ 75,310

See Accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation

General. Flowers Foods, Inc. (the "company") is one of the largest producers and marketers of bakery products in the United States. The company consists of two business segments: direct-store-delivery ("DSD segment") and warehouse delivery segment ("warehouse segment"). The DSD segment focuses on the production and marketing of bakery products to U.S. customers in the Southeast, Mid-Atlantic, and Southwest as well as select markets in the Northeast, California and Nevada primarily through its DSD system. The warehouse segment produces snack cakes and breads and rolls that are shipped both fresh and frozen to national retail, foodservice, vending, and co-pack customers through their warehouse channels.

Stock split. On May 25, 2011, the board of directors declared a 3-for-2 stock split of the company's common stock. The record date for the split was June 10, 2011, and new shares were issued on June 24, 2011. All share and per share information has been restated for all prior periods presented giving retroactive effect to the stock split. The company revised certain historical amounts when it recorded the 3-for-2 stock split. The amounts were immaterial and reclassified within stockholders' equity between par value and capital in excess of par for all periods presented.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation. The Consolidated Financial Statements include the accounts of the company and its wholly-owned subsidiaries. Intercompany transactions and balances are eliminated in consolidation.

Variable Interest Entities. In 2009, the Financial Accounting Standards Board ("FASB") amended the consolidation principles associated with variable interest entities ("VIE"). The new accounting guidance caused a change in our accounting policy effective January 3, 2010. Generally, the new qualitative approach replaced the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in the VIE. The qualitative approach is focused on identifying which company has both the power to direct the activities of a VIE that most significantly impact the entity's economic performance and the obligation to absorb losses of the entity or the right to receive benefits from the entity. As a result of applying this qualitative analysis, effective January 3, 2010, the company is no longer required to consolidate the VIE that delivers a significant portion of its fresh bakery products from the company's production facilities to outlying distribution centers under a transportation agreement. The company elected the prospective method to deconsolidate the VIE.

The company acquired Tasty Baking Company ("Tasty") on May 20, 2011. This acquisition is disclosed in Note 7, *Acquisitions*. As part of the Tasty acquisition the incorporated independent distributors ("IDs") who deliver *Tastykake* products qualify as VIEs. The IDs qualify as VIEs primarily because Tasty (and now the company) finances the routes, which creates variability to the company from various economic and pecuniary benefits. However, the company is not considered to be the primary beneficiary of the VIEs because the company does not (i) have the ability to direct the significant activities of the VIEs that would affect their ability to operate their respective distributor territories or (ii) provide any implicit or explicit guarantees or other financial support to the VIEs, other than the financing described above, for specific return or performance benchmarks. The company's maximum exposure related to the distributor route notes receivable of these VIEs is less than 10% of the total distributor route notes receivable for the consolidated company. See Note 12, *Variable Interest Entity*, for additional disclosure.

Fiscal Year End. The company operates on a 52-53 week fiscal year ending the Saturday nearest December 31. Fiscal 2011, fiscal 2010 and fiscal 2009 consisted of 52 weeks. Fiscal 2012 will consist of 52 weeks.

Revenue Recognition. The company recognizes revenue from the sale of product at the time of delivery when title and risk of loss pass to the customer. The company records both direct and estimated reductions to gross revenue for customer programs and incentive offerings at the time the incentive is offered or at the time of revenue recognition for the underlying transaction that results in progress by the customer towards earning the incentive. These allowances include price promotion discounts, coupons, customer rebates, cooperative advertising, and product returns. Price promotion discount expense is recorded as a reduction to gross sales when the discounted product is sold to the customer. Coupon expense estimates are calculated and recorded as a reduction to gross sales using the number of coupons dropped to consumers and the estimated redemption percentage. Estimates for customer rebates assume that customers will meet the required quantities to qualify for payment and are recorded as a reduction to gross sales. Cooperative advertising expense is recorded as a reduction to gross sales based on our proportion of the estimated advertising cost of the underlying program. Product returns are recorded as a reduction to gross sales based on the actual returns in the week following the quarter end.

The consumer packaged goods industry has used scan-based trading technology over several years to share information between the supplier and retailer. An extension of this technology allows the retailer to take ownership of our goods when the consumer purchases the goods rather than at the time they are delivered to the retailer. Consequently, revenue on these sales is not recognized until the product is purchased by the consumer. This technology is referred to as pay-by-scan ("PBS"). In fiscal years 2011, 2010 and 2009, the company recorded $821.0 million, $744.7 million and $674.9 million, respectively, in sales through PBS.

Revenue on PBS sales is recognized when the product is purchased by the end consumer because that is when title and risk of loss is transferred. Non-PBS sales are recognized when the product is delivered to the customer since that is when title and risk of loss is transferred.

The company's production facilities deliver our products to independent distributors, who deliver our products to outlets of retail accounts that are within the distributors' geographic territory. PBS is utilized primarily in certain national and regional retail accounts ("PBS Outlet"). No revenue is recognized by the company upon delivery of our products by the company to the distributor or upon delivery of our products by the distributor to a PBS Outlet. It is recognized when our products are purchased by the end consumer. Product inventory in the PBS Outlet is reflected as inventory on the company's balance sheet. The balance of PBS inventory at December 31, 2011 and January 1, 2011 was $5.0 million and $4.2 million, respectively.

A distributor performs a physical inventory of our products at each PBS Outlet weekly and reports the results to the company. The inventory data submitted by the distributor for each PBS Outlet is compared with the product delivery data. Product delivered to a PBS Outlet that is not recorded in the inventory data has been purchased by the consumer/customer of the PBS Outlet and is recorded as sales revenue by the company.

The company repurchases territories from and sells territories to independent distributors from time to time. At the time the company purchases a territory from an independent distributor, the fair value purchase price of the territory is recorded as "Assets Held for Sale — Distributor Routes". Upon the sale of that territory to a new independent distributor, generally a note receivable of up to ten years is recorded for the sales price of the territory (for those situations when the company provides direct financing to the distributor) with a corresponding credit to assets held for sale to relieve the carrying amount of the territory. Any difference between the amount of the note receivable (i.e., the sales price) and the territory's carrying value is recorded as a gain or a loss in selling, distribution and administrative expenses because the company considers its distributor activity a cost of distribution. Since the distributor has the right to require the company to repurchase the territory at the original purchase price within the first six-month period following the date of sale, no gain is recorded on the sale of the territory until after the six-month period is completed. Upon expiration of the six-month period, the amount deferred during this period is recorded and the remaining gain on the sale is recorded over the remaining term of the note. In instances where a territory is sold for less than its carrying value, a loss is recorded at the date of sale and any impairment of a territory held for sale is recorded at such time the impairment occurs. The deferred gains were $16.9 million at both December 31, 2011 and January 1, 2011. The company recorded net gains of $2.4 million during fiscal 2011, $4.2 million during fiscal 2010 and $3.9 million during fiscal 2009 related to the sale of territories as a component of selling, distribution and administrative expenses.

Cash and Cash Equivalents. The company considers deposits in banks, certificates of deposits and short-term investments with original maturities of three months or less as cash and cash equivalents.

Accounts Receivable. Accounts receivable consists of trade receivables, current portions of distributor notes receivable and miscellaneous receivables. The company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments for trade receivables, distributor notes receivable, and miscellaneous receivables. Bad debts are charged to this reserve after all attempts to collect the balance are exhausted. If the financial condition of the company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. In determining past due or delinquent status of a customer, the aged trial balance is reviewed on a weekly basis by sales management and generally any accounts older than seven weeks are considered delinquent. Activity in the allowance for doubtful accounts is as follows (amounts in thousands):

	Beginning Balance	Charged to Expense	Write-Offs and Other	Ending Balance
Fiscal 2011	$522	$ 414	$ 765	$171
Fiscal 2010	$469	$ 547	$ 494	$522
Fiscal 2009	$378	$2,077	$1,986	$469

Concentration of Credit Risk. The company performs periodic credit evaluations and grants credit to customers, who are primarily in the grocery and foodservice markets, and generally does not require collateral. Our top 10 customers in fiscal years 2011, 2010 and 2009 accounted for 45.6%, 46.5% and 46.0% of sales, respectively. Our largest customer, Walmart/Sam's Club, percent of sales for fiscal years 2011, 2010 and 2009 were as follows:

	Percent of Sales		
	DSD	Warehouse Delivery	Total
Fiscal 2011	17.8%	3.8%	21.6%
Fiscal 2010	18.2%	3.6%	21.8%
Fiscal 2009	18.1%	2.9%	21.0%

Inventories. Inventories at December 31, 2011 and January 1, 2011 are valued at lower of cost or market. Costs for raw materials and packaging are at moving average cost. Finished goods inventories are based on standard costs which approximate average costs. The company will write down inventory to market for estimated unmarketable inventory equal to the difference between the cost of inventory and the estimated market value for situations when the inventory is impaired by damage, deterioration, or obsolescence.

Shipping Costs. Shipping costs are included in the selling, distribution and administrative line item of the consolidated statements of income. For fiscal years 2011, 2010, and 2009, shipping costs were $630.1 million, $577.3 million, and $578.0 million, respectively, including delivery fees paid to independent distributors.

Spare Parts and Supplies. The company maintains inventories of spare parts and supplies, which are used for repairs and maintenance of its machinery and equipment. These spare parts and supplies allow the company to react quickly in the event of a mechanical breakdown. These parts are valued using the moving average method and are expensed as the part is used. Periodic physical inventories of the parts are performed, and the value of the parts is adjusted for any obsolescence or difference from the physical inventory count.

Property, Plant and Equipment and Depreciation. Property, plant and equipment is stated at cost. Depreciation expense is computed using the straight-line method based on the estimated useful lives of the depreciable assets. Certain equipment held under capital leases of $11.6 million and $13.4 million at December 31, 2011 and January 1, 2011, respectively, is classified as property, plant and equipment and the related obligations are recorded as liabilities. Depreciation of assets held under capital leases is included in depreciation and amortization expense. Total accumulated depreciation for assets held under capital leases was $3.4 million and $3.3 million at December 31, 2011 and January 1, 2011, respectively.

Buildings are depreciated over ten to forty years, machinery and equipment over three to twenty-five years, and furniture, fixtures and transportation equipment over three to fifteen years. Property under capital leases is amortized over the shorter of the lease term or the estimated useful life of the property. Depreciation expense for fiscal years 2011, 2010 and 2009 was $87.5 million, $79.1 million and $75.1 million, respectively. The company recorded an immaterial amount of capitalized interest during fiscal 2011, 2010 and 2009. The cost of maintenance and repairs is charged to expense as incurred. Upon disposal or retirement, the cost and accumulated depreciation of assets are eliminated from the respective accounts. Any gain or loss is reflected in the company's income from operations.

Goodwill and Other Intangible Assets. The company accounts for goodwill in a purchase business combination as the excess of the cost over the fair value of net assets acquired. Business combinations can also result in other intangible assets being recognized. Amortization of intangible assets, if applicable, occurs over their estimated useful lives. The company tests goodwill for impairment on an annual basis (or an interim basis if an event occurs that might reduce the fair value of a reporting unit below its carrying value) using a two-step method. The company conducts this review during the fourth quarter of each fiscal year absent any triggering event. No impairment resulted from the annual review performed in fiscal years 2011, 2010 or 2009. Identifiable intangible assets that are determined to have an indefinite useful economic life are not amortized, but separately tested for impairment, at least annually, using a one-step fair value based approach or when certain indicators of impairment are present. See Note 6, *Goodwill and Other Intangible Assets*, for additional disclosure.

Impairment of Long-Lived Assets. The company determines whether there has been an impairment of long-lived assets, excluding goodwill and identifiable intangible assets that are determined to have indefinite useful economic lives, when certain indicators of impairment are present. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future gross, undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value is required. Future adverse changes in market conditions or poor operating results of underlying long-lived assets could result in losses or an inability to recover the carrying value of the long-lived assets that may not be reflected in the assets' current carrying value, thereby possibly requiring an impairment charge in the future. There were no impairment charges during fiscal 2011, 2010 or 2009.

Derivative Financial Instruments. The company enters into commodity derivatives, designated as cash flow hedges of existing or future exposure to changes in commodity prices. The company's primary raw materials are flour, sweeteners and shortening, along with pulp, paper, and petroleum-based packaging products. The company uses natural gas as fuel for firing ovens. The company also periodically enters into interest rate derivatives to hedge exposure to changes in interest rates. The company measures the fair value of its derivative portfolio using the fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal market for that asset or liability. When quoted market prices for identical assets or liabilities are not available, the company bases fair value upon internally developed models that use current market observable inputs, such as exchange-quoted futures prices and yield curves. See Note 8, *Derivative Financial Instruments*, for additional disclosure.

Treasury Stock. The company records acquisitions of its common stock for treasury at cost. Differences between proceeds for reissuances of treasury stock and average cost are credited or charged to capital in excess of par value to the extent of prior credits and thereafter to retained earnings. See Note 14, *Stockholders' Equity*, for additional disclosure

Advertising and Marketing Costs. Advertising and marketing costs are expensed the first time the advertising takes place. Advertising and marketing costs were $16.8 million, $14.4 million and $11.3 million for fiscal years 2011, 2010 and 2009, respectively. Advertising and marketing costs are recorded in the selling, distribution and administrative expense line item in our consolidated statements of income.

Stock-Based Compensation. Stock-based compensation expense for all share-based payment awards granted is determined based on the grant date fair value. The company recognizes these compensation costs net of an estimated forfeiture rate, and recognizes compensation cost only for those shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the vesting term of the share-based payment award. See Note 15, *Stock-Based Compensation*, for additional disclosure.

Software Development Costs. The company expenses internal and external software development costs incurred in the preliminary project stage, and, thereafter, capitalizes costs incurred in developing or obtaining internally used software. Certain costs, such as maintenance and training, are expensed as incurred. Capitalized costs are amortized over a period of three to eight years and are subject to impairment evaluation. The net balance of capitalized software development costs included in plant, property and equipment was $6.4 million and $6.2 million at December 31, 2011 and January 1, 2011, respectively. Amortization expense of capitalized software development costs, which is included in depreciation expense in the consolidated statements of income, was $1.4 million, $1.7 million and $1.1 million in fiscal years 2011, 2010 and 2009, respectively.

Income Taxes. The company accounts for income taxes using the asset and liability method and recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. In the event the company were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the valuation allowance would increase income in the period such determination was made. Likewise, should the company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the valuation allowance would be charged to income in the period such determination was made.

The company recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolution of any related appeals or litigation process. Interest related to unrecognized tax benefits is recorded within the interest expense line in the accompanying consolidated statement of operations. See Note 19, *Income Taxes*, for additional disclosure.

Self-Insurance Reserves. The company is self-insured for various levels of general liability, auto liability, workers' compensation and employee medical and dental coverage. Insurance reserves are calculated on an undiscounted basis based on actual claim data and estimates of incurred but not reported claims developed utilizing historical claim trends. Projected settlements and incurred but not reported claims are estimated based on pending claims and historical trends and data. Though the company does not expect them to do so, actual settlements and claims could differ materially from those estimated. Material differences in actual settlements and claims could have an adverse effect on our results of operations and financial condition.

Net Income Per Common Share. Basic net income per share is computed by dividing net income by weighted average common shares outstanding for the period. Diluted net income per share is computed by dividing net income by the weighted average common and common equivalent shares outstanding for the period.

Common stock equivalents consist of the incremental shares associated with the company's stock compensation plans, as determined under the treasury stock method. Our nonvested performance contingent restricted stock awards granted prior to the February 9, 2010 grant are considered participating securities since the share-based awards contain a non-forfeitable right to dividend equivalents irrespective of whether the awards ultimately vest. As a result, we computed basic earnings per common share under the two-class method for those awards. The performance contingent restricted stock awards granted on and after February 9, 2010 do not contain a non-forfeitable right to dividend equivalents and are included in the computation for diluted net income per share. See Note 17, *Earnings Per Share*, for additional disclosure.

Pension Obligations. The company records pension costs and benefit obligations related to its defined benefit plans based on actuarial valuations. These valuations reflect key assumptions determined by management, including the discount rate and expected long-term rate of return on plan assets. The expected long-term rate of return assumption considers the asset mix of the plans' portfolios, past performance of these assets, the anticipated future economic environment and long-term performance of individual asset classes, and other factors. Material changes in pension costs and benefit obligations may occur in the future due to experience different than assumed and changes in these assumptions. Future benefit obligations and annual pension costs could be impacted by changes in the discount rate, changes in the expected long-term rate of return, changes in the level of contributions to the plans and other factors. Effective January 1, 2006, the company curtailed its largest defined benefit plan that covered the majority of its workforce. Benefits under this plan were frozen, and no future benefits will accrue under this plan.

The company determines the fair value of substantially all its plans assets utilizing market quotes rather than developing "smoothed" values, "market related" values or other modeling techniques. Plan asset gains or losses in a given year are included with other actuarial gains and losses due to remeasurement of the plans' projected benefit obligations ("PBO"). If the total unrecognized gain or loss exceeds 10% of the larger of (i) the PBO or (ii) the market value of plan assets, the excess of the total unrecognized gain or loss is amortized over the expected average future lifetime of participants in the frozen pension plans. The company uses a calendar year end for the measurement date since the plans are based on a calendar year and because it approximates the company's fiscal year end. See Note 18, *Postretirement Plans*, for additional disclosure.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other Comprehensive Income. The company elected to early adopt guidance issued in June 2011 that requires it to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. The company elected to report our comprehensive income in two separate but consecutive financial statements. Other requirements in this guidance include the presentation of reclassification adjustments and the effect of those reclassification adjustments on the face of the financial statements where net income is presented, by component of net income, and on the face of the financial statements where other comprehensive income is presented, by component of other comprehensive income. In December 2011, the FASB issued guidance to delay the requirement to present reclassification adjustments and the effect of those reclassification adjustments on the face of the financial statements where net income is presented, by component of net income, and on the fact of the financial statements where other comprehensive income is presented, by component of other comprehensive income. The FASB did not delay the requirements for the presentation of reclassifications out of accumulated other comprehensive income that was in place before the original amendment was issued in June 2011 and which we early adopted. The amendments are effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted, which the company chose to do. The adoption of this guidance did not have a material impact on the company's consolidated financial statements but it did change the presentation of its consolidated financial statements. See Note 16, *Accumulated Other Comprehensive Income (Loss)*, for additional disclosure.

Note 3. New Accounting Pronouncements Not Yet Adopted

In May 2011, the FASB issued an accounting standard that creates consistency between GAAP and International Financial Reporting Standards on the definition of fair value and on the guidance on how to measure fair value and on what to disclose about fair value measurements. This guidance is effective to the company beginning with the first quarter of our fiscal 2012 and is to be applied prospectively. The company does not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

In September 2011, the FASB issued guidance on testing goodwill for impairment. The guidance provides companies with the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of reporting units is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the impairment loss. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The company does not expect the adoption of this guidance in our fiscal 2012 to have a material impact on our consolidated financial statements.

In December 2011, the FASB issued guidance for offsetting (netting) assets and liabilities. This guidance requires entities to disclose both gross information and net information about both instruments and transactions subject to an agreement similar to a master netting agreement. This includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. These disclosures allow users of the financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. These requirements are retrospective for all comparative periods. The company is still analyzing the potential impact of this guidance on the company's consolidated financial statements.

In December 2011, the FASB issued guidance to delay the requirement to present reclassification adjustments for other comprehensive income and the effect of those reclassification adjustments on the face of the financial statements where net income is presented, by component of net income, and on the face of the financial statements where other comprehensive income is presented, and by component of other comprehensive income. The FASB did not delay the requirements for the presentation of reclassifications out of accumulated other comprehensive income that was in place before the original amendment was issued in June, 2011 and which we early adopted. The amendments are effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of this guidance will not have a material impact on our consolidated financial statements but it will change the presentation of our consolidated financial statements.

Note 4. Notes Receivable

The company provides direct financing to independent distributors for the purchase of the distributors' territories and records the notes receivable on the consolidated balance sheet. The territories are financed for up to ten years. During fiscal years 2011, 2010 and 2009, $13.1 million, $12.7 million and $12.9 million, respectively, were recorded as interest income relating to the distributor notes. The distributor notes are collateralized by the independent distributors' territories.

The Tasty sales distribution routes are primarily owned by independent sales distributors that purchased the exclusive right to sell and distribute *Tastykake* products in defined geographical territories. The company maintains a wholly-owned subsidiary to assist in financing route purchase activities if requested by new independent sales distributors, using the route and certain associated assets as collateral. As of December 31, 2011, the company had $9.0 million interest-bearing notes receivable (based on Treasury or LIBOR yields plus a spread) from independent distributors from the Tasty acquisition. Interest income of $0.4 million was recorded for these notes receivable during 2011. Additional details are included in Note 13, *Fair Value of Financial Instruments*.

Note 5. Assets Held for Sale — Distributor Routes

The company purchases territories from and sells territories to independent distributors from time to time. The company repurchases territories from independent distributors in circumstances when the company decides to exit a territory or when the distributor elects to terminate its relationship with the company. In the event the company decides to exit a territory or ceases to utilize the independent distribution form of doing business, the company is contractually required to purchase the territory from the independent distributor at a multiple of average weekly branded sales, and this value is charged to earnings. In the event an independent distributor terminates its relationship with the company, the company, although not legally obligated, normally repurchases and operates that territory as a company-owned territory. Territories purchased from independent distributors and operated as company-owned territories are recorded on the company's consolidated balance sheets as "Assets Held for Sale — Distributor Routes" while the company actively seeks another distributor to purchase the territory. At December 31, 2011 and January 1, 2011, territories recorded as assets held for sale were $12.7 million and $11.9 million, respectively. The company held and operated approximately 240 and 300 such independent distributor territories held for sale at December 31, 2011 and January 1, 2011, respectively. The carrying value of each territory is recorded as an asset held for sale, is not amortized and is evaluated for impairment as required.

Territories held for sale and operated by the company are sold to independent distributors at a multiple of average weekly branded sales, which approximate the fair market value of the territory. Subsequent to the purchase of a territory by the distributor, in accordance with the terms of the distributor arrangement, the independent distributor has the right to require the company to repurchase the territory and truck, if applicable, at the original purchase price paid by the distributor within the six-month period following the date of sale. The company is not required to repay interest paid by the distributor during such six-month period. If the truck is leased, the company will assume the lease payment if the territory is repurchased during the first six-month period. Should the independent distributor wish to sell the territory after the six-month period has expired, the company has the right of first refusal.

Note 6. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill during fiscal 2010 and fiscal 2011, are as follows (amounts in thousands):

	DSD	Warehouse delivery	Total
Balance as of January 2, 2010	$194,581	$7,101	$201,682
Adjustment for deconsolidation of VIE (Note 12)	(1,529)	—	(1,529)
Balance as of January 1, 2011	$193,052	$7,101	$200,153
Increase in goodwill related to acquisition (Note 7)	19,577	—	19,577
Balance as of December 31, 2011	$212,629	$7,101	$219,730

As of December 31, 2011 and January 1, 2011, the company had the following amounts related to amortizable intangible assets (amounts in thousands):

	December 31, 2011			January 1, 2011		
Asset	Cost	Accumulated Amortization	Net Value	Cost	Accumulated Amortization	Net Value
Trademarks	$ 71,677	$ 6,790	$ 64,887	$ 35,268	$ 4,687	$30,581
Customer relationships	88,921	18,162	70,759	75,434	13,675	61,759
Non-compete agreements	1,874	1,397	477	1,874	1,353	521
Distributor relationships	4,123	649	3,474	2,600	413	2,187
Supplier agreements	1,050	916	134	1,050	566	484
Total	$167,645	$27,914	$139,731	$116,226	$20,694	$95,532

There is an additional $1.5 million of indefinite life intangible assets separately identified from goodwill, as discussed in Note 7, *Acquisitions.*

Net amortization expense for fiscal 2011, 2010, and 2009 was as follows (amounts in thousands):

	Fiscal 2011	Fiscal 2010	Fiscal 2009
Total	$7,176	$6,004	$5,879

Estimated amortization of intangibles for 2012 and the next four years thereafter is as follows (amounts in thousands):

	Amortization of Intangibles
2012	$7,702
2013	$7,471
2014	$7,331
2015	$7,138
2016	$7,041

Note 7. Acquisitions

On May 20, 2011, a wholly owned subsidiary of the company acquired Tasty. Tasty operates two bakeries in Pennsylvania and serves customers primarily in the northeastern United States with an extensive line of *Tastykake* branded snacks. The results of Tasty's operations are included in the company's consolidated financial statements as of May 20, 2011 and are included in the company's DSD operating segment. The acquisition facilitated our expansion into new geographic markets and increased our manufacturing capacity. In addition, the *Tastykake* brand increased our position in the branded snack cake category.

The aggregate purchase price was $172.1 million, including the payoff of certain indebtedness, Tasty transaction expenses and change in control payments. The change in control payments have been accrued because they were not paid at closing. The acquisition was completed through a short-form merger following the company's tender offer through a wholly owned subsidiary for all of the outstanding shares of common stock of Tasty for $4.00 per share in cash, without interest and less any applicable withholding tax. Each share of Tasty not accepted for payment in the tender offer was converted pursuant to the acquisition into the right to receive $4.00 per share in cash as consideration, without interest and less any applicable withholding taxes.

The company incurred $6.2 million of acquisition-related costs during 2011. These expenses are included in selling, distribution and administrative expense in the company's consolidated statement of income.

The following table summarizes the consideration transferred to acquire Tasty and the amounts of identified assets acquired and liabilities assumed based on the estimated fair value at the acquisition date (amounts in thousands):

Fair value of consideration transferred:	
Total tender, acquisition consideration, debt cash payments and change in control payments	$172,109
Recognized amounts of identifiable assets acquired and liabilities assumed:	
Financial assets	$ 44,160
Inventories	7,830
Property, plant, and equipment	99,796
Identifiable intangible assets	51,419
Deferred income taxes	15,516
Financial liabilities	(66,189)
Net recognized amounts of identifiable assets acquired	$152,532
Goodwill	$ 19,577

The following table presents the allocation of the intangible assets subject to amortization (amounts in thousands, except for amortization years):

	Amount	Weighted average Amortization years
Trademarks	$36,409	40.0
Customer relationships	13,487	25.0
Distributor relationships	1,523	15.0
	$51,419	35.3

Goodwill of $19.6 million was allocated to the DSD segment. The primary reasons for the acquisition are to expand the company's footprint into the northeastern United States, distribute *Tastykake* products throughout our distribution network and *Nature's Own* products throughout the legacy Tasty markets. None of the intangible assets, including goodwill, are deductible for tax purposes.

The fair value of the assets acquired includes trade receivables of $17.3 million. The gross amount due is $20.2 million, of which $2.9 million is expected to be uncollectible.

Tasty contributed revenues of $127.2 million and income from operations of $3.0 million for fiscal 2011. The following unaudited pro forma consolidated results of operations have been prepared as if the acquisition of Tasty occurred at the beginning of fiscal 2010 (amounts in thousands, except per share data):

	For the 52 weeks ended	
	December 31, 2011	January 1, 2011
Sales:		
As reported	$2,773,356	$2,573,769
Pro forma	$2,866,650	$2,783,120
Net income:		
As reported	$ 123,428	$ 137,047
Pro forma	$ 122,837	$ 137,113
Basic net income per common share:		
As reported	$ 0.91	$ 1.00
Pro forma	$ 0.91	$ 1.00
Diluted net income per common share:		
As reported	$ 0.90	$ 0.99
Pro forma	$ 0.90	$ 0.99

These amounts have been calculated after applying the company's accounting policies and adjusting the results to reflect additional depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant, and equipment, and amortizable intangible assets have been applied. In addition, pro forma adjustments have been made for the interest incurred for financing the acquisition with our credit facility and to conform Tasty's revenue recognition policies to ours. The pro forma results also reflect adjustments for our acquisition costs of $6.2 million for fiscal 2011. Certain non-operating costs were removed from the Tasty results in the 2010 pro forma net income. Taxes have also been adjusted for the effect of the items discussed. These pro forma results of operations have been prepared for comparative purposes only, and they do not purport to be indicative of the results of operations that actually would have resulted had the acquisition occurred on the date indicated or that may result in the future.

On October 17, 2009, the company acquired 100% of the outstanding shares of capital stock of Leo's Foods, Inc. ("Leo's"). Leo's operates one tortilla facility in Ft. Worth, Texas and makes an extensive line of flour and corn tortillas and tortilla chips that are sold to foodservice and institutional customers nationwide. This acquisition is recorded in the company's warehouse delivery segment and resulted in goodwill of $2.6 million, none of which is deductible for tax purposes.

On May 15, 2009, the company acquired substantially all the assets of a bakery mix operation in Cedar Rapids, Iowa. Based on the purchase price allocation, the fair value of the identifiable assets acquired and liabilities assumed exceeded the fair value of the consideration paid. As a result, we recognized a gain of $3.0 million in the second quarter of fiscal 2009, which is included in the line item "Gain on acquisition" to derive income from operations in the consolidated statement of income for the fifty-two weeks ended January 2, 2010. We believe the gain on acquisition resulted from the seller's strategic intent to exit a non-core business operation. This acquisition is recorded in the company's warehouse delivery segment.

Note 8. Derivative Financial Instruments

The company measures the fair value of its derivative portfolio using the fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal market for that asset or liability. These measurements are classified into a hierarchy by the inputs used to perform the fair value calculation as follows:

Level 1: Fair value based on unadjusted quoted prices for identical assets or liabilities in active markets

Level 2: Modeled fair value with model inputs that are all observable market values

Level 3: Modeled fair value with at least one model input that is not an observable market value

Commodity Price Risk

The company enters into commodity derivatives, designated as cash-flow hedges of existing or future exposure to changes in commodity prices. The company's primary raw materials are flour, sweeteners and shortening, along with pulp, paper and petroleum-based packaging products. Natural gas, which is used as oven fuel, is also an important commodity used for production.

As of December 31, 2011, the company's commodity hedge portfolio contained derivatives with a fair value of $(5.7) million, which is recorded in the following accounts with fair values measured as indicated (amounts in millions):

	Level 1	Level 2	Level 3	Total
Assets:				
Other long-term	$ 0.1	$ —	$—	$ 0.1
Total	0.1	—	—	0.1
Liabilities:				
Other current	(2.6)	(2.9)	—	(5.5)
Other long-term	—	(0.3)	—	(0.3)
Total	(2.6)	(3.2)	—	(5.8)
Net Fair Value	$(2.5)	$(3.2)	$—	$(5.7)

As of January 1, 2011, the company's commodity hedge portfolio contained derivatives with a fair value of $20.0 million, which is recorded in the following accounts with fair values measured as indicated (amounts in millions):

	Level 1	Level 2	Level 3	Total
Assets:				
Other current	$22.4	$ —	$—	$22.4
Total	22.4	—	—	22.4
Liabilities:				
Other current	—	(2.0)	—	(2.0)
Other long-term	—	(0.4)	—	(0.4)
Total	—	(2.4)	—	(2.4)
Net Fair Value	$22.4	$(2.4)	$—	$20.0

The positions held in the portfolio are used to hedge economic exposure to changes in various raw material and production input prices and effectively fix the price, or limit increases in prices, for a period of time extending into fiscal 2013. These instruments are designated as cash-flow hedges. The effective portion of changes in fair value for these derivatives is recorded each period in other comprehensive income (loss), and any ineffective portion of the change in fair value is recorded to current period earnings in selling, distribution and administrative expenses. All of our commodity derivatives at December 31, 2011 qualified for hedge accounting. During fiscal years 2011, 2010 and 2009 there was no material income or expense recorded due to ineffectiveness in current earnings due to changes in fair value of these instruments.

Interest Rate Risk

The company entered into interest rate swaps with initial notional amounts of $85.0 million and $65.0 million, respectively, to fix the interest rate on the $150.0 million variable rate term loan entered into on August 1, 2008.

The interest rate swap agreements result in the company paying or receiving the difference between the fixed and floating rates at specified intervals calculated based on the notional amount. The interest rate differential to be paid or received is recorded as interest expense. These swap transactions are designated as cash-flow hedges. Accordingly, the effective portion of changes in the fair value of the swaps is recorded each period in other comprehensive income. Any ineffective portions of changes in fair value are recorded to current period earnings in selling, distribution and administrative expenses.

As of December 31, 2011, the fair value of the interest rate swaps was $(3.4) million, which is recorded in the following accounts with fair values measured as indicated (amounts in millions):

	Level 1	Level 2	Level 3	Total
Liabilities:				
Other current	$—	$(2.6)	$—	$(2.6)
Other long-term	—	(0.8)	—	(0.8)
Total	—	(3.4)	—	(3.4)
Net Fair Value	$—	$(3.4)	$—	$(3.4)

As of January 1, 2011, the fair value of the interest rate swaps was $(6.5) million, which is recorded in the following accounts with fair values measured as indicated (amounts in millions):

	Level 1	Level 2	Level 3	Total
Liabilities:				
Other current	$—	$(3.8)	$—	$(3.8)
Other long-term	—	(2.7)	—	(2.7)
Total	—	(6.5)	—	(6.5)
Net Fair Value	$—	$(6.5)	$—	$(6.5)

During 2011, 2010 and 2009, interest expense of $4.0 million, $4.6 million and $5.2 million, respectively, was recognized due to periodic settlements of the swaps.

The company had the following derivative instruments recorded on the consolidated balance sheet, all of which are utilized for the risk management purposes detailed above (amounts in thousands):

Derivatives Designated as Hedging Instruments	Derivative Assets				Derivative Liabilities			
	December 31, 2011		January 1, 2011		December 31, 2011		January 1, 2011	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest rate contracts	—	$—	—	$ —	Other current liabilities	$2,639	Other current liabilities	$3,789
Interest rate contracts	—	—	—	—	Other long term liabilities	765	Other long term liabilities	2,684
Commodity contracts	Other current assets	—	Other current assets	22,380	Other current liabilities	5,439	Other current liabilities	2,032
Commodity contracts	Other long term assets	61	Other long term assets	—	Other long term liabilities	278	Other long term liabilities	371
Total		$61		$22,380		$9,121		$8,876

The company had the following derivative instruments for deferred gains and (losses) on closed contracts and the effective portion for changes in fair value recorded in accumulated other comprehensive income ("AOCI"), all of which are utilized for the risk management purposes detailed above (amounts in thousands and net of tax):

Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)(Net of tax)		
	For the 52 Weeks Ended December 31, 2011	For the 52 Weeks Ended January 1, 2011	For the 52 Weeks Ended January 2, 2010
Interest rate contracts	$ (547)	$ (2,684)	$ (1,512)
Commodity contracts	(17,304)	30,384	(11,491)
Total	$(17,851)	$27,700	$(13,003)

Derivatives in Cash Flow Hedging Relationships	Amount of (Gain) or Loss Reclassified from Accumulated OCI into Income (Effective Portion)(Net of tax)			Location of (Gain) or Loss Reclassified from AOCI into Income (Effective Portion)
	For the 52 Weeks Ended December 31, 2011	For the 52 Weeks Ended January 1, 2011	For the 52 Weeks Ended January 2, 2010	
Interest rate contracts	$ 2,431	$2,857	$ 3,182	Interest expense (income)
Commodity contracts	—	—	(1,475)	Selling, distribution and administrative expenses
Commodity contracts	(23,393)	5,212	40,236	Production costs(1)
Total	$(20,962)	$8,069	$41,943	

1. Included in Materials, supplies, labor and other production costs (exclusive of depreciation and amortization shown separately).

Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing, Net of tax)			Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing, Net of tax)
	For the 52 Weeks Ended December 31, 2011	For the 52 Weeks Ended January 1, 2011	For the 52 Weeks Ended January 2, 2010	
Interest rate contracts	$—	$—	$ —	Selling, distribution and administrative expenses
Commodity contracts	—	—	(698)	Selling, distribution and administrative expenses
Total	$—	$—	$(698)	

The balance in accumulated other comprehensive loss (income) related to commodity price risk and interest rate risk derivative transactions that are closed or will expire over the next three years are as follows (amounts in millions and net of tax) at December 31, 2011:

	Commodity price risk derivatives	Interest rate risk derivatives	Totals
Closed contracts	$ 9.4	$(0.0)	$ 9.4
Expiring in 2012	3.3	1.6	4.9
Expiring in 2013	0.1	0.5	0.6
Total	$12.8	$ 2.1	$14.9

The company routinely transfers amounts from other comprehensive income ("OCI") to earnings as transactions for which cash flow hedges were held occur. Significant situations which do not routinely occur that could cause transfers from OCI to earnings are as follows: (i) an event that causes a hedge to be suddenly ineffective and significant enough that hedge accounting must be discontinued and (ii) cancellation of a forecasted transaction for which a derivative was held as a hedge or a significant and material reduction in volume used of a hedged ingredient such that the company is overhedged and must discontinue hedge accounting. During 2011 and 2010 there were no discontinued hedge positions.

As of December 31, 2011, the company had entered into the following financial contracts to hedge commodity and interest rate risk:

Derivatives in Cash Flow Hedging Relationships	Notional amount (Millions)
Interest rate contracts	$ 90.0
Wheat contracts	80.3
Soybean oil contracts	22.7
Natural gas contracts	8.8
Total	$201.8

The company's derivative instruments contained no credit-risk-related contingent features at December 31, 2011. As of December 31, 2011, the company had $11.8 million recorded in other current assets, and on January 1, 2011, the company had $11.5 million recorded in other accrued liabilities representing collateral from or with counterparties for hedged positions.

Note 9. Other Current Assets

Other current assets consist of:

	December 31, 2011	January 1, 2011
	(Amounts in thousands)	
Prepaid assets	$13,028	$11,139
Collateral to counterparties for derivative positions	11,842	—
Fair value of derivative instruments	—	22,380
Income taxes receivable	9,852	7,622
Other	478	783
Total	$35,200	$41,924

Note 10. Other Accrued Liabilities

Other accrued liabilities consist of:

	December 31, 2011	January 1, 2011
	(Amounts in thousands)	
Employee compensation	$ 55,910	$ 50,015
Fair value of derivative instruments	8,078	5,821
Insurance	20,125	20,036
Collateral from counterparties for derivative positions	—	11,524
Other	26,400	24,876
Total	$110,513	$112,272

Note 11. Debt, Lease and Other Commitments

Long-term debt consisted of the following at December 31, 2011 and January 1, 2011:

	Interest Rate at December 31, 2011	Final Maturity	December 31, 2011	January 1, 2011
			(Amounts in thousands)	
Unsecured credit facility	2.09%	2016	$225,000	$ —
Unsecured term loan	5.25%	2013	90,000	114,375
Capital lease obligations	5.09%	2016	9,272	10,541
Other notes payable	5.62%	2014	1,902	2,386
			326,174	127,302
Due within one year			42,768	28,432
Due after one year			$283,406	$ 98,870

On May 20, 2011, the company amended and restated its credit facility (the "new credit facility"), which had been previously amended on October 5, 2007 (the "former credit facility"). The new credit facility is a five-year, $500.0 million senior unsecured revolving loan facility with two, one-year extension options. Further, the company may request to increase its borrowings under the new credit facility up to an aggregate of $700.0 million upon the satisfaction of certain conditions. Proceeds from the new credit facility may be used for working capital and general corporate purposes, including capital expenditures, acquisition financing, refinancing of indebtedness, dividends and share repurchases. The new credit facility includes certain customary restrictions, which, among other things, require maintenance of financial covenants and limit encumbrance of assets and creation of indebtedness. Restrictive financial covenants include such ratios as a minimum interest coverage ratio and a maximum leverage ratio.

Interest on the new credit facility is due quarterly in arrears on any outstanding borrowings at a customary Eurodollar rate or the base rate plus applicable margin. The underlying rate is defined as rates offered in the interbank Eurodollar market, or the higher of the prime lending rate or the federal funds rate plus 0.50%, with a floor rate defined by the one-month interbank Eurodollar market rate plus 1.00%. The applicable margin ranges from 0.30% to 1.25% for base rate loans and from 1.30% to 2.25% for Eurodollar loans. In addition, a facility fee ranging from 0.20% to 0.50% is due quarterly on all commitments under the credit facility. Both the interest margin and the facility fee are based on the company's leverage ratio. The company paid additional financing costs of $2.0 million in connection with the amendment of the credit facility, which, in addition to the remaining balance of the original $1.0 million in financing costs, is being amortized over the life of the new credit facility. The company recognized financing costs of $0.1 million related to the former credit facility at the time of the amendment for the new credit facility. There were $225.0 million in outstanding borrowings under the new credit facility at December 31, 2011, approximately $166.7 million of which was utilized for the Tasty acquisition.

The former credit facility was a five-year, $250.0 million senior unsecured revolving loan facility, which would have expired October 5, 2012. Under the former credit facility, interest was due quarterly in arrears on any outstanding borrowings at a customary Eurodollar rate or the base rate plus the applicable margin. The underlying rate was defined as rates offered in the interbank Eurodollar market or the higher of the prime lending rate or federal funds rate plus 0.5%. The applicable margin ranged from 0.0% to 0.30% for base rate loans and from 0.40% to 1.275% for Eurodollar loans. In addition, a facility fee ranging from 0.10% to 0.35% was due quarterly on all commitments under the credit facility. Both the interest margin and the facility fee were based on the company's leverage ratio. Financial covenants and other restrictions under the former credit facility were similar to those under the new credit facility, with the exception of the maximum leverage ratio. There were no outstanding borrowings under the former credit facility at January 1, 2011.

As of December 31, 2011 and January 1, 2011, the company was in compliance with all restrictive financial covenants under its former and new credit facilities.

On May 20, 2011, the company amended its credit agreement entered on August 1, 2008 (the "term loan"), to conform the terms to the new credit facility. The term loan provides for an amortizing $150.0 million of borrowings through the maturity date of August 1, 2013. The term loan includes certain customary restrictions, which, among other things, require maintenance of financial covenants and limit encumbrance of assets and creation of indebtedness. Restrictive financial covenants include such ratios as a minimum interest coverage ratio and a maximum leverage ratio. As of December 31, 2011 and January 1, 2011, the company was in compliance with all restrictive financial covenants under the term loan.

Interest on the term loan is due quarterly in arrears on outstanding borrowings at a customary Eurodollar rate or the base rate plus applicable margin. The underlying rate is defined as the rate offered in the interbank Eurodollar market or the higher of the prime lending rate or federal funds rate plus 0.5%. The applicable margin ranges from 0.0% to 1.375% for base rate loans and from 0.875% to 2.375% for Eurodollar loans and is based on the company's leverage ratio. Principal payments began on December 31, 2008 and are due quarterly under the term loan at an annual amortization of 10% of the principal balance for each of the first two years, 15% during the third year, 20% during the fourth year, and 45% during the fifth year. The company paid additional financing costs of $0.1 million in connection with the amendment of the term loan, which, in addition to the remaining balance of the original $0.8 million in financing costs, is being amortized over the remaining life of the term loan.

Book overdrafts occur when checks have been issued but have not been presented to the bank for payment. Certain of our banks allow us to delay funding of issued checks until the checks are presented for payment. A delay in funding results in a temporary source of financing from the bank. The activity related to book overdrafts is shown as a financing activity in our consolidated statements of cash flows. Book overdrafts are included in other current liabilities on our consolidated balance sheets. As of December 31, 2011 and January 1, 2011, the book overdraft balance was $10.2 million and $9.7 million, respectively.

In the past we provided third party guarantees for certain truck leases. This is not the company's policy today. The company has guaranteed, through their respective terms in older arrangements, approximately $0.3 million and $0.6 million in leases at December 31, 2011 and January 1, 2011, respectively, that certain independent distributors have entered into with third party financial institutions related to distribution vehicle financing. In the ordinary course of business, when an independent distributor terminates his or her relationship with the company, the company, although not legally obligated, generally operates the territory until it is resold. The company uses the former independent distributor's vehicle to operate these territories and makes the lease payments to the third party financial institution in place of the former distributor. These payments are recorded as selling, distribution and administrative expenses and amounted to $4.7 million, $3.7 million and $2.6 million for fiscal years 2011, 2010 and 2009, respectively. Assuming the company does not resell the territories to new independent distributors, the maximum obligation for the vehicles being used by the company at December 31, 2011 and January 1, 2011, was approximately $8.7 million and $8.0 million, respectively. The company does not anticipate operating these territories over the life of the lease as it intends to resell these territories to new independent distributors. Therefore, no liability is recorded on the consolidated balance sheets at December 31, 2011 and January 1, 2011 related to this potential obligation.

The company also had standby letters of credit ("LOCs") outstanding of $14.7 million and $4.8 million at December 31, 2011 and January 1, 2011, respectively, which reduce the availability of funds under the credit facility. The outstanding LOCs are for the benefit of certain insurance companies. None of the LOCs are recorded as a liability on the consolidated balance sheets.

Assets recorded under capital lease agreements included in property, plant and equipment consist of buildings, machinery and equipment and transportation equipment.

Aggregate maturities of debt outstanding, including capital leases, as of December 31, 2011, are as follows (amounts in thousands):

2012	$ 42,768
2013	54,399
2014	2,964
2015	584
2016	225,459
2017 and thereafter	—
Total	$326,174

Leases

The company leases certain property and equipment under various operating and capital lease arrangements that expire over the next 24 years. The property and equipment includes distribution facilities and thrift store locations and equipment including production, sales and distribution and office equipment. Initial lease terms range from two to 26 years. Many of the operating leases provide the company with the option, after the initial lease term, either to purchase the property at the then fair value or renew its lease at fair value rents for periods from one month to ten years. Rent escalations vary in these leases, from no escalation over the initial lease term, to escalations linked to changes in economic variables such as the Consumer Price Index. Rental expense is recognized on a straight-line basis unless another basis is more representative of the time pattern for the leased equipment, in which case that basis is used. The capital leases are primarily used for distribution vehicle financing. Future minimum lease payments under scheduled leases that have initial or remaining non-cancelable terms in excess of one year are as follows:

	Capital Leases	Operating Leases
	(Amounts in thousands)	
2012	$3,287	$ 46,163
2013	2,776	41,081
2014	2,847	35,406
2015	605	29,786
2016	467	25,247
2017 and thereafter	—	302,156
Total minimum payments	9,982	$479,839
Amount representing interest	710	
Obligations under capital leases	9,272	
Obligations due within one year	2,925	
Long-term obligations under capital leases	$6,347	

Rent expense for all operating leases amounted to $70.2 million for fiscal 2011, $62.9 million for fiscal 2010 and $59.3 million for fiscal 2009.

In September 2007, the company entered into a Master Agency Agreement and a Master Lease (collectively, the "Master Lease") representing a $50.0 million commitment to lease certain distribution facilities. On August 22, 2008, the company added an additional $50.0 million to the commitment. Pursuant to terms of the Master Lease, on behalf of the lessor, the company may either develop distribution facilities or sell and lease-back existing owned distribution facilities of the company. The facilities will be leased by the lessor to wholly-owned subsidiaries of the company under one or more operating leases. The leases each have a term of 22 years following the completion of either the construction period or completion of the sale and lease-back. The company has granted certain rights and remedies to the lessor in the event of certain defaults, including the right to terminate the lease, to bring suit to collect damages, and to cause the company to purchase the facilities. The Master Lease does not include financial covenants. During fiscal years 2011, 2010 and 2009, the company did not enter into any additional operating lease commitments under the Master Lease.

Deferred Compensation

The Executive Deferred Compensation Plan ("EDCP") consists of unsecured general obligations of the company to pay the deferred compensation of, and our contributions to, participants in the EDCP. The obligations will rank equally with our other unsecured and unsubordinated indebtedness payable from the company's general assets.

The company's directors and certain key members of management are eligible to participate in the EDCP. Directors may elect to defer all or any portion of their annual retainer fee and meeting fees. Deferral elections by directors must be made prior to the beginning of each year and are thereafter irrevocable. Eligible employees may elect to defer up to 75% of their base salaries, and up to 100% of any cash bonuses and other compensation. Deferral elections by eligible executives must be made prior to the beginning of each year and are thereafter irrevocable during that year. The portion of the participant's compensation that is deferred depends on the participant's election in effect with respect to his or her elective contributions under the EDCP. The amount outstanding at December 31, 2011 and January 1, 2011 was $10.2 million and $8.6 million, respectively.

During the fourth quarter of fiscal 2008, participants in the company's EDCP were offered a one-time option to convert all or a portion of their cash balance in their EDCP account to company common stock to be received at a time designated by the participant. Several employees and non-employee directors of the company converted the outstanding cash balances in their respective EDCP accounts to an account that tracks the company's common stock and that will be distributed in the future. As part of the arrangement, the company no longer has any future cash obligations to the individuals for the amount converted. The individuals will receive shares equal to the dollar amount of their election divided by the company's common stock price on January 2, 2009. A total of approximately 47,500 deferred shares will be issued throughout the election dates chosen. As part of the election, the individuals can choose to receive the shares on either a specific date, equally up to 60 quarters, or at separation from service from the company. This non-cash transaction reduced other long-term liabilities and increased additional paid in capital by $0.1 million during fiscal 2009.

Guarantees and Indemnification Obligations

The company has provided various representations, warranties and other standard indemnifications in various agreements with customers, suppliers and other parties as well as in agreements to sell business assets or lease facilities. In general, these provisions indemnify the counterparty for matters such as breaches of representations and warranties, certain environmental conditions and tax matters, and, in the context of sales of business assets, any liabilities arising prior to the closing of the transactions. Non-performance under a contract could trigger an obligation of the company. The ultimate effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to the final outcome of any potential claims.

No material guarantees or indemnifications have been entered into by the company through December 31, 2011.

Note 12. Variable Interest Entity

The company maintains a transportation agreement with an entity that transports a significant portion of the company's fresh bakery products from the company's production facilities to outlying distribution centers. The company represents a significant portion of the entity's revenue. This entity qualifies as a variable interest entity ("VIE"). Under previous accounting guidance, we consolidated the VIE in our consolidated financial statements from the first quarter of 2004 through the fourth quarter of 2009 because during that time the company was considered to be the primary beneficiary. Under the revised principles, which became effective at the beginning of our fiscal 2010, we determined that the company is no longer the primary beneficiary and we deconsolidated the VIE in our financial statements. The VIE has collateral that is sufficient to meet its capital lease and other debt obligations and the owner of the VIE personally guarantees the obligations of the VIE. The VIE's creditors have no recourse against the general credit of the company.

The company has no exposure to gains or losses of the VIE in reporting its net income. In addition, the company does not have explicit or implied power over any of the significant activities to operate the VIE. The primary beneficiary of the VIE realizes the economic benefits and losses incurred and has the power to direct most of the significant activities. The VIE is permitted to pass along increases in their costs, with company approval, at a capped increase of 2% per year. The company and the VIE also agree on a rebate paid or credited to the company depending on the profitability of the VIE in the preceding year. We do not guarantee the VIE's specific returns or performance benchmarks. In addition, if a manufacturing facility closes or there is a loss of market share causing the VIE to have to move their equipment the company will make an effort to move the equipment to another manufacturing facility. If the company is unable to do so, we will reimburse the VIE for any losses incurred in the disposal of the equipment and will pay the cost to transfer the equipment. The company's maximum loss exposure for the truck disposals is the difference in the estimated fair value of the trucks from the book value.

As part of the deconsolidation of the VIE, the company concluded that certain of the trucks and trailers the VIE uses for distributing our products from the manufacturing facilities to the distribution centers qualify as right to use leases. As of December 31, 2011 and January 1, 2011, there was $7.9 million and $9.7 million, respectively, in net property, plant and equipment and capital lease obligations associated with the right to use leases.

As part of the Tasty acquisition the incorporated independent distributors ("IDs") who deliver *Tastykake* products also qualify as VIEs. The IDs qualify as VIEs primarily because Tasty (and now the company) finances the routes, which creates variability to the company from various economic and pecuniary benefits. However, the company is not considered to be the primary beneficiary of the VIEs because the company does not (i) have the ability to direct the significant activities of the VIEs that would affect their ability to operate their respective distributor territories and (ii) provide any implicit or explicit guarantees or other financial support to the VIEs, other than the financing described above, for specific return or performance benchmarks. The company's maximum exposure related to the distributor route notes receivable of these VIEs is less than 10% of the total distributor route notes receivable for the consolidated company. The independent distributors who deliver our products that are formed as sole proprietorships are excluded from this analysis.

Following is the effect of the VIE during fiscal year 2009 that was deconsolidated at the beginning of fiscal 2010 as discussed above:

	Fiscal 2009	
	VIE	% of Total
	(Dollars in thousands)	
Assets	$39,606	2.9%
Sales	$12,370	0.5%
Income before income taxes	$ 3,415	1.6%

As of January 2, 2010, the assets consisted primarily of $27.5 million of transportation equipment recorded as capital lease obligations.

Note 13. Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable and short-term debt approximates fair value because of the short-term maturity of the instruments. Notes receivable are entered into in connection with the purchase of distributors' territories by independent distributors. These notes receivable are recorded in the consolidated balance sheet at carrying value which represents the closest approximation of fair value. In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As a result, the appropriate interest rate that should be used to estimate the fair value of the distributor notes is the prevailing market rate at which similar loans would be made to distributors with similar credit ratings and for the same maturities. However, the company finances approximately 4,250 independent distributors all with varied financial histories and credit risks. Considering the diversity of credit risks among the independent distributors, the company has no method to accurately determine a market interest rate to apply to the notes. The territories are generally financed for up to ten years and the distributor notes are collateralized by the independent distributors' territories. The Tasty sales distribution routes are primarily owned by independent sales distributors that purchased the exclusive right to sell and distribute *Tastykake* products in defined geographical territories. The company maintains a wholly-owned subsidiary to assist in financing route purchase activities if requested by new independent sales distributors, using the route and certain associated assets as collateral. These notes receivable earn interest based on Treasury or LIBOR yields plus a spread. The fair value of the company's long-term debt at December 31, 2011 approximates the recorded value.

For fair value disclosure information about our derivative assets and liabilities see Note 8, *Derivative Financial Instruments*. For fair value disclosure information about our pension plan net assets see Note 18, *Postretirement Plans*.

At December 31, 2011 and January 1, 2011, respectively, the carrying value of the distributor notes was as follows (amounts in thousands):

	December 31, 2011	January 1, 2011
Distributor notes receivable	$117,058	$105,396
Current portion of distributor notes receivable recorded in accounts and notes receivable, net	14,736	12,536
Long-term portion of distributor notes receivable	$102,322	$ 92,860

At December 31, 2011 and January 1, 2011, the company has evaluated the collectability of the distributor notes and determined that a reserve is not necessary. Payments on these distributor notes are collected by the company weekly in conjunction with the distributor settlement process.

Note 14. Stockholders' Equity

Flowers Foods' articles of incorporation provide that its authorized capital consist of 500,000,000 shares of common stock having a par value of $0.001 per share and 1,000,000 shares of preferred stock. The preferred stock of which (a) 100,000 shares have been designated by the Board of Directors as Series A Junior Participating Preferred Stock, having a par value per share of $100 and (b) 900,000 shares of preferred stock, having a par value per share of $0.01, has not been designated by the Board of Directors. No shares of preferred stock have been issued by Flowers Foods.

Common Stock

The holders of Flowers Foods common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to preferential rights of any issued and outstanding preferred stock, including the Series A Preferred Stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors of the company out of funds legally available. In the event of a liquidation, dissolution or winding-up of the company, holders of common stock are entitled to share ratably in all assets of the company, if any, remaining after payment of liabilities and the liquidation preferences of any issued and outstanding preferred stock, including the Series A Preferred Stock. Holders of common stock have no preemptive rights, no cumulative voting rights and no rights to convert their shares of common stock into any other securities of the company or any other person.

Preferred Stock

The Board of Directors has the authority to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the designations, relative powers, preferences, rights, qualifications, limitations and restrictions of all shares of each such series, including without limitation, dividend rates, conversion rights, voting rights, redemption and sinking fund provisions, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the holders of Flowers Foods common stock. Although the Board of Directors does not presently intend to do so, it could issue shares of preferred stock, with rights that could adversely affect the voting power and other rights of holders of Flowers Foods common stock without obtaining the approval of Flowers Foods shareholders. In addition, the issuance of preferred shares could delay or prevent a change in control of Flowers Foods without further action by its shareholders.

Stock Repurchase Plan

Our Board of Directors has approved a plan that authorized stock repurchases of up to 45.0 million shares of the company's common stock. Under the plan, the company may repurchase its common stock in open market or privately negotiated transactions at such times and at such prices as determined to be in the company's best interest. The company repurchases its common stock primarily for issuance under the company's stock compensation plans and to fund possible future acquisitions. These purchases may be commenced or suspended without prior notice depending on the then-existing business or market conditions and other factors. As of December 31, 2011, 37.8 million shares at a cost of $430.8 million have been purchased under this plan. Included in these amounts are 1.5 million shares at a cost of $26.6 million purchased during fiscal 2011.

Dividends

During fiscal years 2011, 2010 and 2009, the company paid dividends of $79.1 million, or $0.583 per share, $70.9 million, or $0.517 per share, and $62.2 million, or $0.450 per share, respectively.

Stock split.

On May 25, 2011, the board of directors declared a 3-for-2 stock split of the company's common stock. The record date for the split was June 10, 2011, and new shares were issued on June 24, 2011. All share and per share information has been restated for all prior periods presented giving retroactive effect to the stock split. The company revised certain historical amounts when it recorded the 3-for-2 stock split. The amounts were immaterial and reclassified within stockholders' equity between par value and capital in excess of par.

Note 15. Stock-Based Compensation

Flowers Foods' 2001 Equity and Performance Incentive Plan, as amended and restated as of April 1, 2009 ("EPIP"), authorizes the compensation committee of the Board of Directors to make awards of options to purchase our common stock, restricted stock, performance stock and units and deferred stock. The company's officers, key employees and non-employee directors (whose grants are generally approved by the full Board of Directors) are eligible to receive awards under the EPIP. The aggregate number of shares that may be issued or transferred under the EPIP is 27,937,500 shares. Over the life of the EPIP, the company has only issued options, restricted stock and deferred stock. The following is a summary of stock options, restricted stock, and deferred stock outstanding under the EPIP. Information relating to the company's stock appreciation rights which are not issued under the EPIP is also disclosed below.

Stock Options

The following non-qualified stock options ("NQSOs") have been granted under the EPIP since fiscal 2009. The Black-Scholes option-pricing model was used to estimate the grant date fair value (amounts in thousands, except price data and as indicated):

Grant date	2/10/2011	2/9/2010	2/9/2009
Shares granted	2,142	1,703	1,490
Exercise price($)	16.31	16.67	15.89
Vesting date	2/10/2014	2/9/2013	2/9/2012
Fair value per share($)	3.47	3.69	3.91
Dividend yield(%)(1)	3.00	3.00	2.20
Expected volatility(%)(2)	29.20	30.60	31.80
Risk-free interest rate(%)(3)	2.44	2.35	2.00
Expected option life (years)(4)	5.00	5.00	5.00
Outstanding at December 31, 2011	2,114	1,654	1,447

1. Dividend yield — estimated yield based on the historical dividend payment for the four most recent dividend payments prior to the grant date.
2. Expected volatility — based on historical volatility over the expected term using daily stock prices.
3. Risk-free interest rate — United States Treasury Constant Maturity rates as of the grant date over the expected term.
4. Expected option life — The 2011, 2010 and 2009 grant assumptions are based on the simplified formula determined in accordance with Staff Accounting Bulletin No. 110, as the company does not have sufficient historical exercise behavior data to reasonably estimate the expected option life.

The stock option activity for fiscal years 2011, 2010 and 2009 pursuant to the EPIP is set forth below:

	Fiscal 2011		Fiscal 2010		Fiscal 2009	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
	(Amounts in thousands, except price data)					
Outstanding at beginning of year	6,547	$14.66	5,602	$13.56	4,463	$12.31
Granted	2,142	$16.31	1,703	$16.67	1,490	$15.89
Exercised	(1,165)	$11.10	(731)	$10.79	(348)	$ 7.36
Forfeitures	(101)	$16.30	(27)	$16.38	(3)	$12.45
Outstanding at end of year	7,423	$15.67	6,547	$14.66	5,602	$13.56
Exercisable at end of year	2,258		2,109		1,604	
Weighted average fair value of options granted during the year	$ 3.47		$ 3.69		$ 3.91	

As of December 31, 2011, options outstanding under the EPIP had an average exercise price of $15.67, a weighted average remaining contractual life of 4.37 years, and an aggregate intrinsic value of $24.5 million.

As of December 31, 2011, there was $5.4 million of total unrecognized compensation expense related to nonvested stock options. This cost is expected to be recognized on a straight-line basis over a weighted-average period of 1.70 years.

The cash received, the windfall tax benefits, and intrinsic value from stock option exercises for fiscal years 2011, 2010 and 2009 are set forth below (amounts in thousands):

	Fiscal 2011	Fiscal 2010	Fiscal 2009
Cash received from option exercises	$12,933	$7,884	$2,614
Cash tax windfall benefit, net	$ 3,037	$ 683	$ 909
Intrinsic value of stock options exercised	$11,632	$4,409	$2,948

Performance-Contingent Restricted Stock

Certain key employees have been granted performance-contingent restricted stock. The 2009 and 2010 awards generally vest two years from the date of grant (after filing of the company's Annual Report on Form 10-K) and the 2009 award performance condition required the "return on invested capital" to exceed the "weighted average cost of capital" by 2.5% (the "ROI Target") over the two fiscal years immediately preceding the vesting date. The 2010 and 2011 awards require the ROI Target to be 3.75% over the two fiscal years immediately preceding the vesting date. If the ROI Target is not met the awards are forfeited. Furthermore, each grant of performance-contingent restricted stock will be adjusted as set forth below:

- If the ROI Target is satisfied, then the performance-contingent restricted stock grant may be adjusted based on the company's total return to shareholders ("Company TSR") percent rank as compared to the total return to shareholders of the S&P Packaged Food & Meat Index ("S&P TSR") in the manner set forth below:
    - If the Company TSR rank is equal to the 50th percentile of the S&P TSR, then no adjustment;
    - If the Company TSR rank is less than the 50th percentile of the S&P TSR, the grant shall be reduced by 1.3% for each percentile below the 50th percentile that the Company TSR is less than the 50th percentile of S&P TSR, but in no event shall such reduction exceed 20%; or
    - If the Company TSR rank is greater than the 50th percentile of the S&P TSR, the grant shall be increased by 1.3% for each percentile above the 50th percentile that Company TSR is greater than the 50th percentile of S&P TSR, but in no event shall such increase exceed 20%.

In connection with the vesting during February 2011 of the performance-contingent restricted stock granted in February 2009, during the applicable measurement period, the Company TSR rank was less than the 50th percentile and the grant was reduced by 20% of the award or 60,240 common shares. A total of 241,680 common shares were issued to plan participants for this award. Because the company achieved the ROI Target, the cost of the award was not reversed. The award that vested during February 2010 was increased by 20% or 62,985 common shares because the company exceeded the S&P TSR by the maximum amount. A total of 377,910 common shares were issued to plan participants for this award.

The performance-contingent restricted stock generally vests immediately if the grantee dies or becomes disabled. However, upon retirement at age 65 or later, the grantee will receive a pro-rata number of shares through the grantee's retirement date at the normal vesting date. In addition, the performance-contingent restricted stock will immediately vest at the grant date award level without adjustment if the company undergoes a change in control. During the vesting period, the grantee is treated as a normal shareholder with respect to voting rights on the performance-contingent shares issued after February 2009. Dividends declared during the vesting period will accrue and will be paid at vesting for the shares that ultimately vest but will not exceed 100% of the award. The fair value estimate was determined using a *Monte Carlo* simulation model, which utilizes multiple input variables to determine the probability of the company achieving the market condition discussed above. Inputs into the model included the following for the company and comparator companies: (i) total stockholder return from the beginning of the performance cycle through the measurement date; (ii) volatility; (iii) risk-free interest rates; and (iv) the correlation of the comparator companies' total stockholder returns. The inputs are based on historical capital market data.

Grant date	2/10/2011	2/9/2010	2/9/2009
Shares granted	324	268	306
Vesting date	2/10/2013	2/9/2012	2/9/2011
Fair value per share	$ 15.93	$ 17.59	$ 16.64

The performance-contingent restricted stock activity for fiscal years 2011, 2010 and 2009 is set forth below:

	Fiscal 2011		Fiscal 2010		Fiscal 2009	
	Number of Shares	Weighted Average Fair Value	Number of Shares	Weighted Average Fair Value	Number of Shares	Weighted Average Fair Value
	(Amounts in thousands, except price data)					
Balance at beginning of year	568	$17.08	621	$17.34	648	$15.95
Initial grant	324	$15.93	268	$17.59	306	$16.64
Supplemental grant for exceeding the S&P TSR	—	—	63	$18.02	—	—
Vested	(242)	$16.64	(378)	$15.02	(333)	$13.99
Grant reduction for not achieving the S&P TSR	(60)	$16.64	—	$ —	—	$ —
Forfeitures	(14)	$16.82	(6)	$17.25	—	$ —
Balance at end of year	576	$16.67	568	$17.08	621	$17.34

As of December 31, 2011, there was $3.1 million of total unrecognized compensation cost related to nonvested restricted stock granted under the EPIP. That cost is expected to be recognized over a weighted-average period of 1.03 years. The fair value of performance-contingent restricted share awards that vested during fiscal 2011 was $3.4 million.

Deferred Stock

Pursuant to the EPIP, the company allows non-employee directors to convert their retainers into deferred stock. The deferred stock has a minimum two year vesting period and will be distributed to the individual (along with accumulated dividends) at a time designated by the individual at the date of conversion. During the first quarter of fiscal 2011 an aggregate of 25,440 shares were converted. The company records compensation expense for this deferred stock over the two-year minimum vesting period based on the closing price of the company's common stock on the date of conversion. During fiscal 2011 a total of 32,025 shares were exercised for non-employee director retainer conversions.

Pursuant to the EPIP, non-employee directors also receive annual grants of deferred stock. This deferred stock vests over one year from the grant date. During the second quarter of fiscal 2011, non-employee directors were granted an aggregate of 50,400 shares of deferred stock. The deferred stock will be distributed (along with accumulated dividends) to the grantee at a time designated by the grantee at the date of grant. Compensation expense is recorded on this deferred stock over the one year minimum vesting period. During fiscal 2011 a total of 52,732 shares were exercised for deferred shares issued under the fiscal 2010 grant.

The deferred stock activity for fiscal years 2011, 2010, and 2009 is set forth below:

	Fiscal 2011		Fiscal 2010		Fiscal 2009	
	Number of Shares	Weighted Average Fair Value	Number of Shares	Weighted Average Fair Value	Number of Shares	Weighted Average Fair Value
	(Amounts in thousands, except price data)					
Balance at beginning of year	240	$15.11	195	$14.60	152	$15.53
Issued	76	$19.35	96	$15.41	72	$13.39
Exercised	(85)	$15.31	(51)	$13.71	(29)	$16.48
Balance at end of year	231	$16.43	240	$15.11	195	$14.60
Outstanding vested at end of year	128	$15.11	124	$15.00	104	$15.46
Outstanding unvested at end of year	103	$18.07	116	$15.23	91	$13.61
Shares vesting during the year	70	$15.73	71	$13.39	118	$15.83

As of December 31, 2011, there was $0.6 million of total unrecognized compensation cost related to deferred stock awards granted under the EPIP. This cost is expected to be recognized over a weighted-average period of 0.62 years. The intrinsic value of deferred stock awards that vested during fiscal 2011 was $1.3 million.

Stock Appreciation Rights

Prior to 2007, the company allowed non-employee directors to convert their retainers and committee chairman fees into rights. These rights vest after one year and can be exercised over nine years. The company records compensation expense for these rights at the measurement date based on changes between the grant price and an estimated fair value of the rights using the *Black-Scholes* option-pricing model. The liability for these rights at December 31, 2011 and January 1, 2011 was $2.3 million and $4.2 million, respectively, and is recorded in other long-term liabilities. During the fiscal year ended January 2, 2010, the company paid out the accrued dividends for those rights granted after 2003. Future dividends on vested rights granted after 2003 are paid out at the time dividends are paid to other common shareholders.

The fair value of the rights at December 31, 2011 ranged from $7.07 to $18.14. The following assumptions were used to determine fair value of the rights discussed above using the *Black-Scholes* option-pricing model at December 31, 2011: dividend yield 3.0%; expected volatility 29.0%; risk-free interest rate 0.83%; and expected life of 0.45 years to 2.20 years.

The rights activity for fiscal years 2011, 2010, and 2009 is set forth below:

	Fiscal 2011	Fiscal 2010	Fiscal 2009
	(Amounts in thousands, except price data)		
Balance at beginning of year	348	348	348
Rights exercised	(161)	—	—
Balance at end of year	187	348	348
Weighted average — grant date fair value	$11.02	$7.42	$7.42

The following table summarizes the company's stock based compensation expense for fiscal years 2011, 2010 and 2009:

	Fiscal 2011	Fiscal 2010	Fiscal 2009
	(Amounts in thousands)		
Stock options	$ 6,803	$ 6,931	$ 5,070
Restricted stock	4,700	4,727	5,359
Stock appreciation rights	656	683	63
Deferred stock	1,479	1,337	1,363
Total stock based compensation	$13,638	$13,678	$11,855

Note 16. Accumulated Other Comprehensive Income (Loss)

The company had other comprehensive income (loss) resulting from its accounting for derivative financial instruments and its defined benefit pension plans and postretirement benefit plans. Total comprehensive income (loss), determined as net income adjusted by other comprehensive income (loss), was $45.1 million, $168.0 million and $167.9 million for fiscal years 2011, 2010 and 2009, respectively.

During fiscal years 2011, 2010 and 2009, changes to accumulated other comprehensive income (loss), net of income tax, were as follows:

	Fiscal 2011	Fiscal 2010	Fiscal 2009
	(Amounts in thousands)		
Accumulated other comprehensive (loss) income, beginning balance	$ (33,709)	$(64,672)	$(102,279)
Derivative instruments transactions:			
Net deferred (losses) gains on closed contracts, net of income tax of $(2,488), $8,103 and $(15,847), respectively	(3,974)	12,968	(25,314)
Reclassified to earnings (materials, labor and other production costs), net of income tax of $(13,123), $5,051 and $26,257, respectively	(20,962)	8,069	41,943
Effective portion of change in fair value of hedging instruments, net of income tax of $(8,687), $9,223 and $7,707, respectively	(13,877)	14,732	12,311
Pension and postretirement plans transactions:			
Prior service cost for the period, net of income tax of $0, $41 and $475	—	68	759
Net (loss) gain for the period, net of income tax of $(25,740), $(3,799) and $3,760, respectively	(41,117)	(6,070)	6,005
Amortization of actuarial loss, net of income tax of $1,099, $815 and $1,063, respectively	1,750	1,303	1,698
Amortization of prior service (credits) and costs, net of income tax of $(99), $(67) and $128, respectively	(158)	(107)	205
Accumulated other comprehensive loss, ending balance	$(112,047)	$(33,709)	$ (64,672)

Amounts reclassified out of accumulated other comprehensive loss to net income that relate to commodity contracts are presented as an adjustment to reconcile net income to net cash provided by operating activities on the Condensed Consolidated Statements of Cash Flows. See Note 8, *Derivative Financial Instruments*, for the details of the reclassified transactions.

The balance of accumulated other comprehensive income (loss) consists of the following:

	December 31, 2011	January 1, 2011
	(Amounts in thousands)	
Commodity derivatives designated as cash flow hedges	$ (12,825)	$ 27,872
Interest rate swaps designated as cash flow hedges	(2,083)	(3,967)
Pension and postretirement plan net actuarial loss	(97,648)	(58,281)
Pension and postretirement plan prior service credit	509	667
Total	$(112,047)	$(33,709)

Note 17. Earnings Per Share

On May 25, 2011, the board of directors declared a 3-for-2 stock split of the company's common stock. The record date for the split was June 10, 2011, and new shares were issued on June 24, 2011. All share and per share information has been restated for all prior periods presented giving retroactive effect to the stock split.

The following is a reconciliation of net income attributable to Flowers Foods, Inc. and weighted average shares for calculating basic and diluted earnings per common share for fiscal years 2011, 2010 and 2009 (amounts in thousands, except per share data):

	Fiscal 2011	Fiscal 2010	Fiscal 2009
Net income attributable to Flowers Foods, Inc.	$123,428	$137,047	$130,297
Basic Earnings Per Common Share:			
Weighted average shares outstanding for common stock	135,343	136,796	137,680
Weighted average shares outstanding for participating securities	44	333	620
Basic weighted average shares outstanding per common share	135,387	137,129	138,300
Basic earnings per common share attributable to Flowers Foods, Inc. common shareholders	$ 0.91	$ 1.00	$ 0.94
Diluted Earnings Per Common Share:			
Basic weighted average shares outstanding per common share	135,387	137,129	138,300
Add: Shares of common stock assumed issued upon exercise of stock options, vesting of performance-contingent restricted stock and deferred stock	1,494	1,033	800
Diluted weighted average shares outstanding per common share	136,881	138,162	139,100
Diluted earnings per common share attributable to Flowers Foods, Inc. common shareholders	$ 0.90	$ 0.99	$ 0.94

The following shares were not included in the computation of diluted earnings per share because their effect would have been anti-dilutive (amounts in thousands):

	Fiscal 2011	Fiscal 2010	Fiscal 2009
Shares excluded from the diluted earnings per share computation	—	1,693	2,762

Note 18. Postretirement Plans

For 2011, the company used a measurement date of December 31, 2011.

The following summarizes the company's balance sheet related pension and other postretirement benefit plan accounts at December 31, 2011 as compared to accounts at January 1, 2011:

	As of	
	December 31, 2011	January 1, 2011
	(Amounts in thousands)	
Current benefit liability	$ 1,335	$ 1,011
Noncurrent benefit liability	$155,263	$76,086
Accumulated other comprehensive loss, net of tax	$ 97,139	$57,614

The company acquired Tasty on May 20, 2011, at which time we assumed sponsorship of a qualified defined benefit plan and two non-qualified benefit plans. The purchase accounting liabilities were developed for these plans as of the acquisition date and the 2011 net periodic cost was measured for each plan for the portion of the fiscal year subsequent to the acquisition. The total unfunded liability at acquisition for these plans was $29.0 million. One of the Tasty nonqualified defined benefit plans was terminated and all benefit obligations of the plan were settled effective December 31, 2011. Settlement costs of $0.2 million were recognized during 2011 due to the plan termination.

Defined Benefit Plans

The company has trusteed, noncontributory defined benefit pension plans covering certain current and former employees. Benefits under most of the company's pension plans are frozen. The company continues to maintain a plan that covers a small number of certain union employees. The benefits in this plan are based on years of service and the employee's career earnings. The qualified plans are funded at amounts deductible for income tax purposes but not less than the minimum funding required by the Employee Retirement Income Security Act of 1974 ("ERISA") and the Pension Protection Act of 2006 ("PPA"). The company uses a calendar year end for the measurement date since the plans are based on a calendar year end and because it approximates the company's fiscal year end. As of December 31, 2011 and December 31, 2010, the assets of the qualified plans included certificates of deposit, marketable equity securities, mutual funds, corporate and government debt securities, private and public real estate partnerships, other diversifying strategies and annuity contracts. The company expects pension cost of approximately $1.1 million for fiscal 2012.

The net periodic pension cost (income) for the company's pension plans includes the following components for fiscal years 2011, 2010 and 2009:

	Fiscal 2011	Fiscal 2010	Fiscal 2009
	(Amounts in thousands)		
Service cost	$ 478	$ 388	$ 312
Interest cost	20,923	18,666	18,667
Expected return on plan assets	(24,712)	(20,663)	(18,935)
Settlement loss	172	—	—
Amortization of actuarial loss	2,725	2,177	2,727
Net periodic pension (income) cost	(414)	568	2,771
Other changes in plan assets and benefit obligations recognized in other comprehensive income:			
Current year actuarial loss (gain)	67,015	11,924	(8,153)
Settlement (loss)	(172)	—	—
Amortization of actuarial gain (loss)	(2,725)	(2,177)	(2,727)
Total recognized in other comprehensive (loss) income	64,118	9,747	(10,880)
Total recognized in net periodic benefit (income) cost and other comprehensive income	$ 63,704	$ 10,315	$ (8,109)

Actual return (loss) on plan assets for fiscal years 2011, 2010 and 2009 was $0.1 million, $27.0 million and $37.9 million, respectively.

Approximately $5.1 million will be amortized from accumulated other comprehensive income into net periodic benefit cost in fiscal 2012 relating to the company's pension plans. The funded status and the amounts recognized in the Consolidated Balance Sheets for the company's pension plans are as follows:

	December 31, 2011	January 1, 2011
	(Amounts in thousands)	
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 341,073	$320,040
Service cost	478	388
Interest cost	20,923	18,666
Actuarial loss	42,370	18,273
Acquisitions	89,638	—
Settlements	(768)	—
Benefits paid	(20,921)	(16,294)
Benefit obligation at end of year	$ 472,793	$341,073
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 277,800	$266,173
Actual (loss) return on plan assets	67	27,012
Employer contribution	13,314	909
Acquisitions	60,593	—
Settlements	(768)	—
Benefits paid	(20,921)	(16,294)
Fair value of plan assets at end of year	$ 330,085	$277,800
Funded status, end of year:		
Fair value of plan assets	$ 330,085	$277,800
Benefit obligations	472,793	341,073
Funded status and amount recognized at end of year	$(142,708)	$ (63,273)
Amounts recognized in the balance sheet:		
Current liability	(428)	—
Noncurrent liability	(142,280)	(63,273)
Amount recognized at end of year	$(142,708)	$ (63,273)
Amounts recognized in accumulated other comprehensive income:		
Net actuarial loss before taxes	$ 160,756	$ 96,638
Accumulated benefit obligation at end of year	$ 471,673	$340,211

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation and projected benefit obligation in excess of plan assets were $472.8 million, $471.7 million, and $330.1 million, respectively, at December 31, 2011. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation and projected benefit obligation in excess of plan assets at January 1, 2011 were $341.1 million, $340.2 million and $277.8 million, respectively.

Assumptions used in accounting for the company's pension plans at each of the respective fiscal years ending are as follows:

	Fiscal 2011	Fiscal 2010	Fiscal 2009
Weighted average assumptions used to determine benefit obligations:			
Measurement date	12/31/2011	12/31/2010	12/31/2009
Discount rate	4.70%	5.48%	5.98%
Rate of compensation increase	4.00%	3.50%	3.50%
Weighted average assumptions used to determine net (income) cost:			
Measurement date	1/1/2011	1/1/2010	1/1/2009
Discount rate	5.38%(1)	5.98%	6.25%
Expected return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	3.50%	3.50%	3.50%

(1) The Tasty pension plans were acquired May 20, 2011. The weighted average discount rate used to determine net (income) cost for these plans was 4.98%.

In developing the expected long-term rate of return on plan assets at each measurement date, the company considers the plan assets' historical actual returns, targeted asset allocations, and the anticipated future economic environment and long-term performance of individual asset classes, based on the company's investment strategy. While appropriate consideration is given to recent and historical investment performance, the assumption represents management's best estimate of the long-term prospective return. Based on these factors the expected long-term rate of return assumption for the plans was set at 8.0% for fiscal 2011, as compared with the average annual return on the plan assets over the last 15 years of approximately 7.3% (net of expenses).

Plan Assets

The Finance Committee ("committee") of the Board of Directors establishes investment guidelines and strategies and regularly monitors the performance of the plans' assets. Management is responsible for executing these strategies and investing the pension assets in accordance with ERISA and fiduciary standards. The investment objective of the pension plans is to preserve the plans' capital and maximize investment earnings within acceptable levels of risk and volatility. The committee and members of management meet on a regular basis with its investment advisors to review the performance of the plans' assets. Based upon performance and other measures and recommendations from its investment advisors, the committee rebalances the plans' assets to the targeted allocation when considered appropriate. The fair values of all of the company pension plan assets at December 31, 2011 and December 31, 2010, by asset class are as follows (amounts in thousands):

	Fair value of Pension Plan Assets as of December 31, 2011			
Asset Class	Quoted prices in active markets for identical assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Short term investments and cash	$ 21,755	$ —	$ —	$ 21,755
Equity securities:				
U.S. companies	94,155	—	—	94,155
International companies	1,489	—	—	1,489
Domestic equity funds(h)	22,557	—	—	22,557
International equity funds(a)(h)	9,631	29,539	—	39,170
Fixed income securities:				
Domestic mutual funds(b)(h)	39,473	—	—	39,473
Private equity funds(c)	—	12,721	—	12,721
Real estate(d)	—	—	10,381	10,381
Other types of investments:				
Guaranteed insurance contracts(e)	—	—	9,413	9,413
Hedged equity funds(f)	—	—	39,099	39,099
Absolute return funds(c)	—	—	39,997	39,997
Other assets and (liabilities)(g)	—	—	(322)	(322)
Accrued income(g)	—	—	197	197
Total	$189,060	$42,260	$98,765	$330,085

	Fair value of Pension Plan Assets as of December 31, 2010			
Asset Class	Quoted prices in active markets for identical assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Short term investments and cash	$ 4,930	$ —	$ —	$ 4,930
Equity securities:				
U.S. companies	111,098	—	—	111,098
International companies	4,475	—	—	4,475
International equity funds(a)	—	35,498	—	35,498
Fixed income securities:				
Domestic mutual funds(b)	17,679	—	—	17,679
Private equity funds(c)	—	12,502	—	12,502
Real estate(d)	—	—	8,881	8,881
Other types of investments:				
Guaranteed insurance contracts(e)	—	—	9,657	9,657
Hedged equity funds(f)	—	—	31,929	31,929
Absolute return funds(c)	—	—	40,110	40,110
Other assets and liabilities(g)	—	—	960	960
Accrued income(g)	—	—	81	81
Total	$138,182	$48,000	$91,618	$277,800

(a) This class includes funds with the principal strategy to invest primarily in long positions in international equity securities.

(b) This class invests primarily in U.S. government issued securities.

(c) This class invests primarily in absolute return strategy funds.

(d) This class includes funds that invest primarily in U.S. commercial real estate.

(e) This class invests primarily guaranteed insurance contracts through various U.S. insurance companies.

(f) This class invests primarily in hedged equity funds.

(g) This class includes accrued interest, dividends, and amounts receivable from asset sales and amounts payable for asset purchases.

(h) There is a pending sale for an asset in this classification.

The following table provides information on the pension plan assets that are reported using significant unobservable inputs in the estimation of fair value (amounts in thousands):

	2011 Changes in Fair Value Measurements Using Significant Unobservable Inputs (Level 3)					
	Real Estate Funds	Guaranteed Insurance Contracts	Hedged Equity Funds	Absolute Return Funds	Other assets and liabilities and accrued income	Totals
Balance at December 31, 2010	$ 8,881	$9,657	$ 31,929	$40,110	$ 1,041	$ 91,618
Actual return on plan assets:						—
Total gains or losses (realized and unrealized)	1,137	(370)	565	(113)	—	1,219
Purchases	—	490	22,389	—	—	22,879
Issues	485	—	—	—	—	485
Sales	(122)	(364)	(15,784)	—	—	(16,270)
Settlements	—	—	—	—	(1,166)	(1,166)
Transfers out of Level 3	—	—	—	—	—	—
Ending balance at December 31, 2011	$10,381	$9,413	$ 39,099	$39,997	$ (125)	$ 98,765

The company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. The plan asset allocation as of the measurement dates December 31, 2011 and December 31, 2010, and target asset allocations for fiscal 2012 are as follows:

Asset Category	Target Allocation 2012	Percentage of Plan Assets at the Measurement Date 2011	2010
Equity securities	40-60%	51.7	53.4
Fixed income securities	10-40%	10.1	9.4
Real estate	0-25%	4.3	3.5
Other diversifying strategies(1)	0-40%	33.7	31.8
Short term investments and cash	0-25%	0.2	1.9
Other	0%	0.0	0.0
Total		100.0%	100.0%

(1) Includes absolute return funds, hedged equity funds, and guaranteed insurance contracts.

Equity securities include 2,020,242 shares and 2,020,242 shares of the company's common stock in the amount of $38.3 million and $36.2 million (11.6% and 13.0% of total plan assets) as of December 31, 2011 and December 31, 2010, respectively.

The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, achieve asset returns that meet or exceed the plans' actuarial assumptions, and achieve asset returns that are competitive with like institutions employing similar investment strategies.

Cash Flows

Company contributions are as follows:

Year	Required	Discretionary
	(Amounts in thousands)	
2009	$ 450	$ —
2010	$ 461	$ 448
2011	$7,983	$5,331

All contributions are made in cash. The required contributions made during fiscal 2011 include $6.9 million to qualified plans and $1.1 million in nonqualified pension benefits paid from corporate assets. The discretionary contributions of $5.3 million made to qualified plans during fiscal 2011 were not required to be made by the minimum funding requirements of ERISA, but the company believed, due to its strong cash flow and financial position, this was an appropriate time at which to make the contribution in order to reduce the impact of future contributions. During 2012, the company expects to contribute $18.2 million to our qualified pension plans and expects to pay $0.4 million in nonqualified pension benefits from corporate assets. The expected contributions to qualified pension plans represent the estimated minimum pension contributions required under ERISA and the PPA as well as discretionary contributions to avoid benefit restrictions. This amount represents estimates that are based on assumptions that are subject to change. The Worker, Retiree, and Employer Recovery Act of 2008 ("WRERA") was signed into law on December 23, 2008. WRERA granted plan sponsors relief from certain funding requirements and benefit restrictions, and also provided some technical corrections to the PPA. One of the technical corrections allowed the use of asset smoothing, with limitations, for up to a 24-month period in determining funding requirements. The company elected to use asset smoothing beginning with the 2009 plan year. As a result, contributions may be deferred to later years or reduced through market recovery. In October 2009, the IRS released final regulations on certain aspects of minimum funding requirements and benefit restrictions under the PPA. The effective date of the final regulations is for plan years beginning on or after January 1, 2010. The company continues to review various contribution scenarios based on current market conditions and options available to plan sponsors under the final PPA regulations.

Benefit Payments

The following are benefits paid under the plans during fiscal years 2011, 2010 and 2009 and expected to be paid from fiscal 2012 through fiscal 2021. Estimated future payments include qualified pension benefits that will be paid from the plans' assets and nonqualified pension benefits that will be paid from corporate assets.

	Pension Benefits
	(Amounts in thousands)
2009	$ 15,725
2010	$ 16,294
2011	$ 20,921
Estimated Future Payments:	
2012	$ 24,631
2013	$ 25,110
2014	$ 25,399
2015	$ 25,817
2016	$ 26,391
2017 – 2021	$139,676

Postretirement Benefit Plans

The company provides certain medical and life insurance benefits for eligible retired employees. The Flowers medical plan covers eligible retirees under the active medical and dental plans. The plan incorporates coinsurance payments and employee contributions at COBRA premium levels. Eligibility and maximum period of coverage is based on age and length of service. The life insurance plan offers coverage to a closed group of retirees. In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("MMA") was enacted. The MMA established a voluntary prescription drug benefit under Medicare, known as "Medicare Part D," and a federal subsidy to sponsors of retiree health care benefit plans that provide a prescription drug benefit that is at least actuarially equivalent to Medicare Part D. Since the plan does not provide benefits to retirees beyond age 65, it is not eligible for the Medicare Part D subsidy.

On August 4, 2008 the company assumed sponsorship of a medical and life insurance benefits plan for eligible retired employees from the acquisition of ButterKrust. The ButterKrust plan provides medical coverage to a limited group. Eligibility for benefits is based on the attainment of certain age and service requirements. Additionally, non-union employees hired after March 1, 2004 are not eligible. Union employees who meet the medical eligibility requirements are also eligible for life insurance benefits. Medical premium levels for retirees and spouses vary by group. The company has determined that the prescription drug benefit provided to some participants in the ButterKrust plan are at least actuarially equivalent to Medicare Part D for certain non-union and all union participants. Other participants in the plan are not eligible for prescription drug benefits.

As a result of union negotiations in October 2009, eligibility for the ButterKrust plan will only be extended through the end of the current contract period (October 26, 2012) for union employees. Only eligible union employees who retire prior to October 26, 2012 will receive benefits under the ButterKrust plan. In addition, certain medical plan provisions were changed in the ButterKrust plan and measured at year-end 2009. During 2010, minimal mid-year accounting adjustments were made to the postretirement benefit plans to reflect clarification of the provisions of the October 2009 negotiations.

The company evaluated options for delivery of postretirement benefits under the health care reform legislation. As a result of this review, the company established a retiree-only plan as of January 1, 2011 to deliver postretirement medical benefits. Therefore, benefits provided under the company postretirement benefit plans are exempt from lifetime and annual dollar limits on essential health benefits and other health care reform mandates based on long-standing exemptions for such plans under ERISA and the Internal Revenue Code. In addition, the company has communicated to current and future retirees that any excise taxes that may apply to these benefits in the future due to the legislation will be paid by plan participants. As a result, no changes in plan provisions were measured at year-end 2010 due to health care reform.

The net periodic benefit cost for the company's postretirement benefit plans includes the following components for fiscal years 2011, 2010 and 2009:

	Fiscal 2011	Fiscal 2010	Fiscal 2009
	(Amounts in thousands)		
Service cost	$ 426	$ 632	$ 861
Interest cost	687	875	1,113
Amortization:			
Prior service cost	(257)	(174)	333
Actuarial loss	(48)	(59)	34
Total net periodic benefit cost	808	1,274	2,341
Other changes in plan assets and benefit obligations recognized in other comprehensive income:			
Current year actuarial (gain) loss*	(158)	(2,055)	(1,612)
Current year prior service (credit) cost	—	—	(1,234)
Mid-year accounting adjustment prior service (credit)	—	(109)	—
Amortization of actuarial gain (loss)	48	59	(34)
Amortization of prior service (cost) credit	257	174	(333)
Total recognized in other comprehensive (loss) income	147	(1,931)	(3,213)
Total recognized in net periodic benefit cost and other comprehensive income	$ 955	$ (657)	$ (872)

* Includes (gain) loss related to (higher) lower than expected Medicare Part D subsidy receipts.

Approximately $(0.6) million will be amortized from accumulated other comprehensive income into net periodic benefit cost in fiscal 2012 relating to the company's postretirement benefit plans.

The unfunded status and the amounts recognized in the Consolidated Balance Sheets for the company's postretirement benefit plans are as follows:

	December 31, 2011	January 1, 2011
	(Amounts in thousands)	
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 13,824	$ 15,114
Mid-year accounting adjustment	—	(109)
Service cost	426	632
Interest cost	687	875
Participant contributions	402	392
Actuarial loss (gain)	(195)	(2,053)
Benefits paid	(1,321)	(1,085)
Less federal subsidy on benefits paid	66	58
Benefit obligation at end of year	$ 13,889	$ 13,824
Change in plan assets:		
Fair value of plan assets at beginning of year	$ —	$ —
Employer contributions	919	693
Participant contributions	402	392
Benefits paid	(1,321)	(1,085)
Fair value of plan assets at end of year	$ —	$ —
Funded status, end of year:		
Fair value of plan assets	$ —	$ —
Benefit obligations	13,889	13,824
Funded status and amount recognized at end of year	$(13,889)	$(13,824)
Amounts recognized in the balance sheet:		
Current liability	$ (907)	$ (1,011)
Noncurrent liability	(12,982)	(12,813)
Amount recognized at end of year	$(13,889)	$(13,824)
Amounts recognized in accumulated other comprehensive (loss) income:		
Net actuarial (gain) loss before taxes	$ (1,980)	$ (1,870)
Prior service (credit) cost before taxes	(828)	(1,085)
Amounts recognized in accumulated other comprehensive (loss) income	$ (2,808)	$ (2,955)

Assumptions used in accounting for the company's postretirement benefit plans at each of the respective fiscal years ending are as follows:

	Fiscal 2011	Fiscal 2010	Fiscal 2009
Weighted average assumptions used to determine benefit obligations:			
Measurement date	12/31/2011	12/31/2010	12/31/2009
Discount rate	4.35%	5.00%	5.75%
Health care cost trend rate used to determine benefit obligations:			
Initial rate	8.50%	8.00%	8.00%
Ultimate rate	5.00%	5.00%	5.00%
Year trend reaches the ultimate rate	2019	2017	2016
Weighted average assumptions used to determine net periodic cost:			
Measurement date	1/1/2011	1/1/2010	1/1/2009
Discount rate	5.00%	5.75%	6.25%
Health care cost trend rate used to determine net periodic cost:			
Initial rate	8.00%	8.00%	8.00%
Ultimate rate	5.00%	5.00%	5.00%
Year trend reaches the ultimate rate	2017	2016	2015

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects for fiscal years 2011, 2010 and 2009:

	One-Percentage-Point Decrease For the Year Ended			One-Percentage-Point Increase For the Year Ended		
	Fiscal 2011	Fiscal 2010	Fiscal 2009	Fiscal 2011	Fiscal 2010	Fiscal 2009
	(Amounts in thousands)					
Effect on total of service and interest cost	$ (98)	$(150)	$ (187)	$ 124	$171	$ 214
Effect on postretirement benefit obligation	$(915)	$(867)	$(1,134)	$1,022	$955	$1,258

Cash Flows

Company contributions are as follows (amounts in thousands):

Year	Employer Net Contribution
2009	$1,409
2010	$ 635
2011	$ 853
2012 (Expected)	$ 907

The table above reflects only the company's share of the benefit cost. The company contributions shown are net of income from federal subsidy payments received pursuant to the MMA. MMA subsidy payments, which reduce the company's cost for the plans, are shown separately in the benefits table below. Of the $0.9 million expected funding for postretirement benefit plans during 2012, the entire amount will be required to pay for benefits. Contributions by participants to postretirement benefits were $0.4 million, $0.4 million and $0.4 million for fiscal years 2011, 2010 and 2009, respectively.

Benefit Payments

The following are benefits paid by the company during fiscal years 2011, 2010 and 2009 and expected to be paid from fiscal 2012 through fiscal 2021. All benefits are expected to be paid from the company's assets. The expected benefits show the company's cost without regard to income from federal subsidy payments received pursuant to the MMA. Expected MMA subsidy payments, which reduce the company's cost for the plans, are shown separately.

	Postretirement Benefits (Amounts in thousands)	
	Employer Gross Contribution	MMA Subsidy (Income)
2009	$1,491	$ (82)
2010	$ 693	$ (58)
2011	$ 919	$ (66)
Estimated Future Payments:		
2012	$ 959	$ (52)
2013	$1,044	$ (56)
2014	$1,098	$ (59)
2015	$1,122	$ (64)
2016	$1,167	$ (69)
2017 – 2021	$6,048	$(427)

Multiemployer Plans

In September 2011, the FASB issued guidance for disclosures of multiemployer pension and other postretirement benefit plans. The guidance requires an employer to provide additional quantitative and qualitative disclosures for these plans. The disclosures provide users with more detailed information about an employer's participation in multiemployer pension plans. We adopted this guidance during 2011 and applied the requirements retrospectively for all periods presented. The required disclosures are presented in the table below.

The company contributes to various multiemployer pension plans. Benefits provided under the multiemployer pension plans are generally based on years of service and employee age. Expense under these plans was $4.2 million for fiscal 2011, $3.1 million for fiscal 2010 and $2.0 million for fiscal 2009. The company recorded a liability in fiscal 2010 of $1.2 million for a partial withdrawal which was paid on February 10, 2011. At December 31, 2011 and January 1, 2011, the company owed payments of $2.5 million and $1.2 million, respectively, to multiemployer plans for full and partial withdrawals.

The company contributes to several multiemployer defined benefit pension plans under the terms of collective-bargaining agreements that cover various union-represented employees. The risks of participating in these multiemployer plans are different from single-employer plans. Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers. If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers. If we choose to stop participating in some of these multiemployer plans, we may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability. None of the contributions to the pension funds was in excess of 5% or more of the total contributions for plan years 2011, 2010, and 2009. There are no contractually required minimum contributions to the plans as of December 31, 2011.

The company's participation in these multiemployer plans for fiscal 2011 is outlined in the table below. The EIN/Pension Plan Number column provides the Employer Identification Number ("EIN") and the three-digit plan number, if applicable. Unless otherwise noted, the most recent PPA zone status available in 2011 and 2010 is for the plan's year-end at December 31, 2011 and 2010, respectively. The zone status is based on information that the company received from the plan and is certified by the plan's actuary. Among other factors, plans in the red zone are generally less than 65 percent funded, plans in the yellow zone are less than 80 percent funded, and plans in the green zone are at least 80 percent funded. The FIP/RP Status Pending/Implemented column indicates plans for which a financial improvement plan ("FIP") or a rehabilitation plan ("RP") is either pending or has been implemented. The last column lists the expiration date(s) of the collective-bargaining agreements to which the plans are subject. Finally, there have been no significant changes that affect the comparability of contributions.

Pension Fund	EIN/Pension Plan Number	Pension Protection Act Zone Status		FIP/RP Status Pending/Implemented	Contributions (Amounts in thousands)			Surcharge Imposed	Expiration Date of Collective Bargaining Agreement
		2011	2010		2011 ($)	2010 ($)	2009 ($)		
IAM National Pension Fund	51-6031295/002	Green	Green	No	100	104	77	No	5/1/2016
Retail, Wholesale and Department Store International Union and Industry Pension Fund	63-0708442/001	Green	Green	No	121	123	118	No	8/10/2013
Western Conference of Teamsters Pension Trust	91-6145047/001	Green	Green	No	291	318	291	No	2/11/2012
BC&T International Pension Fund	52-6118572/001	Green	Green	No	673	713	706	No	10/26/2012

401(k) Retirement Savings Plans

The Flowers Foods 401(k) Retirement Savings Plan covers substantially all of the company's employees who have completed certain service requirements. During fiscal years 2011, 2010 and 2009, the total cost and employer contributions were $18.2 million, $17.2 million and $15.6 million, respectively.

The company acquired Tasty on May 20, 2011, at which time we assumed sponsorship of a 401(k) savings plan. No employer contributions were made to the Tasty 401(k) savings plan during fiscal 2011, subsequent to the acquisition.

Note 19. Income Taxes

The company's provision for income tax expense consists of the following for fiscal years 2011, 2010 and 2009:

	Fiscal 2011	Fiscal 2010	Fiscal 2009
	(Amounts in thousands)		
Current Taxes:			
Federal	$60,129	$60,472	$63,280
State	10,109	8,973	7,460
	70,238	69,445	70,740
Deferred Taxes:			
Federal	(1,492)	4,372	1,147
State	(208)	(484)	2,160
	(1,700)	3,888	3,307
Income tax expense	$68,538	$73,333	$74,047

Deferred tax assets (liabilities) are comprised of the following:

	December 31, 2011	January 1, 2011
	(Amounts in thousands)	
Self-insurance	$ 6,183	$ 5,846
Compensation and employee benefits	12,045	10,909
Deferred income	6,519	6,542
Loss and credit carryforwards	36,270	6,490
Equity-based compensation	12,541	10,764
Hedging	9,345	—
Pension	53,199	23,259
Other	21,745	13,124
Deferred tax assets valuation allowance	(4,874)	(2,691)
Deferred tax assets	152,973	74,243
Depreciation	(90,174)	(83,378)
Hedging	—	(14,953)
Intangible Assets	(59,527)	(39,802)
Other	(2,383)	(1,695)
Deferred tax liabilities	(152,084)	(139,828)
Net deferred tax asset (liability)	$ 889	$ (65,585)

Through the Tasty acquisition, the company acquired federal net operating loss carryforwards and recorded a deferred tax asset valued at $27.3 million, which we expect to fully utilize. Additionally, the company and various subsidiaries have a net deferred tax asset of $9.3 million related to state net operating loss carryforwards with expiration dates through fiscal 2023. The utilization of a portion of these state carryforwards could be limited in the future; therefore, a valuation allowance has been recorded. Should the company determine at a later date that certain of these losses which have been reserved for may be utilized, a benefit may be recognized in the consolidated statement of income. Likewise, should the company determine at a later date that certain of these net operating losses for which a deferred tax asset has been recorded may not be utilized, a charge to the consolidated statement of income may be necessary.

Income tax expense differs from the amount computed by applying the U.S. federal income tax rate (35%) because of the effect of the following items for fiscal years 2011, 2010 and 2009:

	Fiscal 2011	Fiscal 2010	Fiscal 2009
	(Amounts in thousands)		
Tax at U.S. federal income tax rate	$67,188	$73,633	$72,716
State income taxes, net of federal income tax benefit	6,546	5,795	7,170
Section 199 qualifying production activities	(5,645)	(6,019)	(3,999)
Other	449	(76)	(1,840)
Income tax expense	$68,538	$73,333	$74,047

The gross amount of unrecognized tax benefits was $8.7 million and $4.8 million as of December 31, 2011 and January 1, 2011, respectively. This increase is primarily due to the Tasty acquisition which resulted in an increase in the gross amount of unrecognized tax benefits of $3.9 million. These amounts are exclusive of interest accrued and are recorded in other long-term liabilities on the Consolidated Balance Sheet. If recognized, the $8.7 million (less $2.4 million related to tax imposed in other jurisdictions) would impact the effective rate.

The company accrues interest expense and penalties related to income tax liabilities as a component of income before taxes. No accrual of penalties is reflected on the company's balance sheet as the company believes the accrual of penalties is not necessary based upon the merits of its income tax positions. The company had an accrued interest balance of approximately $0.7 million and $0.3 million at December 31, 2011 and January 1, 2011, respectively. Interest expense of $0.4 million was recognized during fiscal 2011 and $0.2 million was recognized during fiscal 2009. Interest expense recognized in 2010 was insignificant.

At this time, we do not anticipate material changes to the amount of gross unrecognized tax benefits over the next twelve months.

The company defines the federal jurisdiction as well as various state jurisdictions as "major" jurisdictions. During fiscal 2010, the IRS completed the audit of fiscal years 2007 and 2008. The results of the audit were immaterial and the company is no longer subject to federal examination for years prior to 2009. With limited exceptions, the company is no longer subject to state examinations for years prior to 2008.

The following is a reconciliation of the total amounts of unrecognized tax benefits for fiscal years 2011, 2010 and 2009 (amounts in thousands):

	Fiscal 2011	Fiscal 2010	Fiscal 2009
	(Amounts in thousands)		
Unrecognized tax benefit at beginning of fiscal year	$4,823	$4,629	$ 4,547
Gross increases — tax positions in a current period	876	553	658
Gross increases — acquisitions	3,863	—	831
Lapses of statutes of limitations	(853)	(359)	(1,407)
Unrecognized tax benefit at end of fiscal year	$8,709	$4,823	$ 4,629

Note 20. Commitments and Contingencies

The company and its subsidiaries from time to time are parties to, or targets of, lawsuits, claims, investigations and proceedings, including personal injury, commercial, contract, environmental, antitrust, product liability, health and safety and employment matters, which are being handled and defended in the ordinary course of business. While the company is unable to predict the outcome of these matters, it believes, based upon currently available facts, that it is remote that the ultimate resolution of any such pending matters will have a material adverse effect on its overall financial condition, results of operations or cash flows in the future. However, adverse developments could negatively impact earnings in a particular future fiscal period.

The company has recorded current liabilities of $19.0 million and $19.7 million related to self-insurance reserves at December 31, 2011 and January 1, 2011, respectively. The reserves include an estimate of expected settlements on pending claims, defense costs and a provision for claims incurred but not reported. These estimates are based on the company's assessment of potential liability using an analysis of available information with respect to pending claims, historical experience and current cost trends. The amount of the company's ultimate liability in respect of these matters may differ materially from these estimates.

In the event the company ceases to utilize the independent distribution form of doing business or exits a territory, the company is contractually required to purchase the territory from the independent distributor for ten times average weekly branded sales.

See Note 11, *Debt, Lease and Other Commitments*, for additional information.

Note 21. Segment Reporting

The company's DSD segment produces fresh and frozen packaged bread, rolls, tortillas, and snack products and the warehouse delivery segment produces frozen bread and rolls and tortillas and snack products. The company evaluates each segment's performance based on income or loss before interest and income taxes, excluding unallocated expenses and charges which the company's management deems to be an overall corporate cost or a cost not reflective of the segments' core operating businesses. Information regarding the operations in these reportable segments is as follows for fiscal years 2011, 2010 and 2009:

	Fiscal 2011	Fiscal 2010	Fiscal 2009
	(Amounts in thousands)		
Sales:			
DSD	$2,291,011	$2,096,100	$2,159,065
Warehouse delivery	618,982	613,627	577,614
Eliminations:			
Sales from Warehouse delivery to DSD	(110,870)	(111,214)	(111,893)
Sales from DSD to Warehouse delivery	(25,767)	(24,744)	(23,937)
	$2,773,356	$2,573,769	$2,600,849
Depreciation and amortization:			
DSD	$ 74,378	$ 65,977	$ 64,578
Warehouse delivery	19,768	18,985	16,062
Other(1)	492	156	288
	$ 94,638	$ 85,118	$ 80,928

	Fiscal 2011	Fiscal 2010	Fiscal 2009
	(Amounts in thousands)		
Income from operations:			
DSD	$203,248	$194,972	$192,539
Warehouse delivery	27,351	47,925	51,326
Other(1)	(41,573)	(37,035)	(37,532)
	$189,026	$205,862	$206,333
Net interest income	$ 2,940	$ 4,518	$ 1,426
Income before income taxes	$191,966	$210,380	$207,759
Capital expenditures:			
DSD	$ 61,017	$ 69,252	$ 54,586
Warehouse delivery	14,379	24,693	14,670
Other(1)	3,766	4,459	2,837
	$ 79,162	$ 98,404	$ 72,093

	As of	
	December 31, 2011	January 1, 2011
Assets:		
DSD	$1,222,896	$1,011,944
Warehouse delivery	230,711	232,481
Other(2)	100,391	81,064
	$1,553,998	$1,325,489

(1) Represents the company's corporate head office amounts.

(2) Represents the company's corporate head office assets including primarily cash and cash equivalents, deferred taxes and deferred financing costs.

Sales by product category in each reportable segment are as follows for fiscal years 2011, 2010 and 2009 (amounts in thousands):

	Fiscal 2011			Fiscal 2010			Fiscal 2009		
	DSD	Warehouse delivery	Total	DSD	Warehouse delivery	Total	DSD	Warehouse delivery	Total
Branded Retail	$1,324,309	$ 94,882	$1,419,191	$1,194,568	$110,847	$1,305,415	$1,197,690	$135,789	$1,333,479
Store Branded Retail	375,732	125,622	501,354	327,233	105,173	432,406	355,800	59,325	415,125
Non-retail and Other	565,203	287,608	852,811	549,555	286,393	835,948	581,638	270,607	852,245
Total	$2,265,244	$508,112	$2,773,356	$2,071,356	$502,413	$2,573,769	$2,135,128	$465,721	$2,600,849

Note 22. Unaudited Quarterly Financial Information

Results of operations for each of the four quarters in the respective fiscal years are as follows. Each quarter represents a period of twelve weeks, except the first quarter, which includes sixteen weeks.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
		(Amounts in thousands, except per share data)			
Sales	2011	$801,825	$642,596	$675,369	$653,566
	2010	$795,026	$607,716	$597,894	$573,133
Materials, supplies, labor and other production costs (exclusive of depreciation and amortization shown separately)	2011	$412,258	$341,887	$365,706	$353,350
	2010	$414,798	$318,553	$316,141	$297,298
Net income	2011	$ 41,161	$ 28,210	$ 31,019	$ 23,038
	2010	$ 40,687	$ 33,756	$ 31,166	$ 31,438
Basic net income per share	2011	$ 0.31	$ 0.21	$ 0.23	$ 0.17
	2010	$ 0.30	$ 0.25	$ 0.23	$ 0.23
Diluted net income per share	2011	$ 0.30	$ 0.21	$ 0.23	$ 0.17
	2010	$ 0.29	$ 0.24	$ 0.23	$ 0.23

Note 23. Subsequent Events

Dividend. On February 23, 2012, the Board of Directors declared a dividend of $0.15 per share on the company's common stock to be paid on March 23, 2012 to shareholders of record on March 9, 2012.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Those valuation and qualifying accounts which are deducted in the balance sheet from the assets to which they apply:

	Beginning Balance	Additions (Reductions) to Expenses	Deductions	Ending Balance
		(Amounts in thousands)		
Classification:				
Fiscal Year Ended December 31, 2011				
Inventory reserves	$ 231	765	938	$ 58
Deferred tax asset valuation allowance	$2,691	(415)	2,598	$4,874
Fiscal Year Ended January 1, 2011				
Inventory reserves	$ 82	1,047	898	$ 231
Deferred tax asset valuation allowance	$3,647	(279)	(677)	$2,691
Fiscal Year Ended January 2, 2010				
Inventory reserves	$ 594	498	1,010	$ 82
Deferred tax asset valuation allowance	$4,520	(186)	(687)	$3,647

[THIS PAGE INTENTIONALLY LEFT BLANK]

FlowersFoods

Thomasville, Georgia

April 20, 2012

Dear Shareholder:

I would like to extend an invitation for you to join us at our annual meeting of shareholders on June 1, 2012 at 11:00 a.m. at the Thomasville Municipal Auditorium in Thomasville, Georgia for the following purposes, as more fully described in this proxy statement:

- to elect four nominees as directors of the company to serve for a term of three years;
- to hold an advisory vote on executive compensation; and
- to ratify PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2012.

In addition, Flowers Foods' senior management team will report on the performance of the company and respond to questions from shareholders.

The company has implemented the Securities and Exchange Commission "Notice and Access" rule that permits companies to send their shareholders a Notice that proxy materials are available — in electronic form on the Internet or in printed form by request — instead of mailing a printed proxy statement and annual report to every shareholder. By utilizing Notice and Access, we are able to speed delivery of the proxy materials, lower our distribution costs and reduce the environmental impact of proxy delivery. On April 20, 2012, we mailed to our shareholders a notice that contains instructions on how to access our 2012 proxy statement and annual report and vote online or to affirmatively elect to receive the proxy materials by mail.

Please carefully review the proxy materials. Your vote is important to us and to our business. I encourage you to vote using telephone or Internet voting prior to the annual meeting, so that your shares of Flowers Foods will be represented and voted at the annual meeting even if you cannot attend. If you elected to receive paper copies of the proxy materials by mail, you may vote by signing, dating and mailing the proxy card in the envelope provided.

I hope to see you in Thomasville.

George E. Deese

George E. Deese
Chairman of the Board and
Chief Executive Officer

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be held on June 1, 2012

Flowers Foods, Inc.'s 2012 proxy statement and 2011 annual report are available at www.edocumentview.com/FLOF.

FlowersFoods

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held June 1, 2012

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders of Flowers Foods, Inc. will be held on June 1, 2012 at 11:00 a.m. Eastern Time at the Thomasville Municipal Auditorium, 144 East Jackson Street, Thomasville, Georgia, for the following purposes:

(1) to elect four nominees as directors of the company to serve for a term of three years;

(2) to hold an advisory vote on executive compensation;

(3) to ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for Flowers Foods, Inc. for the fiscal year ending December 29, 2012;

and to transact any other business as may properly come before the meeting and at any adjournment or postponement thereof; all as set forth in the proxy statement accompanying this notice.

Only record holders of issued and outstanding shares of our common stock at the close of business on March 30, 2012 are entitled to notice of, and to vote at, the annual meeting, or any adjournment or postponement thereof. A list of such shareholders will be open for examination by any shareholder at the annual meeting.

Shareholders can listen to a live audio webcast of the annual meeting on our website at www.flowersfoods.com. This webcast also will be archived on our website.

By order of the Board of Directors,

Stephen R. Avera
Executive Vice President,
Secretary and General Counsel

1919 Flowers Circle
Thomasville, Georgia 31757
April 20, 2012

TABLE OF CONTENTS

FLOWERS FOODS, INC.

1919 Flowers Circle
Thomasville, Georgia 31757

PROXY STATEMENT
FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD
JUNE 1, 2012

This proxy statement and the accompanying form of proxy are being furnished to the shareholders of Flowers Foods, Inc. on or about April 20, 2012 in connection with the solicitation of proxies by our board of directors for use at the annual meeting of shareholders to be held on June 1, 2012 at 11:00 a.m. Eastern Time at the Thomasville Municipal Auditorium, 144 East Jackson Street, Thomasville, Georgia, and any adjournment or postponement of the meeting.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

What is the purpose of the annual meeting?

At the annual meeting, shareholders will:

- vote to elect four nominees as Class II directors of the company to serve for a term of three years;
- hold an advisory vote on executive compensation; and
- vote on the ratification of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for Flowers Foods for the fiscal year ending December 29, 2012.

The shareholders will also transact any other business that may properly come before the meeting and any adjournment or postponement of the meeting. In addition, Flowers Foods' senior management team will report on the performance of the company and respond to questions from shareholders.

How does the board of directors recommend that I vote on each proposal?

The board of directors recommends that you vote:

- **"FOR"** the election of the four director-nominees to serve as Class II directors until 2015;
- **"FOR"** the approval, on an advisory basis, of the compensation of certain of the company's executive officers; and
- **"FOR"** the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 29, 2012.

What is a proxy?

A proxy is your legal designation of another person to vote the shares of Flowers Foods common stock you own as of the record date for the annual meeting. If you appoint someone as your proxy in a written document, that document is also called a proxy or a proxy card. We have designated three of our executive officers as proxies for the annual meeting. These three officers are George E. Deese, our chairman of the board and chief executive officer, R. Steve Kinsey, our executive vice president and chief financial officer and Stephen R. Avera, our executive vice president, secretary and general counsel.

Are the proxy materials available electronically?

Yes. Under Securities and Exchange Commission rules, Flowers Foods is making this proxy statement and its 2011 annual report available to its shareholders electronically via the Internet at www.edocumentview.com/FLOF.

On April 20, 2012, we mailed to our shareholders a Notice containing instructions on how to access this proxy statement and our 2011 annual report online. If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Rather, the Notice instructs you on how to access and review all of the important information contained in the proxy statement and annual report on the Internet. The Notice also instructs you on how you may submit your proxy vote over the Internet.

If you received a Notice by mail but would like to receive a printed copy of the proxy statement and 2011 annual report, please follow the instructions contained on the Notice.

Who can vote?

To be eligible to vote, you must have been a shareholder of record of the company's common stock at the close of business on March 30, 2012, which is the record date for the annual meeting. There were 135,893,809 shares of our common stock outstanding and entitled to vote on the record date.

How many votes do I have?

You are entitled to one vote on each of the four director-nominees, and one vote on each other matter to be voted upon at the annual meeting, for each share of common stock you held on the record date for the annual meeting. For example, if you owned 100 shares of our common stock on the record date, you would be entitled to 100 votes for each of the four director-nominees and for each other matter to be voted upon at the annual meeting.

How do I vote?

You can vote in the following ways:

- *Voting by Mail.* If you elect to receive your proxy materials by mail, you may vote by completing and signing the enclosed proxy card and promptly mailing it in the enclosed postage-paid envelope. The envelope does not require additional postage if you mail it in the United States.
- *Internet Voting.* If you have Internet access, you may vote your shares from any location in the world by following the "Vote by Internet" instructions set forth on the Notice or the proxy card.
- *Telephone Voting.* You may authorize the voting of your shares by following the "Vote by Telephone" instructions set forth on the proxy card.
- *Vote at the Meeting.* If you attend the annual meeting and you are a registered shareholder, you may vote by delivering your completed proxy card in person or you may vote by completing a ballot, which will be available at the annual meeting. If your shares are held in "street name" through a broker, bank or other record holder, to be eligible to vote your shares in person, you must obtain a legal proxy from your bank, broker or agent that specifies the number of shares you owned on the record date and bring the legal proxy with you to the annual meeting.

By executing and returning your proxy (either by returning the proxy card or by submitting your proxy electronically via the Internet or by telephone), you appoint George E. Deese, R. Steve Kinsey and Stephen R. Avera to represent you at the annual meeting and to vote your shares at the annual meeting in accordance with your voting instructions. The Internet and telephone voting procedures are designed to authenticate shareholder identities, to allow shareholders to give voting instructions and to confirm that shareholders' instructions have been recorded properly. Any shareholder voting by Internet should understand that there may be costs associated with electronic access, like usage charges from Internet access and telephone or cable service providers, that must be paid by the shareholder.

If I am a registered holder, what if I do not give any instructions on a particular matter described in this proxy statement when voting by mail?

Registered shareholders should specify their choice for each matter on the proxy card. If no specific instructions are given, proxies that are signed and returned will be voted **FOR** the election of each director-nominee, the approval, on an advisory basis, of the compensation of certain of the company's executive officers, and the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ended December 29, 2012.

Can I change my vote after I have mailed my proxy card or after I have authorized the voting of my shares over the Internet or by telephone?

Yes. You can change your vote and revoke your proxy at any time before the polls close at the annual meeting by doing any one of the following things:

- Signing and delivering to our corporate secretary another proxy with a later date;
- Giving our corporate secretary a written notice before or at the annual meeting that you want to revoke your proxy; or
- Voting in person at the annual meeting.

Your attendance at the annual meeting alone will not revoke your proxy.

How do I vote my 401(k) shares?

If you participate in the Flowers Foods, Inc. 401(k) Retirement Savings Plan and you received the Notice, you may vote by Internet or telephone as previously described in this proxy statement. Alternatively, you may elect to receive your proxy materials by mail by calling the number on the Notice and vote by signing and returning your proxy card or by Internet or telephone as previously described in this proxy statement. By voting, you will direct Putnam Fiduciary Trust Company, the Trustee of the 401(k) plan, how to vote the Flowers Foods, Inc. common shares allocated to your account. Any unvoted or unallocated shares will be voted by the Trustee in the same proportion on each proposal as the Trustee votes the shares of stock credited to the 401(k) plan participants' accounts for which the Trustee receives voting directions from the 401(k) plan participants. The number of shares you are eligible to vote is based on the number of shares in your account on the record date for the annual meeting.

Can I vote if my shares are held in "street name" by a bank or broker?

If your shares are held in "street name" through a broker, bank or other holder of record, you will receive instructions from the registered holder that you must follow in order for your shares to be voted for you by that record holder. Telephone and Internet voting are also offered to shareholders who own their Flowers Foods shares through certain banks and brokers. The election of directors (Proposal I) and the advisory proposal to approve executive compensation (Proposal II) are considered non-discretionary matters under applicable rules. A broker or other nominee cannot vote without instructions on non-discretionary matters, and therefore there may be broker "non-votes" on Proposal I and Proposal II. Therefore, it is important that you follow the voting instructions sent to you by the registered holder of your shares held in "street name" if you want your vote to be counted.

What constitutes a quorum?

The holders of at least a majority of the shares of our common stock entitled to vote at the annual meeting are required to be present in person or by proxy to constitute a quorum for the transaction of business.

Abstentions and broker "non-votes" will be counted as present in determining whether the quorum requirement is satisfied but will not be included in vote totals and will not affect the outcome of the vote. A "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a proposal because the nominee has not received instructions from the beneficial owner and does not have discretionary power to vote. The aggregate number of votes cast by all shareholders present in person or represented by proxy at the meeting, whether those shareholders vote for or against the proposals, will be counted for purposes of determining the minimum number of affirmative votes required for approval of the proposals, and the total number of votes cast for each of these proposals will be counted for purposes of determining whether sufficient affirmative votes have been cast.

What vote is required for each matter to be voted upon at the annual meeting?

Once a quorum has been established, with respect to Proposal I, the four director-nominees in Class II receiving the highest number of votes cast at the annual meeting will be elected, regardless of whether that number represents a majority of the votes cast. Approval of Proposal II and Proposal III requires the affirmative vote of the holders of a majority of the shares of our common stock present at the meeting in person or by proxy.

Will any other business be conducted at the annual meeting or will other matters be voted on?

At this time, our board of directors does not know of any other business to be brought before the meeting, but if any other business is properly brought before the meeting, the persons named as proxies, Messrs. Deese, Kinsey and Avera, will exercise their judgment in deciding how to vote or otherwise act at the annual meeting with respect to that matter or proposal.

Where can I find the voting results from the annual meeting?

We will report the voting results on Form 8-K, which we expect to file with the Securities and Exchange Commission ("SEC") on or before June 7, 2012.

How and when may I submit a shareholder proposal for the 2013 annual meeting?

For information on how and when you may submit a shareholder proposal for the 2013 annual meeting, please refer to the section entitled "Shareholder Proposals" in this proxy statement.

Who pays the costs of soliciting proxies?

We will pay the cost of soliciting proxies. We have engaged Okapi Partners LLC to assist in the solicitation of votes for a fee of $8,500, plus out-of-pocket expenses. In addition, our directors and officers may solicit proxies in person, by telephone or facsimile but will not receive additional compensation for these services. Brokerage houses, nominees, custodians and fiduciaries will be requested to forward soliciting material to beneficial owners of stock held of record by them, and we will reimburse those persons for their reasonable expenses in doing so.

How can I obtain an Annual Report on Form 10-K?

The notice of the annual meeting, the proxy statement and the Annual Report are available on the Internet at www.edocumentview.com/FLOF You may also receive a copy of the annual report free of charge by sending a written request to Flowers Foods, Inc., 1919 Flowers Circle, Thomasville, Georgia 31757, Attention: Investor Relations Department.

If you elected to receive your proxy materials by mail, a copy of Flowers Foods' Annual Report, which includes our Form 10-K and our financial statements for the fiscal year ended December 31, 2011, is included in the mailing of this proxy statement.

The Annual Report does not form any part of the material for the solicitation of proxies.

Can I elect to receive future Notices and proxy materials electronically?

Yes. If you are a registered shareholder or if you participate in the Flowers Foods, Inc. 401(k) Retirement Savings Plan, go to the company's website, www.flowersfoods.com, and follow the instructions for signing up for electronic delivery of proxy materials. Those shareholders signing up for this service will receive all future proxy materials, including the Notice, proxy statement and annual report electronically. Please call Lisa Hay, our manager of shareholder relations, at (229) 226-9110 if you need assistance.

If you hold your shares in a brokerage account or bank you may also have the opportunity to receive these documents electronically. Please contact your brokerage service, bank or financial advisor to make arrangements for electronic delivery of your proxy materials.

If I cannot attend the annual meeting, will a webcast be available on the Internet?

Shareholders can listen to a live audio webcast of the annual meeting over the Internet on the company's website at www.flowersfoods.com. This webcast also will be archived on the site.

We have included the website address for reference only. The information contained on our website is not incorporated by reference into this proxy statement and does not form any part of the materials used for the solicitation of proxies.

Who should I contact if I have any questions?

If you have any questions about the annual meeting or your ownership of our common stock, please contact Marta J. Turner, our executive vice president of corporate relations, at the above address or by calling (229) 226-9110.

DIRECTORS AND CORPORATE GOVERNANCE

Class II Director-Nominees



Joe E. Beverly, age 70, has been chairman of the board of directors of Commercial Bank in Thomasville, Georgia, a wholly-owned subsidiary of Synovus Financial Corp. (NYSE), a financial services company, since 1989. He is also the retired vice chairman of the board of directors of Synovus Financial Corp. He also previously served on the board of directors of Plum Creek Timber (NYSE). He was president of Commercial Bank from 1973 to 1989. Mr. Beverly has served as a director of Flowers Foods since March 2001, and he previously served as a director of Flowers Industries, Inc. from August 1996 until March 2001. Mr. Beverly has a high degree of financial literacy and an extensive background in banking and finance.



Amos R. McMullian, age 74, chairman emeritus of Flowers Foods, retired as chairman of the board of directors of Flowers Foods effective January 1, 2006, a position he had held since November 2000. He previously served as chief executive officer of Flowers Foods from November 2000 to January 2004. Mr. McMullian previously served as chairman of the board of directors of Flowers Industries, Inc. from 1985 until March 2001 and as its chief executive officer from 1981 until March 2001. Mr. McMullian previously served on the board of directors of Hughes Supply (2001-2006). Mr. McMullian has extensive operational and financial experience as an executive in various capacities with the company during his over 40-year career with Flowers Foods, 24 years of which he served as the chief executive officer.



J.V. Shields, Jr., age 74, has been chairman of Wellington Shields & Co., LLC, a diversified financial services company and member of the New York Stock Exchange, since 2009, following the merger of Shields & Co. with H.G. Wellington & Co. Prior to the merger, Mr. Shields had been chairman of the board of directors and chief executive officer of Shields & Co. since 1982. Mr. Shields also is chairman of Capital Management Associates, Inc., chairman of Wellington Shields Capital Management LLC, both registered investment advisors, and has been chairman and director of The BBH Funds, the Brown Brothers Harriman mutual funds group, since 1990. He has served as a director of Flowers Foods since March 2001, and he previously served as a director of Flowers Industries, Inc. from March 1989 until March 2001. Mr. Shields has extensive corporate finance and investing experience and has served as a chief executive officer.



David V. Singer, age 56, has served as the chief executive officer of Snyder's-Lance, Inc. (NASDAQ) since 2010, following the merger of Lance, Inc. and Snyder's of Hanover, Inc. He served as the president and chief executive officer of Lance, Inc. from 2005 until the merger with Snyder's in 2010. He was the executive vice president and chief financial officer of Coca-Cola Bottling Co. Consolidated, Charlotte, NC, from 2001 until 2005 and vice president and chief financial officer of Coca-Cola Bottling Co. Consolidated from 1986 until 2001. Mr. Singer has been a director of Snyder's-Lance, Inc. since 2010 and previously served as a director of Lance, Inc. from 2003-2010. He joined Flowers Foods' board on January 1, 2010. Mr. Singer has management and financial experience as well as experience as the chief executive officer of a publicly traded consumer products company.

Class I Directors Serving Until 2014



Benjamin H. Griswold, IV, age 71, is partner and chairman of Brown Advisory. Mr. Griswold retired in February 2005 as senior chairman of Deutsche Bank Securities, a position he had held since 1999. Prior to that time, Mr. Griswold held several positions with Alex. Brown & Sons, ultimately being elected the firm's chairman of the board. Following the merger of Alex. Brown and Bankers Trust New York, he became senior chairman of BT Alex. Brown, which was acquired by Deutsche Bank in 1999. Mr. Griswold also served on the board of the New York Stock Exchange, completing his term in 1999. He currently serves as non-executive chairman of WP Carey, LLC (NYSE) (2006-present), director of Stanley Black & Decker, Inc. (NYSE) (2001-present) and as a trustee emeritus of Johns Hopkins University. Mr. Griswold joined our board of directors in February 2005. Mr. Griswold has extensive experience in investment banking, corporate finance and strategic planning.



Jackie M. Ward, age 73, is the retired chief executive officer & chairman of the board of directors of Computer Generation Incorporated, a telecommunications company based in Atlanta, Georgia that she co-founded, from 1968 until it was acquired in December 2000. She is also a director of Sanmina-SCI Corporation (NASDAQ) (1992-present), WellPoint, Inc. (NYSE) (1993-present) and SYSCO Corporation (NYSE) (2001-present). Ms. Ward previously served as a director of Bank of America (1994-2009) and Equifax, Inc. (1999-2008). Ms. Ward has served as a director of Flowers Foods since March 2001 and she previously served as a director of Flowers Industries, Inc. from March 1999 until March 2001. Ms. Ward has significant information technology experience and broad managerial experience as an entrepreneur, chief executive officer and investor.



C. Martin Wood III, age 68, has been a partner in Wood Associates, a private investment firm, since January 2000. He retired as senior vice president and chief financial officer of Flowers Industries, Inc. on January 1, 2000, a position that he had held since 1978. Mr. Wood has served as a director of Flowers Foods since March 2001 and he previously served on the Flowers Industries, Inc. Board of Directors, from 1975 until March 2001. Mr. Wood has a high degree of financial literacy and extensive knowledge of the company gained through his 22 years of service with the company as its chief financial officer and as a director of the company.

Class III Directors Serving Until 2013



Franklin L. Burke, age 71, has been a private investor since 1991. He is the former senior executive vice president and chief operating officer of Bank South Corp., an Atlanta, Georgia banking company, and the former chairman and chief executive officer of Bank South, N.A., the principal subsidiary of Bank South Corp. He has served as a director of Flowers Foods since March 2001. Mr. Burke previously served as a director of Flowers Industries, Inc. from 1994 until March 2001 and as a director of Keebler Foods Company from 1998 until March 2001. Mr. Burke has a high level of financial literacy and extensive experience in corporate finance and banking, as well as experience as a chief executive officer.



George E. Deese, age 66, has been chief executive officer of Flowers Foods since January 2004. Mr. Deese has served as a director of Flowers Foods since June 2004 and chairman of the board since January 1, 2006. Previously, he served as president and chief operating officer of Flowers Foods from May 2002 to January 2004 and as president and chief operating officer of Flowers Bakeries, the company's core business division, from 1983 to May 2002. Mr. Deese joined the company in 1964. He is a board member of the Grocery Manufacturers of America (GMA), and serves as a trustee of the Georgia Research Alliance. Mr. Deese previously served as chairman of the American Bakers Association (ABA) and on the ABA board and executive committee. He previously served as vice chairman of the board for Quality Bakers of America (QBA) and as a member of the QBA board for 15 years.
Mr. Deese has gained extensive operational and financial experience as an executive in various capacities with the company during his over 40-year career with Flowers Foods.



Manuel A. Fernandez, age 65, has been the managing director of SI Ventures, a venture capital firm, since 1998 and chairman emeritus of Gartner, Inc. (NASDAQ), a leading information technology research and consulting company, since 2001. Prior to his present positions, Mr. Fernandez was chairman, president, and chief executive officer of Gartner. Previously, he was president and chief executive officer at Dataquest, Inc., Gavilan Computer Corporation, and Zilog Incorporated. He has served as a director of Flowers Foods since January 2005. Mr. Fernandez also serves on the board of directors of Brunswick Corporation as lead director (NYSE) (1997-present) and SYSCO Corporation (NYSE) (2007-present) where Mr. Fernandez serves as the Non-Executive Chairman of the Board. Mr. Fernandez has extensive information technology experience gained through his experiences as an entrepreneur and investor as well as his leadership on the boards of other publicly traded companies. Mr. Fernandez also has experience as a chief executive officer of a publicly traded company.



Melvin T. Stith, Ph.D., age 65, is dean of the Whitman School of Management at Syracuse University in New York. Prior to that time, he was dean of the College of Business at Florida State University in Tallahassee and the Jim Moran Professor of Business Administration. He also is a director of Synovus Financial Corp. (NYSE) (1998-present). Dr. Stith previously served as a director of Keebler Foods Company from 1999 to 2001. He has served as a director of Flowers Foods since July 2004. Dr. Stith has a significant background in marketing and accounting, has a high level of financial literacy and brings a unique academic perspective to the board of directors.

CORPORATE GOVERNANCE

General

We believe that good corporate governance is essential to ensure that our company is effectively managed for the long-term benefit of our shareholders. We have thoroughly reviewed our corporate governance policies and practices and compared them with those recommended by corporate governance advisors and the practices of other publicly-held companies.

Based upon this review we have adopted the following corporate governance documents:

- Corporate Governance Guidelines
- Audit Committee Charter
- Compensation Committee Charter
- Nominating/Corporate Governance Committee Charter
- Finance Committee Charter
- Code of Business Conduct and Ethics for Officers and Members of the Board of Directors
- Stock Ownership Guidelines for Executive Officers and Non-Employee Directors
- Flowers Foods, Inc. Employee Code of Conduct
- Disclosure Policy

You can access the full text of all these corporate governance documents on our website at www.flowersfoods.com by clicking on the "Investor Center" tab and selecting "Corporate Governance." You can also receive a copy of these documents by writing to Flowers Foods, Inc., 1919 Flowers Circle, Thomasville, Georgia 31757, Attn: Investor Relations Dept.

Determination of Independence

Pursuant to our corporate governance guidelines, the nominating/corporate governance committee and the board of directors are required to annually review the independence of each director and director-nominee. During this review, transactions and relationships among each director or any member of his or her immediate family and the company are considered, including, among others, all commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships and those reported in this proxy statement under "Transactions with Management and Others." In addition, transactions and relationships among directors or their affiliates and members of senior management and their affiliates are examined. The purpose of this annual review is to determine whether each director meets the applicable criteria for independence in accordance with the New York Stock Exchange Listed Company Manual ("NYSE Rules") and our corporate governance guidelines. Only those directors who meet the applicable criteria for independence and the board of directors affirmatively determines have no direct or indirect material relationship with the company are considered independent directors.

As part of our corporate governance guidelines, we have adopted categorical standards which provide that certain relationships will be considered material relationships and will preclude a director's independence. Under these standards, an "independent" director is one who:

- has not been employed by the company or any of its subsidiaries or affiliates, or whose immediate family member has not been employed as an executive officer by the company, within the previous three years;

- does not, or whose immediate family member does not, receive more than $120,000 per year in direct compensation from the company, other than director and committee fees and pension or other forms of deferred compensation for prior service, provided such compensation is not contingent in any way on continued service (such person is presumed not to be "independent" until three years after he or she (or their immediate family member) ceases to receive more than $120,000 per year in such compensation); provided that compensation received by an immediate family member for service as an employee of the company (other than as an executive officer) need not be considered;
- is not affiliated with or employed by, or whose immediate family is not affiliated with or employed, in a professional capacity by, a present or former internal or external auditor of the Company (such person is not "independent" until three years after the end of either the affiliation or the auditing relationship);
- is not employed, or whose immediate family member is not employed, as an executive officer of another company where any of the company's present executives serve on that company's compensation committee (such person is not "independent" until three years after the end of such service or the employment relationship); and
- is not a current employee, or whose immediate family member is not a current executive officer, of a company that has made payments to, or received payments from, the company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues.

The nominating/corporate governance committee and the board of directors conducted the required annual independence review in February 2012. Upon the recommendation of the nominating/corporate governance committee, the board of directors affirmatively determined that a majority of our directors and director-nominees are independent of the company and its management as required by the NYSE Rules and the corporate governance guidelines. Messrs. Beverly, McMullian, Shields, and Singer are independent directors and director-nominees. Messrs. Burke, Fernandez, Griswold, Stith, Wood and Ms. Ward are independent directors. Mr. Deese is considered an inside director because he is currently the chief executive officer of our company. Each director and director-nominee abstained from voting as to themselves.

The foregoing discussion of director independence is applicable only to service as a member of the board of directors, the compensation committee and the nominating/corporate governance committee. Additional guidelines apply to the members of the audit committee under applicable law and NYSE Rules.

Presiding Director

Pursuant to the corporate governance guidelines, the board of directors created the position of "presiding director," whose primary responsibilities are to preside over periodic executive sessions of the board of directors in which management directors and other members of management do not participate and to:

- serve as the liaison between the chairman of the board and the outside, independent directors of the company;
- oversee information sent by the company to the members of the board of directors;
- review meeting agendas and schedules for the board of directors;
- call meetings of the independent, non-management directors; and
- be available for consultation and director communication with shareholders.

Each year at the meeting of the board of directors following the annual meeting, a presiding director is appointed among the independent directors to serve until the company's annual meeting of shareholders the following year. On May 25, 2011, Benjamin H. Griswold, IV was appointed to serve as the presiding director until the 2012 annual meeting of shareholders.

The Board of Directors and Committees of the Board of Directors

In accordance with the company's amended and restated bylaws, the board of directors has set the number of members of the board of directors at twelve. The board of directors held 12 meetings in fiscal 2011, and no incumbent director attended fewer than 75% of the aggregate of:

- The total number of meetings of the board of directors held during the period for which he or she has been a director; and
- the total number of committee meetings held by all committees of the board on which he or she served during the periods that he or she served.

Our board of directors has established several standing committees: an audit committee, a nominating/corporate governance committee, a compensation committee and a finance committee. The board of directors has adopted a written charter for each of these committees, all of which are available on the company's website at www.flowersfoods.com.

The following table describes the current members of each of the committees and the number of meetings held during fiscal 2011:

	Audit Committee	Nominating/ Corporate Governance Committee	Compensation Committee	Finance Committee
Joe E. Beverly*	X			X
Franklin L. Burke*	Chair			X
George E. Deese				
Manuel A. Fernandez*		X	Chair	
Benjamin H. Griswold IV*		X	X	
Amos R. McMullian*				
J.V. Shields, Jr.*		X	X	
David V. Singer*	X			X
Melvin T. Stith*		X	X	
Jackie M. Ward*		Chair	X	
C. Martin Wood III*	X			Chair
Number of Meetings	8	4	5	9

* Independent Directors

Audit Committee

Under the terms of the audit committee charter, the audit committee represents and assists the board of directors in fulfilling its oversight responsibilities with respect to:

- the integrity of our financial statements;
- our compliance with legal and regulatory requirements;
- the independent registered public accounting firm's qualifications and independence; and
- the performance of the company's internal audit function and the independent registered public accounting firm.

The audit committee's duties and responsibilities include:

- responsibility for overseeing our financial reporting process on behalf of the board of directors;

- direct responsibility for the appointment, retention, termination, compensation and oversight of the work of the independent registered public accounting firm employed by the company, which reports directly to the committee, and sole authority to pre-approve all services to be provided by the independent auditor;
- review and discussion of our annual audited financial statements and quarterly financial statements with management and our independent registered public accounting firm;
- review of the internal audit function's organization, plans and results and of the qualifications and performance of our independent registered public accounting firm (our internal audit function and its compliance officer report directly to the audit committee);
- review with management the effectiveness of our internal controls;
- review with management any material legal matters and the effectiveness of our procedures to ensure compliance with our legal and regulatory responsibilities;
- discussion of guidelines and policies with respect to risk assessment and risk management to assess and manage the company's exposure to risk; and
- oversight of the company's enterprise risk management activities ("ERM"), with the full understanding that responsibility for ERM continues to be shared by the entire board of directors and all directors have the authority and obligation to scrutinize the company's ERM efforts.

The board of directors has determined that all audit committee members are "independent" as defined by the NYSE Rules and under SEC rules and regulations. The board of directors has also determined that Mr. Wood is an "audit committee financial expert" under Item 407(d)(5) of Regulation S-K of the Securities Act of 1933 (the "Securities Act"). Each member of the audit committee is financially literate, knowledgeable and qualified to review financial statements.

Nominating/Corporate Governance Committee

Under the terms of its charter, the nominating/corporate governance committee is responsible for considering and making recommendations to the board of directors with regard to the function and needs of the board, and the review and development of our corporate governance guidelines. In fulfilling its duties, the nominating/corporate governance committee shall:

- receive identification of individuals qualified to become board members;
- select, or recommend that the board select, the director-nominees for our next annual meeting of shareholders;
- evaluate incumbent directors;
- develop and recommend corporate governance principles applicable to the company;
- review possible conflicts of interest of directors and management and make recommendations to prevent, minimize or eliminate such conflicts;
- make recommendations to the board regarding the independence of each director;
- review director compensation;
- oversee the evaluation of the board and management;
- oversee risks related to ethics issues, shareholder activism, change in control, investor relations, loss of separate employer status and corporate structure; and
- perform any other duties and responsibilities delegated to the committee from time to time.

Our board has determined that all members of the nominating/corporate governance committee are "independent" as defined by the NYSE Rules and our corporate governance guidelines. For information relating to nomination of directors by shareholders, please see "Selection of Director-Nominees."

Compensation Committee

Under the terms of its charter, the compensation committee has overall responsibility for evaluating and approving the company's compensation plans, policies and programs. The compensation committee's duties and responsibilities include:

- review and approval of corporate goals and objectives relevant to our chief executive officer's compensation, evaluation of our chief executive officer's performance in light of these goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board), determination and approval of our chief executive officer's compensation level based on this evaluation;
- making recommendations to the board with respect to non-chief executive officer compensation, incentive-compensation plans and equity-based plans;
- administration of equity-based incentive plans and other plans adopted by the board that contemplate administration by the compensation committee;
- overseeing regulatory compliance with respect to compensation matters;
- review of employment agreements, severance agreements and any severance or other termination payments proposed with respect to any of our executive officers;
- overseeing risks related to executive compensation disclosures, human capital needs, intellectual capital loss, labor relations, employee retention and public compensation disclosures; and
- production of a report on executive compensation for inclusion in our proxy statement for the annual meeting of shareholders.

Our board has determined that all members of the compensation committee are "independent" as defined by the NYSE Rules and our corporate governance guidelines.

Finance Committee

The duties and responsibilities of the finance committee are to:

- make recommendations to the board of directors with respect to the approval, adoption and any significant amendment to all of the company's defined benefit and defined contribution plans and trusts (the "retirement plans");
- oversee the administration of the retirement plans and approve the selection of any third-party administrators;
- review and employ managers to review the investment results of the retirement plans and the investment policies of the retirement plans, and monitor and adjust the asset allocations of the retirement plans;
- oversee, in consultation with management, regulatory and tax compliance matters with respect to the retirement plans;
- make recommendations to the board of directors with respect to management's capital expenditure plans and other uses of the company's cash flows (including the financial impact of stock repurchases, acquisitions and the payment of dividends), the company's credit facilities, commodities hedging and liquidity matters; and
- oversee risks related to leverage and debt service/cash flow, access to capital, mergers and acquisitions, benefit and pension plan funding, use of derivatives, global procurement and supply chain, volatility in inventory and energy availability and cost.

Board Leadership Structure

The board of directors has appointed the company's chief executive officer to serve as chairman of the board. In his position as CEO, Mr. Deese has primary responsibility for the day-to-day operations of the company and provides consistent leadership on the company's key strategic objectives. In his role as chairman of the board, he sets the strategic priorities for the board (with input from the presiding director), presides over its meetings and communicates its strategic findings and guidance to management. The board believes that the combination of these two roles provides more consistent communication and coordination throughout the organization, which results in a more effective and efficient implementation of corporate strategy and is important in unifying the company's strategy behind a single vision.

As noted earlier, the independent non-management directors have appointed an independent presiding director, which provides balance to the board's structure. With a supermajority of independent directors, an audit committee, compensation committee, nominating and corporate governance committee and finance committee each comprised entirely of independent directors, and an independent presiding director to oversee all meetings of the non-management directors, the company's board of directors believes the existing leadership structure provides for an appropriate balance that best serves the company and its shareholders. The board of directors annually reviews its leadership structure to ensure that it remains the optimal structure for our company and our shareholders.

Risk Management

The board of directors is actively involved in oversight of risks that could affect the company. This oversight is conducted primarily through the audit committee, as described above and in the audit committee charter, but the full board has retained responsibility for general oversight of risks. Specifically, the board has responsibility for overseeing, reviewing and monitoring the company's overall risks, and each board committee is responsible for the oversight of specific risk areas relevant to its purpose as provided in the committee charters. The overall responsibility of the board and its committees is enabled by an enterprise risk management model and process implemented by management that is designed to identify, assess, manage and mitigate risks. The board satisfies this responsibility through full reports by each committee chair regarding the committee's considerations and actions, as well as through regular reports to the board directly from executive officers responsible for oversight of particular risks within the company. In addition, the compensation committee, nominating/corporate governance committee and finance committee are responsible for the oversight of specific risks, as described above and in each committee's charter. The board believes its administration of its risk oversight function has not affected the board's leadership structure.

Relationships Among Certain Directors

J.V. Shields, Jr. and C. Martin Wood III are married to sisters.

Attendance at Annual Meetings

In accordance with our corporate governance guidelines, directors are expected to rigorously prepare for, attend and participate in all meetings of the board of directors and meetings of the committees on which they serve and to devote the time necessary to appropriately discharge their responsibilities. Aside from these requirements, the company does not maintain a formal policy for attendance by directors at annual meetings of shareholders. However, all of our directors attended the annual meeting of shareholders held on May 25, 2011.

Selection of Director-Nominees

The nominating/corporate governance committee identifies and considers director candidates recommended by its members and other board members, as well as management and shareholders. A shareholder who wishes to recommend a prospective director-nominee for the committee's consideration should submit the candidate's name and qualifications to Flowers Foods, Inc., 1919 Flowers Circle, Thomasville, Georgia 31757, Attention: Executive Vice President, Secretary and General Counsel. The nominating/corporate governance committee will also consider whether to recommend for nomination any person identified by a shareholder pursuant to the provisions of our amended and restated bylaws relating to shareholder nominations. Recommendations by shareholders that are made in accordance with these procedures will receive the same consideration given to nominees of the nominating/corporate governance committee.

The nominating/corporate governance committee believes that any director-nominee must meet the director qualification criteria set forth in our corporate governance guidelines before such director-nominee can be recommended for election to the board of directors. These factors include:

- integrity and demonstrated high ethical standards;
- the ability to express opinions, raise tough questions and make informed, independent judgments;
- experience managing or operating public companies;
- knowledge, experience and skills in at least one specialty area;
- ability to devote sufficient time to prepare for and attend board of directors meetings;
- willingness and ability to work with other members of the board of directors in an open and constructive manner;
- ability to communicate clearly and persuasively; and
- diversity in background, personal and professional experience, viewpoints or other demographics.

In addition, no person may stand for election or reelection to the board of directors after turning 75 years old. The nominating/corporate governance committee considers these factors as it deems appropriate, as well as other factors it determines are pertinent in light of the current needs of the board of directors. The nominating/corporate governance committee may use the services of a third-party executive search firm to assist it in identifying and evaluating possible director-nominees.

Shareholder & Other Interested Party Communication with Directors

The board of directors will give proper attention to written communications that are submitted by shareholders and other interested parties and will respond if appropriate. Shareholders and other interested parties interested in communicating directly with the board of directors as a group, the independent, non-management directors as a group or any individual director may do so by writing to Presiding Director, Flowers Foods Inc., 1919 Flowers Circle, Thomasville, GA 31757. Absent circumstances contemplated by committee charters, the chair of the nominating/corporate governance committee and the presiding director, with the assistance of our executive vice president, secretary and general counsel will monitor and review all correspondence from shareholders and other interested parties and provide copies or summaries of such communications to other directors as they deem appropriate.

DIRECTOR COMPENSATION

General

Based upon the recommendations of the nominating/corporate governance committee, the board determines director compensation. An employee of the company who also serves as a director does not receive any additional compensation for serving as a director or as a member or chair of a board committee.

2011 Director Compensation Package

The nominating/corporate governance committee periodically reviews the status of director compensation in relation to other comparable companies and other factors it deems appropriate. In addition, in 2011, the nominating/corporate governance committee engaged Meridian Compensation Partners, an independent compensation consultant, to assist the committee in its assessment of the competitiveness of director compensation. During 2011, the directors' compensation package for non-employee directors was based on the following principles:

- a significant portion of director compensation should be aligned with creating and sustaining shareholder value;
- directors should have equity interest in the company; and
- total compensation should be structured to attract and retain a diverse and truly superior board of directors.

With the above principles in mind, the compensation package for 2011 was comprised of the following components:

Cash and Stock Compensation

- an annual cash retainer of $80,000 (increased from $75,000 effective May 25, 2011) for all non-employee directors;
- an annual cash retainer of $12,500 (increased from $10,000 effective May 25, 2011) for the chairman of the audit committee;
- an annual cash retainer of $10,000 for the chairman of the compensation committee;
- an annual cash retainer of $5,000 for the chair of the nominating/corporate governance committee;
- an annual cash retainer of $5,000 for the chairman of the finance committee;
- an annual cash retainer of $5,000 for each member of the audit committee; and
- an annual cash retainer of $15,000 for the presiding director;
- an annual award of deferred stock valued at $105,000 (which generally vests one year from the date of grant) based upon the closing price of the company's common stock on the Tuesday following the annual meeting of shareholders.

Participation in Company Plans

Non-employee directors are eligible to participate in the Executive Performance Incentive Plan ("EPIP"), our Stock Appreciation Rights Plan ("SAR Plan") and the Executive Deferred Compensation Plan ("EDCP").

Under the EPIP, non-employee directors received deferred stock grants as described above. The deferred stock generally vests one year from the date of grant.

Stock appreciation rights granted under the SAR Plan do not give the director an equity interest in the company. Instead, they offer the directors a cash payment equal to the difference between the value of the shares underlying the stock appreciation rights on the exercise date and the exercise price. Stock appreciation rights vest one year from the date of issuance, and the director has ten years from the date of issuance to exercise these rights. Additionally, the holder of stock appreciation rights receives any dividends paid on an equivalent number of shares of the company's common stock at the same time they are paid to all other shareholders. In 2011, these payments to all directors in the aggregate totaled $84,664. Outstanding stock appreciation rights that vested prior to December 31, 2004 will continue to accumulate dividends in an account for distribution at the date of exercise. Stock appreciation rights are expensed in accordance with the fair value provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Certification ("ASC") Topic 718, *Stock Compensation*.

Under the EDCP, non-employee directors may elect to defer all or any portion of their annual retainer and cash committee fees. All deferrals earn interest until paid to the director. Generally, the vested deferral plus interest is paid to the director after a two-year period unless the director earlier retires, dies, becomes disabled or is terminated due to a change in control. During 2008, participants were given a one-time, irrevocable opportunity to convert their EDCP cash account for some or all prior years' deferrals to an account that tracks the performance of our common stock. Balances as of the end of the fiscal year were converted, based on the closing price of our common stock on January 2, 2009. The EDCP tracking account will be distributed in shares of our common stock at the time elected by the participant for the deferral year(s) in question. The EDCP tracking account will be credited with dividends paid on our common stock for the number of shares deemed held in such account, and such dividends will then be deemed to be invested in the cash account and will earn interest as described above.

Stock Ownership Guidelines

The board believes that the economic interests of directors should be aligned with those of shareholders. To achieve this, all directors are expected to hold shares of common stock in the company. A non-employee director must own shares of common stock with a value of at least five times the annual cash retainer paid to the non-employee directors. All direct holdings of our common stock and all vested shares of deferred stock are included for purposes of determining compliance. These guidelines may be revised or terminated by the nominating/corporate governance committee at any time with thirty days written notice to the affected directors. Directors have four years from their election to the board to meet the required guidelines. All non-employee directors were in compliance with the guidelines as of March 30, 2012, except for Mr. Singer who was elected to the board of directors effective January 1, 2010.

Other Arrangements

We reimburse all directors for out-of-pocket expenses incurred in connection with attendance at board meetings, or when traveling in connection with the performance of their services for the company.

DIRECTOR SUMMARY COMPENSATION TABLE

The following table details compensation to non-employee directors for the 2011 fiscal year:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Change in Pension Value and Nonqualified Deferred Comp. Earnings ($)(3)	All Other Comp. ($)(4)	Total ($)
Joe E. Beverly	82,917	105,000	—	—	187,917
Franklin L. Burke	94,375	105,000	13,300	—	212,675
Manuel A. Fernandez	87,917	105,000	—	—	192,917
Benjamin H. Griswold, IV	86,667	105,000	—	—	191,667
Joseph L. Lanier, Jr. (5)	31,250	—	—	—	31,250
Amos R. McMullian	77,917	105,000	173,055	150,647	506,619
J.V. Shields, Jr.	77,917	105,000	—	—	182,917
David V. Singer	82,917	105,000	—	—	187,917
Melvin T. Stith, Ph. D.	80,000	105,000	—	—	185,000
Jackie M. Ward	89,167	105,000	—	—	194,167
C. Martin Wood III	87,917	105,000	58,376	—	251,293

(1) Directors have the option to convert their annual board retainer fees into deferred stock. Directors may also elect to defer all or a portion of their annual retainer and committee fees, if any, through the EDCP. In fiscal 2011, Ms. Ward and Messrs. Fernandez, Shields, and Singer elected to convert all of their annual board retainer fees to deferred stock. Ms. Ward and Mr. Fernandez also deferred all of their committee fees to the

EDCP in 2011. Generally, this deferred stock is delivered two years from the date of grant, unless it vests at an earlier date, or is delivered to the grantee along with accumulated dividends at a designated time selected by the grantee at the date of the grant. In 2011, dividends paid to all directors in the aggregate totaled $56,790. The deferred stock is accounted for under ASC 718.

(2) The stock awards represent compensation cost computed in accordance with ASC 718 related to deferred stock granted to each non-employee director in 2011. This deferred stock award generally vests one year from the date of grant. The full grant date fair value of each director's 2011 deferred stock award is $105,000. Details regarding the number of stock appreciation rights and deferred stock outstanding (vested and non-vested) by each director serving as of December 31, 2011 is as follows:

Name	Stock Appreciation Rights (#)	Deferred Stock (#)	Deferred Stock ($)(6)
Joe E. Beverly	—	23,535	446,694
Franklin L. Burke	78,975	44,693	848,273
Manuel A. Fernandez	33,188	24,165	458,652
Benjamin H. Griswold, IV	5,175	5,040	95,659
Amos R. McMullian	—	10,410	197,582
J.V. Shields, Jr.	69,638	18,135	344,202
David V. Singer	—	18,135	344,202
Melvin T. Stith, Ph. D.	—	17,505	332,245
Jackie M. Ward	—	64,403	1,222,369
C. Martin Wood III	—	5,040	95,659

(3) Amounts reported in this column represent above-market earnings on deferred compensation and, for Messrs. McMullian and Wood, distributions under the Retirement Plan.

(4) Amounts reported as "All Other Compensation" in the Director Compensation Table above, include the following for the relevant directors:

Name		Distributions from EDCP ($)(a)	Miscellaneous ($)(b)	Total ($)
Amos R. McMullian	2011	75,547	75,100	150,647

(a) Distributions to Mr. McMullian under the EDCP were earned during his service as an employee of the company. Mr. McMullian retired as chief executive officer in 2004.

(b) Includes $68,185 for administrative support provided by the company for Mr. McMullian's service as chairman emeritus of the board. Also includes personal use of company aircraft.

(5) Mr. Lanier retired from our board of directors effective May 25, 2011 and did not stand for reelection at our 2011 annual meeting of shareholders.

(6) Based on the December 30, 2011 closing market price of the company's common stock of $18.98.

TRANSACTIONS WITH MANAGEMENT AND OTHERS

A. Ryals McMullian, the son of Amos R. McMullian, a director, was employed by the company throughout fiscal 2011 as vice president and associate general counsel. He was paid an aggregate salary and bonus of $201,940 in fiscal 2011. Also in 2011, Mr. McMullian was granted 7,650 non-qualified stock options and 1,125 shares of performance-contingent restricted stock pursuant to the EPIP. Michael Lord, a son of Gene D. Lord, the executive vice president and chief operating officer of the company, was employed by the company throughout fiscal 2011 as a vice president of sales. He was paid an aggregate salary and bonus of $125,840 in fiscal 2011. Also in 2011, Mr. Lord was granted 3,450 non-qualified stock options and 525 shares of performance-contingent restricted stock pursuant to the EPIP.

Any transaction between the company and a related party is disclosed to the nominating/corporate governance committee and then presented to the full board for evaluation and approval. The company's policies with respect to related party transactions are set forth in our corporate governance guidelines and our code of business conduct and ethics, which states that the company does not engage in transactions with related parties if such a transaction would cast into doubt the independence of the director, present the appearance of a conflict of interest or violate any applicable law. Each of the transactions set forth above were reviewed and approved by our board in accordance with the company's policy.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Principal Shareholders

The following table lists information regarding the ownership of our common stock by the only non-affiliated individuals, entities or groups known to us to be the beneficial owner of more than 5% of our common stock:

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned(1)	Percent of Class(2)
Blackrock, Inc. 40 East 52nd Street New York, NY10022	7,144,887	5.26%

(1) The beneficial ownership reported in the table above for is based upon a 13G filed by Blackrock, Inc. on February 9, 2012.

(2) Percent of class is based upon the number of shares of Flowers Foods common stock outstanding on March 30, 2012.

Share Ownership of Certain Executive Officers, Directors and Director-Nominees

The following table lists information as of March 30, 2012 regarding the number of shares owned by each director, each director-nominee, each executive officer listed on the summary compensation table included later in this proxy statement and by all of our directors, director-nominees and executive officers as a group:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Stephen R. Avera	461,634(2)	*
Joe E. Beverly	219,831(3)	*
Franklin L. Burke	128,700(4)	*
George E. Deese	2,737,729(5)	2.00%
Manuel A. Fernandez	58,726	*
Benjamin H. Griswold, IV	186,961(6)	*
R. Steve Kinsey	221,476(7)	*
Gene D. Lord	691,972(8)	*
Amos R. McMullian	2,543,429	1.87%
J. V. Shields, Jr.	10,624,739(9)	7.82%
Allen L. Shiver	469,157(10)	*
David V. Singer	15,555	*
Melvin T. Stith, Ph.D.	27,413	*
Jackie M. Ward	139,863(11)	*
C. Martin Wood III	5,223,245(12)	3.84%
All Directors, Director-Nominees and Executive Officers as a Group (15 persons)	23,750,430	17.29%

* Represents beneficial ownership of less than 1% of Flowers Foods common stock

(1) Unless otherwise indicated, each person has sole voting and dispositive power with respect to all shares listed opposite his or her name.

(2) Includes (i) performance-contingent restricted stock awards of 11,625 shares all of which are subject to forfeiture (ii) unexercised stock options for 199,724 shares; (iii) 450 shares owned by Mr. Avera's spouse as custodian for their minor children and (iv) 52,180 shares held by a trust of which Mr. Avera is a co-trustee, as to which shares Mr. Avera disclaims any beneficial ownership.

(3) Includes 69,831 shares owned by the spouse of Mr. Beverly, as to which shares Mr. Beverly disclaims any beneficial ownership.

(4) Includes 41,505 shares owned by the spouse of Mr. Burke, over which Mr. Burke and his spouse share investment authority and 4,525 shares held in Mr. Burke's stock tracking account.

(5) Includes (i) 33,534 shares owned by the spouse of Mr. Deese, as to which Mr. Deese disclaims any beneficial ownership and (ii) performance-contingent restricted stock awards of 74,550 shares all of which are subject to forfeiture and (iii) unexercised stock options for 758,100 shares.

(6) Includes 3,375 shares owned by the spouse of Mr. Griswold, as to which Mr. Griswold disclaims any beneficial ownership.

(7) Includes (i) unexercised stock options for 122,550 shares and (ii) performance-contingent restricted stock awards of 15,075 shares all of which are subject to forfeiture.

(8) Includes performance-contingent restricted stock awards of 20,850 shares all of which are subject to forfeiture and unexercised stock options for 274,199 shares.

(9) Includes: (i) 4,976,001 shares held by investment advisory clients of Wellington Shields Capital Management Associates, LLC, of which Mr. Shields is the chairman; (ii) 172,215 shares held by investment advisory clients of Wellington Shield & Co., LLC of which Mr. Shields is chairman; (iii) 43,443 shares held by investment advisory clients of Capital Management Associates, Inc. and (iv) 5,173,486 shares owned by the spouse of Mr. Shields, as to which Mr. Shields disclaims any beneficial ownership. Mr. Shields' business address is Wellington Shields & Company, LLC 140 Broadway, New York, NY 10005.

(10) Includes performance-contingent restricted stock awards for 22,800 shares all of which are subject to forfeiture and unexercised stock options for 132,862 shares. Also includes 4,855 shares held by Mr. Shiver as custodian for his children and 2,958 shares held by the spouse of Mr. Shiver, as to which shares Mr. Shiver disclaims any beneficial ownership.

(11) Includes 913 shares held by Ms. Ward's spouse as to which Ms. Ward disclaims any beneficial ownership and 15,988 shares held in Ms. Ward's stock tracking account.

(12) Includes 77,910 shares held by a trust of which Mr. Wood is co-trustee and 4,351,915 shares owned by the spouse of Mr. Wood, as to which shares Mr. Wood disclaims any beneficial ownership.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based solely upon a review of our records and written representations by the persons required to file these reports, all stock transaction reports required to be filed by Section 16(a) of the Securities Exchange Act of 1934, (the "Exchange Act"), with the SEC were timely filed in fiscal 2011 by directors and executive officers.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview

Under our pay-for-performance program, our Named Executives earned the following for 2011 performance:

- Increases in base salaries of Named Executives by 0% to 9.4%.
- Payment of cash bonuses at 49.2% of our Named Executives' respective Target Bonus Percentages (as defined below) under our bonus plan, based upon achievement of 89.84% of the target performance goal.
- Vesting in 2012 of performance-contingent restricted stock issued in 2010 at 83.1% of target as a result of: (i) 2010-2011 return on invested capital exceeding our cost of capital by 3.75 percentage points, and (ii) our 2010-2011 total shareholder return being at the 37th percentile of compared companies.

At our 2011 annual meeting of shareholders, more than 95% of the shares voted were cast in support of the company's executive compensation program. We considered the shareholders vote, and, as a result of the significant level of approval, we continued to apply the same principles in our 2011 executive compensation decisions.

Executive Compensation Generally

Objectives of Executive Compensation

The primary objective of our executive compensation program is to attract, retain and motivate qualified executives necessary for the future success of the company and the maximization of shareholder value. Our compensation program is designed to motivate our executives by rewarding them for the achievement of specific annual, long-term and strategic goals of the company. Moreover, the program aligns our executives' interests with those of the shareholders by rewarding performance above established goals, with the ultimate objective of improving shareholder value. Finally, we strive to foster a sense of ownership among our executives and our directors by requiring them to own certain amounts of our common stock.

The compensation committee evaluates both performance and compensation to ensure that (i) the company maintains its ability to attract and retain the most qualified executives; (ii) each executive's compensation remains competitive relative to the compensation paid to similarly situated executives in comparable companies and (iii) each of the company's primary objectives with respect to compensation is being fulfilled. To meet those goals, our compensation program includes three primary components:

- base salary;
- cash bonuses; and
- long-term incentives, through stock-based compensation.

Certain retirement and other post-employment benefits are also included in the executives' compensation package. In addition, see the section entitled "Potential Payments Upon Termination or Change in Control" of this proxy statement for details on payments and benefits payable (or realizable) upon termination of employment and a change in control of the company. Perquisites are not a significant part of our executive compensation program.

Each element of our compensation program is described in greater detail below, including a discussion of why the company chooses to pay each element, how we determine the amount of each element to pay and how each element and the company's decisions regarding that element fit into our overall compensation objectives.

The objectives of our executive compensation program are accomplished through a balance of pay components that are competitive with market practice and place considerable emphasis on performance-based compensation. Salary and non-equity incentive compensation, equity compensation, and other compensation expressed as a percentage of total compensation for each Named Executive for the fiscal year ended January 1, 2011 were as shown below. There is no prescribed mix of our compensation elements, however; the mix below is driven by market data for each element of pay.

Name and Principal Position	Salary Percentage	Non-Equity Incentive Comp. Percentage	Equity Comp. Percentage	Other Comp. Percentage	Total %
George E. Deese Chairman of the Board and Chief Executive Officer	21%	10%	64%	5%	100%
R. Steve Kinsey Executive Vice President and Chief Financial Officer	35%	11%	48%	6%	100%
Allen L. Shiver President	31%	12%	50%	7%	100%
Gene D. Lord Executive Vice President and Chief Operating Officer	31%	10%	49%	10%	100%
Stephen R. Avera Executive Vice President, Secretary and General Counsel	38%	11%	43%	8%	100%

In late 2010 and early 2012, the Committee reviewed whether our compensation philosophies and practices encourage unnecessary risk taking and concluded that they did not. While risk is inherent in any strategy for growth, the company's compensation programs minimize risk through the following design elements, among others:

- balanced incentive plans designed to reward both annual and long-term performance, and both internal and stock price performance;
- incentive goals set at the corporate level;
- capped incentives;
- stock ownership guidelines requiring the Named Executives to own a significant amount of our stock; and
- a recoupment (clawback) policy for equity grants and cash bonuses if they are paid based on incorrect financial results due to knowing misconduct by a participant.

Role of Executive Officers in Compensation Decisions

The compensation committee of the board of directors, which is comprised entirely of independent directors, has overall responsibility for evaluating, analyzing and approving the company's compensation plans, policies and programs. In addition, the chief executive officer consults with and advises the compensation committee with respect to the company's compensation philosophy and makes recommendations to the compensation committee regarding the compensation of the other executive officers. All recommendations of the chief executive officer to the compensation committee regarding compensation of executive officers are independently evaluated by the committee. The chief financial officer, or his designee, assists the compensation committee in understanding the key drivers of company performance, particularly those measures used in our cash bonus and long-term incentive plans and also provides the compensation committee with regular updates on company performance as it relates to certain performance measures used in our bonus and long-term incentive plans.

Compensation Consultants

For fiscal 2011, the compensation committee engaged Meridian Compensation Partners ("Meridian") as its independent compensation consultant. At the compensation committee's request, Meridian evaluated the competitiveness of the base salaries, annual bonuses and long-term incentives awarded to the company's Named Executives, provided competitive market data on new compensation arrangements and evaluated the continued appropriateness of existing arrangements. Meridian attended compensation committee meetings at the committee's request and was available to provide guidance to the compensation committee on compensation questions and issues as they arose.

In fiscal 2011, Meridian provided services to the company in the areas of executive and director compensation consulting services only.

Compensation Benchmarking

Because there are not many food companies the size of Flowers Foods, a specific set of peer companies is not used for market compensation comparisons. We use market pay rates (i.e. base salary, bonus and long-term incentives) are based on available food industry and general industry peers' pay data from published surveys. We use an average of food industry and general industry survey data (the "Relevant Market Sector") when making market comparisons, and the data is adjusted to reflect pay for companies with annual revenues comparable to the company. For 2011, the Relevant Market Sector consisted of food and general industry peer groups in the Towers Perrin Executive Compensation Database, Watson Wyatt Top Management Compensation Report and the Mercer Executive Compensation Survey.

Food industry data was used from the following surveys and represented data from the following companies:

Towers Perrin Executive Compensation Database — Food & Beverage Companies

ACH Food Companies, Inc.	Dr. Pepper Snapple Group, Inc.	Nestle USA
Bob Evans Farms, Inc.	General Mills, Inc.	Papa John's
Brown-Forman Corporation	Gorton's, Inc.	PepsiCo
Bush Brothers & Company	Hershey	Ralcorp Holdings
Cadbury North America	Hormel Foods	Sara Lee
Chiquita Brands International, Inc.	J.M. Smucker	Schreiber Foods
Coca-Cola Enterprises, Inc.	Jack in the Box	Schwan's
ConAgra Foods, Inc.	Kellogg	Sodexo USA
Dannon Company, Inc.	Kerry Ingredients & Flavours	Starbucks
Dean Foods	Land O' Lakes	U.S. Foodservice
Diageo North America, Inc.	Molson Coors Brewing	Wm. Wrigley Jr. Company

Watson Wyatt Top Management Compensation Report — Food & Kindred Products

American Dehydrated Foods Inc.	Kellogg Company	Reynolds American, Inc.
Campbell Soup Company	Keystone Foods Corporation	RiceTec Inc.
Chiquita Brands International, Inc.	Kraft Foods Inc.	Rich Products Corporation
Coca Cola Bottling Co Consolidated	Land O'Lakes, Inc.	Sanderson Farms, Inc.
Columbus Foods, LLC	Little Lady Foods	Schreiber Foods Inc.
Corn Products International, Inc.	Mars North America	Seaboard Corporation
Dean Foods	McCormick & Company, Inc.	Stonyfield Farm Inc.
Del Monte Fresh Produce Co.	Michael Foods, Inc.	Tastefully Simple
Dole Food Company Inc.	Molson Coors Brewing Co.	The Coca-Cola Company
Dr Pepper Snapple Group, Inc.	Nature's Sunshine Products Inc.	The Hershey Company
Farmland Foods Inc.	Panera LLC	The Pepsi Bottling Group, Inc.
Grande Cheese Company	PepsiAmericas, Inc.	The Wornick Company
H-E-B	PepsiCo, Inc.	Tyson Foods, Inc.
Hormel Foods Corporation	Ralcorp Holdings, Inc.	Ventura Foods, LLC
J R Simplot Company		Wells' Dairy, Inc.

General industry data were used from the following surveys to capture the broadest possible market perspective:

— Towers Perrin Executive Compensation Database:	700+ companies
— Watson Wyatt Top Management Compensation Report:	1,500+ companies
— Mercer Executive Compensation Survey:	1,100+ companies

The market data obtained from the companies above was for pay opportunity, not actual payout, and was regressed (size-adjusted) to reflect the appropriate Named Executive's duties and scope of revenue responsibility. The Relevant Market Sector is the simple average of the regressed food industry and general industry market rates. Both are established at levels that approximate the size-adjusted 50th percentile for each component of pay opportunity. This sets executive pay opportunities high enough to be competitive and to attract and retain a strong motivated leadership team but not so high that they create negative perception among other constituencies.

The compensation committee concluded that the proposed 2011 compensation levels under the company's incentive and equity compensation plans for each Named Executive, and their total compensation opportunities, were consistent with the pay philosophy, as well as appropriate to meet the company's goal to retain each Named Executive and to align his interests with those of its shareholders.

Cash Compensation

Base Salary

Base salary represents the fixed and recurring part of an executive's annual compensation and is intended to reward experience and expertise, functional progression (i.e. the development of the executive through a series of work experiences and duties and accountabilities relevant to the current position held), career development, skills and competencies. We have established a system of tiered salary grades, and executives are assigned an appropriate salary grade considering the position's internal value as well as external comparisons to relevant positions in the market data. With respect to the position's "internal value," we have developed salary grades on the basis that a given position is at least one salary grade below that of the supervising position, which is the only weight assigned to internal value in establishing the salary grades.

Named Executives' base salaries are related to a salary grade and the base salaries for the grades are determined based on (i) external competitive market base salaries, as determined through benchmarking analysis and (ii) the internal relationships (i.e., value and progression) of these positions. We periodically make adjustments to the base salaries based on the factors discussed above as well as the performance of the respective Named Executive.

Individual salaries for executives that report directly to the chief executive officer are subject to approval by the compensation committee after consideration of the recommendations submitted by the chief executive officer. The chief executive officer's salary is subject to review and approval by the compensation committee and the board of directors. Base salaries for all Named Executives are reviewed annually by the compensation committee and the board of directors.

Changes in 2011 base salaries ranged from 0% to 9.4%. Mr. Shiver's base salary increased due to his promotion to president of Flowers Foods in 2010.

Annual Executive Bonus Plan

Our Annual Executive Bonus Plan (the "Bonus Plan") provides for an annual incentive bonus to reward performance measured over the company's fiscal year. For each fiscal year, the compensation committee establishes target bonus levels, which are expressed as a percentage of each executive's base salary (the "Target

Bonus Percentage"), for the executives who have been designated as participants in the Bonus Plan. The compensation committee generally sets the target bonus percentages at the 50th percentile of the Relevant Market Sector.

For 2011, based upon performance projections presented by management, the compensation committee also set a target performance goal (the "EBITDA Goal"). We used EBITDA (earnings before interest, taxes, depreciation and amortization), as the performance measure in the Bonus Plan for all participating employees, including the Named Executives, because it is a useful tool for managing the operations of our business and is an indicator of the company's ability to incur and service indebtedness and generate free cash flow.

For 2011, a bonus was awarded to participating executives based on the following formula:

- the participating executive's base salary; *multiplied by*
- the Target Bonus Percentage; *multiplied by*
- the "Bonus Percentage," a percentage based upon the company's actual EBITDA for the fiscal year divided by the EBITDA Goal determined as follows:
  - if actual EBITDA is equal to the EBITDA Goal, the resulting Bonus Percentage is 100%;
  - if actual EBITDA is less than the EBITDA Goal, the applicable Bonus Percentage will drop by 5% for every 1% by which actual EBITDA is less than the EBITDA Goal; or
  - if actual EBITDA exceeds the EBITDA Goal, the Bonus Percentage will increase by 5% for every 1% by which the actual EBITDA exceeds the EBITDA Goal.

An executive's 2011 bonus payment could not exceed 150% of the executive's base salary nor $1.5 million. The Bonus Percentage would have been zero if actual EBITDA were 80% or less of the EBITDA Goal. This mechanism provided motivation for the executive to continue to strive for improved company performance in any given fiscal year even if the EBITDA Goal itself were not attained.

For 2011 the percentage of EBITDA Goal achieved in 2011 and the related Bonus Percentages are shown below:

Level of Achievement	% of EBITDA Goal Achieved	Bonus Percentage
Maximum	110%	150%
Target	100%	100%
Actual	89.84%	49.2%
Threshold	80%	0%

The 2011 EBITDA Goal was $310.7 million, which was 6.8% higher than actual 2010 EBITDA, and that goal was not met by the company. However, actual EBITDA was equal to 89.84% of the EBITDA Goal and thus lower bonuses were paid. The bonuses paid to the Named Executives for 2011 were 31.2% below 2010 bonuses, for EBITDA that was 2.5% below 2010. Mr. Deese's 2011 bonus was 34.1% lower than his 2010 bonus and those paid to the other Named Executives for 2011 were , in the aggregate, 28.8% below the 2010 bonuses.

The company does not pay bonuses under the Bonus Plan to any employee until such time as the compensation committee has certified the Bonus Percentage and the Annual Report on Form 10-K for the applicable fiscal year has been filed with the SEC.

Long-Term Incentive Compensation

Equity and Performance Incentive Plan

In keeping with the compensation committee's pay-for-performance philosophy, stock based incentives comprise our entire long-term incentive program, and a significant portion of total compensation opportunity for executives. Our stock-based incentives, as designed, are fundamental to the enhancement of shareholder value, reward performance over the long-term and help align the executives' interests with those of our shareholders. The design of the long-term compensation programs and the individual grants thereunder are reviewed annually and approved by the compensation committee with reference to the market data it receives from its consultant. The compensation committee generally targets the 50th percentile of the Relevant Market Sector for stock-based incentives granted to the Named Executives.

The 2001 Equity and Performance Incentive Plan, as amended and restated as of April 1, 2009 (the "EPIP"), is the company's ongoing intermediate and long-term incentive plan. The EPIP was approved by the company's shareholders and provides the compensation committee with an opportunity to make a variety of stock based awards, while selecting the form that is most appropriate for the company and the executive group. The awards under the EPIP contain elements that we believe help focus the executive's attention on one of the company's primary goals — the long-term success of the company and, ultimately, the enhancement of shareholder value.

Consistent with our practice since 2006, 2011 equity-based awards for the Named Executives were split 50%/50% between stock options and performance-contingent restricted stock. The use of stock options reflects the strategy of rewarding Named Executives for achieving growth in share price and aligning pay with shareholder value creation. The use of performance-contingent restricted stock is intended to ensure that executives focus on capital investments that produce returns in excess of the company's weighted average cost of capital and, to a lesser extent, the company's total shareholder return vs. food industry peers.

The determination of 2011 option and performance-contingent restricted stock award levels for the Named Executives was based on market data at the 50th percentile of the company's Relevant Market Sector, the 50%/50% expected value split between equity award vehicles, a Binomial Lattice ratio of 14.3% of face value for stock options and 90.8% of face value for performance-contingent restricted stock. Additionally, the compensation committee reviewed the projected expense impact of the awards, in the aggregate, on the company's earnings for the next fiscal year and the entire vesting period. Existing outstanding equity grants or stock ownership levels of a Named Executive were not considered by the compensation committee in determining the value or size of 2011 long-term incentive awards. This grant process was applied similarly to all other executives and managerial personnel participating in the long-term incentive program.

Performance-Contingent Restricted Stock Awards. The 2011 restricted stock agreement (the "Restricted Stock Agreement") provides the terms and conditions under which the shares of restricted stock will vest. Vesting occurs two years from the date of grant (after the filing of the company's Annual Report on Form 10-K), and the shares become nonforfeitable if, on that date, the company's average "return on invested capital" over the two fiscal years immediately preceding vesting exceeds its "weighted average cost of capital" for the same period by 375 basis points (the "ROI Target").

If the ROI Target is satisfied, then the performance-contingent restricted stock grant may be adjusted based on the company's total return to shareholders ("Company TSR") percent rank as compared to the total return to shareholders of the S&P Packaged Food & Meat Index ("S&P TSR") in the manner set forth below:

- if the Company TSR is equal to the 50th percentile of the S&P TSR, then no adjustment;
- if the Company TSR is less than the 50th percentile of the S&P TSR, the grant shall be reduced by 1.3% for each percentile below the 50th percentile that the Company TSR is less than the 50th percentile of S&P TSR, but in no event shall the reduction exceed 20%; or

- if the Company TSR is greater than the 50th percentile of the S&P TSR, the grant shall be increased by 1.3% for each percentile above the 50th percentile that Company TSR is greater than the 50th percentile of S&P TSR, but in no event shall such increase exceed 20%.

This external market performance metric operates in addition to the ROI Target and enhances both the competitiveness and shareholder orientation of the plan.

Examples of several possible scenarios with respect to the 2011 grant are illustrated below:

Level of Achievement	2-Year Company TSR Percentile Rank vs. the S&P Packaged Food and Meat Index	Percentage of Grant Earned
Maximum	65th or higher	120%
Target	50th	100%
Threshold	35th or lower	80%

For the 2011 grant, if the grantee dies or becomes disabled, the restricted stock generally vests at the target level immediately without adjustment. If the grantee retires at age 65 or later, on the normal vesting date the grantee will receive a pro rated number of shares based upon the retirement date without adjustment. In addition, the restricted stock will immediately vest at the target level without adjustment if the company undergoes a change in control (whether or not the executive is terminated following the change in control). For the 2011 grant, dividends accrue on the restricted stock and are paid to the executive on the vesting date. At the time of vesting, the executive will receive the shares of stock and will be liable for his or her portion of all federal and state income and payroll taxes based on the fair market value of the shares awarded on the vesting date.

Awards of restricted stock granted in 2010 vested in 2012 at 83.1% of target as a result of: (i) 2010-2011 return on invested capital exceeding our cost of capital by 3.75 percentage points, and (ii) our 2010-2011 total shareholder return being at the 37th percentile of compared companies.

Stock Option Awards. Under the EPIP and the 2011 nonqualified stock option agreement (the "Stock Option Agreement") Options vest three years from the date of grant, assuming that the executive is continuously employed by the company through the date of vesting, and must be exercised within seven years of the date of grant. There are no performance requirements for vesting. Generally, if the employee dies, becomes disabled, or retires at age 65 or later, the nonqualified stock options immediately vest and must be exercised within two years. In addition, options will vest if the company undergoes a change in control (whether or not the executive is terminated following the change in control). When the executive exercises the options, he or she will be liable for all federal and state income and payroll taxes based on the taxable income resulting from the exercise.

Timing of Grants. Grants of performance-contingent restricted stock and stock options were made on February 10, 2011. The compensation committee ensures that its process for determining the date for the annual grant of equity awards insulates the choice of date from any market influences that might affect the decision at a given time. The compensation committee has adopted a policy of making the annual grant following the official announcement of our prior fiscal year results, which coincides with the opening of our self-imposed insider trading window. Except in unusual circumstances, we do not grant equity awards to the Named Executives at other dates. If at the time of any planned equity grant any member of the compensation committee is aware of any material non-public information concerning our company, the compensation committee will generally delay the planned grant until such time as the material non-public information has been fully disseminated in the market. The grant date is established when the compensation committee approves the grant and all key terms have been determined. The exercise price of each of our stock option grants and the grant price of our performance-contingent restricted stock grants is the closing market price on the grant date. The Named Executives do not play any role in the timing of equity awards under the EPIP.

Changes for 2012

The compensation committee intends to discontinue granting stock options after 2011, and instead grant performance shares that can be earned based on the company's total shareholder return compared to a group of industry peers.

Recoupment ("Clawback") Policy

The EPIP and the Bonus Plan provide for the recoupment of grants made under the EPIP and bonuses awarded under the Bonus Plan. The recoupment policy provides that if the board of directors has reliable evidence of knowing misconduct by a participant that results in the incorrect overstatement of the company's earnings or other financial measurements that were taken into consideration in awarding grants or bonuses and as a result of such overstatement the participant (i) received a bonus and/or (ii) either received a grant under the EPIP or had a prior grant vest or become nonforfeitable, the participant shall be required to reimburse (or forfeit, as the case may be) the full amount of any grants or bonuses that resulted from the overstatement.

Retirement & Other Post-Employment Benefits

Pension benefits are provided to executives under the Flowers Foods, Inc. Retirement Plan No. 1 (the "Retirement Plan"). The company also provides a defined contribution benefit to executives through its Executive Deferred Compensation Plan (the "EDCP").

Retirement Plan

The Retirement Plan is a qualified defined benefit pension plan that provides a pension upon retirement to eligible employees of participating subsidiaries (but not to employees of the company) that is based upon each year of service with the participating subsidiary through December 31, 2005. Additionally, the Retirement Plan provides a pension upon retirement to eligible employees (including employees of non-participating subsidiaries and of the company) who were participants under the Flowers Industries, Inc. Retirement Plan No. 1 prior to the company's spin-off from Flowers Industries, Inc., which is based upon each year of service with Flowers Industries, Inc. and/or certain of its subsidiaries. No additional years of credited service have been granted other than for actual years of credited service in the Retirement Plan.

Participation in the Retirement Plan was closed to new employees beginning January 1, 1999, and effective December 31, 2005 benefits under the Retirement Plan were frozen and no additional benefits will accrue under the Retirement Plan. The frozen pension benefit is the sum of annual credits earned during eligible employment. The basic credit formula at the time the Retirement Plan was frozen was 1.35% of the first $10,000 of W-2 earnings (subject to certain exclusions) plus 2% of W-2 earnings (subject to certain exclusions) in excess of $10,000 for each year of service up to 35 years. For each year of service in excess of 35 years, 1.8% of W-2 earnings (subject to certain exclusions) was credited. Certain additional fixed benefit amounts were provided for a limited group of participants in the Retirement Plan, including certain of the Named Executives.

Benefits can be paid in many forms under the terms of the Retirement Plan, including a life annuity option, joint and survivor option, period certain and life options, level income option and a lump sum option of up to $7,500. The payout option must be elected by the participant before benefit payments begin. Each available payout option is actuarially equivalent. Early retirement benefit payments are available to participants upon attainment of age 55 and completion of five years of vesting service. A participant's full benefit under the Retirement Plan is payable at age 65. Benefits are reduced by $1/15$ for each of the first five years and $1/30$ for each of the next five years by which benefit commencement precedes age 65. The same benefits are payable upon retirement, termination, or disability with the adjustments described above for commencement before age 65 but on or after age 55. A 50% survivor annuity is payable to a participant's spouse upon death prior to retirement. Mr. Deese is currently eligible for his full benefit under the Retirement Plan. All other Named

Executives have fulfilled the required service period and are either eligible for early retirement benefit payments currently or will become eligible upon attainment of age 55. No payments were made to the Named Executives under the terms of the Retirement Plan during the 2011 fiscal year.

Executive Deferred Compensation Plan

The EDCP allows certain members of management to defer the receipt of a percentage of their salary and bonus. The purpose of the EDCP is to provide a deferral benefit to certain members of management whose contributions to the company's 401(k) defined contribution plan, a tax qualified plan, are limited by statutory restrictions. The EDCP is not a tax-qualified plan. The participants' deferrals are credited to an account established for the participant that is credited with interest until paid. Additionally, the company allocates matching contributions pursuant to the plan on behalf of the participant that are also credited with interest until paid. Interest credited on deferrals and company contributions to the EDCP are based on the Merrill Lynch U.S. Corp., BBB-rated Fifteen-Year Bond Index plus 150 basis points. Interest is considered above-market if earned at a rate which is 120% or more of the applicable federal long-term rate. Earnings in the EDCP are interest-based credits that exceed this threshold. The company credits interest at above market rates because participants' EDCP accounts are unfunded and unsecured and therefore subject to substantial risk of loss should events ever befall the company causing it to reorganize or liquidate. Generally, the deferrals and company contributions plus interest are paid to the participant upon termination of employment. Distributions from the EDCP are made from the company's general assets. Amounts credited to the EDCP on behalf of the Named Executives amounted to $400,307 in fiscal 2011. During 2008, participants were given a one-time, irrevocable opportunity to convert their EDCP cash account for some or all prior years' deferrals to an account that tracks the performance of our common stock. Balances as of the end of the fiscal year for participants making such an election were converted, based on the closing price of our common stock on January 2, 2009. The EDCP tracking account will be distributed in shares of our common stock at the time elected by the participant for the deferral year(s) in question. The EDCP tracking account will be credited with dividends paid on our common stock for the number of shares deemed held in such account, and such dividends will then be deemed to be invested in the cash account and will earn interest as described above.

Change in Control Severance

Continuation of Employment agreements with certain executive officers, including the Named Executives, were in effect at December 31, 2011. Those agreements provided certain severance benefits upon the occurrence of a change in control as well as a termination of employment under certain conditions within a specified period (see the Potential Payments upon Termination or Change in Control section of this proxy statement for details).

The purposes of those agreements were to ensure stability and continuity of operations during a period of uncertainty by encouraging employees to remain employees of the Company notwithstanding the outcome of a proposed transaction. Such agreements provided for severance of either 3X or 2X pay, depending on the position, and a gross-up of golden parachute excise taxes that might be owed.

In late 2011 the Committee commissioned a review of those agreements. The result was development of the Flowers Foods, Inc. Change of Control Plan, which superseded the Continuation of Employment agreements for the Named Executives effective February 28, 2012. In the process, severance multiples applicable to each Named Executive were maintained while excise tax gross-up provisions were eliminated. Other changes brought the arrangements more in line with both competitive practice and current corporate governance norms.

Executive Share Ownership Guidelines

Based on the view of the compensation committee that the ownership of an equity interest in the company by executives is a component of good corporate governance and insures alignment of executive and shareholder interests, guidelines were adopted that require key members of the company's management team to directly own minimum amounts of the company's common stock. The guidelines for the Named Executives are set forth below:

- Chairman of the Board and Chief Executive Officer: 5 times base salary.
- Executive Vice President and Chief Financial Officer: 3 times base salary.
- President: 3 times base salary.
- Executive Vice President and Chief Operating Officer: 3 times base salary.
- Executive Vice President, Secretary and General Counsel: 3 times base salary.

The guidelines were established on January 1, 2006, and the guidelines are reviewed every four years thereafter for all direct stock holdings. Members of management subject to the guidelines or new participants have four years from appointment to reach the stated minimums. The holdings of each of the Named Executives are currently either at the guideline or on track to meet it. These guidelines may be revised or terminated by the compensation committee at any time with thirty days' written notice to the affected employees.

Accounting and Tax Effect on Executive Compensation

Deductibility of Executive Compensation

We are not allowed a federal income tax deduction for compensation paid to certain executive officers in excess of $1 million, except to the extent that such compensation constitutes "performance-based compensation" (as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code")). The compensation committee retains the ability to consider factors, including tax deductibility, as it structures coordinated compensation packages of current and long-term compensation, to retain flexibility in rewarding efforts which prove to be of immediate or future benefit to the company and its shareholders.

Nonqualified Deferred Compensation

The company has structured its deferred compensation arrangements with the intention of complying with the limitations and restrictions of Internal Revenue Code Section 409A. Section 409A applies to certain "nonqualified" plans or arrangements that provide for the deferral of compensation. Unless certain requirements are met, amounts deferred and vested under such deferred compensation arrangements will be currently includible in income and subject to an excise tax.

Stock Based Compensation

Generally, the executive is taxed at fair market value on stock based compensation upon the exercise of stock awards provided the risk of forfeiture and all restrictions have lapsed. The company generally receives a tax deduction equal to the value reported as income by the executive in the year the stock option is exercised or the grant of restricted stock vests.

COMPENSATION COMMITTEE REPORT

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis contained in this proxy statement with the company's management and, based on this review and discussion, recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the SEC and proxy statement for the 2012 annual meeting of shareholders.

The Compensation Committee of the Board of Directors:

Manuel A. Fernandez, Chairman
Benjamin H. Griswold IV
Joseph V. Shields, Jr.
Melvin T. Stith, Ph.D.
Jackie M. Ward

SUMMARY COMPENSATION TABLE

The following table summarizes the compensation of the chief executive officer, chief financial officer and each of the three other most highly compensated executive officers of Flowers Foods (the "Named Executives") for the fiscal years ended December 31, 2011, January 1, 2011 and January 2, 2010:

Name and Principal Position	Year	Salary ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Comp. ($)(3)	Change in Pension Value and Nonqualified Deferred Comp. Earnings ($)(4)	All Other Comp. ($)(5)	Total ($)
George E. Deese	2011	956,120	1,187,830	1,708,980	470,793	123,395	114,116	4,561,234
Chairman of the Board and	2010	956,120	1,082,899	1,446,771	714,222	147,075	129,356	4,476,443
Chief Executive Officer	2009	932,800	1,387,776	1,586,661	680,011	151,761	95,408	4,834,417
R. Steve Kinsey	2011	425,000	240,195	345,280	136,026	34,862	36,606	1,217,969
Executive Vice President and	2010	404,250	208,402	279,216	196,284	22,388	36,190	1,146,730
Chief Financial Officer	2009	385,000	205,920	235,974	168,399	16,770	30,286	1,042,349
Allen L. Shiver	2011	550,000	363,280	522,600	216,656	64,704	59,575	1,776,815
President	2010	502,600	279,628	374,504	281,582	41,986	43,853	1,524,153
	2009	436,984	267,696	305,680	191,137	30,258	36,920	1,268,675
Gene D. Lord	2011	501,749	332,210	477,620	160,590	119,924	44,521	1,636,614
Executive Vice President and	2010	487,134	271,714	362,870	236,528	85,123	45,641	1,489,010
Chief Operating Officer	2009	475,253	288,288	329,014	207,876	65,861	40,170	1,406,462
Stephen R. Avera	2011	400,000	185,225	266,240	118,176	48,794	34,264	1,052,699
Executive Vice President,	2010	384,375	178,065	238,497	172,277	30,649	35,660	1,039,523
Secretary and General Counsel	2009	375,000	200,928	229,811	164,025	23,123	32,404	1,025,291

(1) Executives may elect to defer amounts into Flowers Foods' 401(k) plan (up to IRS limits) and into the EDCP. Amounts of salary deferred during fiscal 2011were as follows:

Name:	Salary Deferrals into 401(k) Plan ($)	Salary Deferrals into EDCP ($)	Total ($)
George E. Deese	22,000	47,806	69,806
R. Steve Kinsey	16,500	12,738	29,238
Allen L. Shiver	22,000	21,964	43,964
Gene D. Lord	22,000	20,059	42,059
Stephen R. Avera	22,000	11,991	33,991

(2) Grant date fair value of performance-contingent restricted stock (reported in the "Stock Awards" column) and options (reported in the "Options Award" column) made in the year indicated and compiled in accordance with FASB ASC Topic 718. See Note 15 to the company's consolidated financial statements in the company's Annual Report on Form 10-K for the year ended December 31, 2011 for a description of the assumptions made in the valuation of stock awards under FASB ASC Topic 718.

(3) Non-equity incentive plan compensation includes all performance-based cash awards earned by the Named Executives during the fiscal year under the Bonus Plan. For 2011, 2010 and 2009, Mr. Deese elected to defer receipt of 0%, 0% and 5%, respectively, of his non-equity incentive plan compensation under the EDCP. No other Named Executive elected to defer any portion of their non-equity incentive plan compensation under the EDCP for any of the years presented.

(4) Amounts reported in the "Change in Pension Value and Nonqualified Deferred Comp. Earnings" column for 2011 are as follows:

Name	Change in Pension Value ($)	Above-Market Nonqualified Deferred Comp. Earnings ($)	Total ($)
George E. Deese	70,756	52,639	123,395
R. Steve Kinsey	28,271	6,591	34,862
Allen L. Shiver	56,758	7,946	64,704
Gene D. Lord	112,069	7,855	119,924
Stephen R. Avera	46,045	2,749	48,794

(5) Amounts reported in the "All Other Comp." column for 2011 are reported in the table below.

Name	Employer Contributions to Section 401(k) Plan ($)	Employer Contributions to Nonqualified Deferred Comp. Plan ($)	Other ($)(6)	Total ($)
George E. Deese	14,700	99,416	—	114,116
R. Steve Kinsey	14,700	21,906	—	36,606
Allen L. Shiver	14,700	33,506	11,369	59,575
Gene D. Lord	14,700	29,821	—	44,521
Stephen R. Avera	14,700	19,564	—	34,264

(6) Amount relates to insurance premiums and personal use of company aircraft.

GRANTS OF PLAN-BASED AWARDS

The following table details grants made during the fiscal year ended December 31, 2011 pursuant to incentive plans in place at Flowers Foods as of that date:

Name and Grant	Grant Date for Equity-Based Awards	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1) Threshold ($)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1) Target ($)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1) Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards(2) Threshold (#)	Estimated Future Payouts Under Equity Incentive Plan Awards(2) Target (#)	Estimated Future Payouts Under Equity Incentive Plan Awards(2) Maximum (#)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/share) (4)	Grant Date Fair Value of Equity Incentive Plan Awards ($)(5)
George E. Deese										
Non-Equity Incentive Plan Award		0	956,120	1,434,180						
Performance Contingent Restricted Stock Grant	2/10/2011				59,640	74,550	89,460			1,187,830
Nonqualified Stock Option Grant	2/10/2011							492,975	16.31	1,708,980
R. Steve Kinsey										
Non-Equity Incentive Plan Award		0	276,250	414,375						
Performance Contingent Restricted Stock Grant	2/10/2011				12,060	15,075	18,090			240,195
Nonqualified Stock Option Grant	2/10/2011							99,600	16.31	345,280
Allen L. Shiver			440,000	660,000						
Non-Equity Incentive Plan Award		0								
Performance Contingent Restricted Stock Grant	2/10/2011				18,240	22,800	27,360			363,280
Nonqualified Stock Option Grant	2/10/2011							150,750	16.31	522,600
Gene D. Lord										
Non-Equity Incentive Plan Award		0	326,137	489,206						
Performance Contingent Restricted Stock Grant	2/10/2011				16,680	20,850	25,020			332,210
Nonqualified Stock Option Grant	2/10/2011							137,775	16.31	477,620
Stephen R. Avera										
Non-Equity Incentive Plan Award		0	240,000	360,000						
Performance Contingent Restricted Stock Grant	2/10/2011				9,300	11,625	13,950			185,225
Nonqualified Stock Option Grant	2/10/2011							76,800	16.31	266,240

(1) Under the terms of the Bonus Plan, bonuses are awarded based on the achievement of a specified EBITDA goal.

(2) Under the terms of the EPIP and the Restricted Stock Agreement, receipt of this award requires that the company meet a certain performance requirement. If the requirement is met, the award to the employees may be further adjusted according to achievement of a management objective based on the relative performance of the company's stock against a benchmark index. Amounts shown under "threshold," "target" and "maximum" headings above represent the minimum, expected and maximum possible number of shares of stock transferred to the Named Executive assuming that such requirement is met.

(3) The company granted nonqualified stock options under the EPIP and the Stock Option Agreement to certain individuals on February 10, 2011. The options become exercisable in full on the third anniversary of the grant date as long as the individual maintains employment with the company through that date.

(4) For 2011, the company used $16.31, the closing trading price of the company's common shares on the New York Stock Exchange at the date of grant, to determine the exercise price for the options granted.

(5) Calculated in accordance with FASB ASC Topic 718.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table details all equity awards granted and outstanding as of December 31, 2011, the company's most recent fiscal year end:

Name and Grants	Option Awards					Stock Awards	
	Number of Securities Underlying Unexercised Options: (#) Exercisable	Number of Securities Underlying Unexercised Options: (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
George E. Deese							
2008 Nonqualified Stock Option Award(4)	352,650			16.50	2/4/2015		
2009 Nonqualified Stock Option Award(5)		405,450		15.89	2/9/2016		
2010 Performance-Contingent Restricted Stock Award(6)						61,575	1,168,694
2010 Nonqualified Stock Option Award(7)		391,725		16.67	2/9/2017		
2011 Performance-Contingent Restricted Stock Award(8)						74,550	1,414,959
2011 Nonqualified Stock Option Award(9)		492,975		16.31	2/10/2018		
R. Steve Kinsey							
2007 Nonqualified Stock Option Award(3)	15,075			13.05	2/5/2014		
2008 Nonqualified Stock Option Award(4)	47,175			16.50	2/4/2015		
2009 Nonqualified Stock Option Award(5)		60,300		15.89	2/9/2016		
2010 Performance-Contingent Restricted Stock Award(6)						11,850	224,913
2010 Nonqualified Stock Option Award(7)		75,600		16.67	2/9/2017		
2011 Performance-Contingent Restricted Stock Award(8)						15,075	286,124
2011 Nonqualified Stock Option Award(9)		99,600		16.31	2/10/2018		
Allen L. Shiver							
2008 Nonqualified Stock Option Award(4)	54,750			16.50	2/4/2015		
2009 Nonqualified Stock Option Award(5)		78,112		15.89	2/9/2016		
2010 Performance-Contingent Restricted Stock Award(6)						15,900	301,782
2010 Nonqualified Stock Option Award(7)		101,400		16.67	2/9/2017		
2011 Performance-Contingent Restricted Stock Award(8)						22,800	432,744
2011 Nonqualified Stock Option Award(9)		150,750		16.31	2/10/2018		
Gene D. Lord							
2006 Nonqualified Stock Option Award(2)	52,087			12.45	1/3/2013		
2007 Nonqualified Stock Option Award(3)	68,512			13.05	2/5/2014		
2008 Nonqualified Stock Option Award(4)	69,525			16.50	2/4/2015		
2009 Nonqualified Stock Option Award(5)		84,075		15.89	2/9/2016		
2010 Performance-Contingent Restricted Stock Award(6)						15,450	293,241
2010 Nonqualified Stock Option Award(7)		98,250		16.67	2/9/2017		
2011 Performance-Contingent Restricted Stock Award(8)						20,850	395,733
2011 Nonqualified Stock Option Award(9)		137,775		16.31	2/10/2018		
Stephen R. Avera							
2006 Nonqualified Stock Option Award(2)	39,262			12.45	1/3/2013		
2007 Nonqualified Stock Option Award(3)	49,162			13.05	2/5/2014		
2008 Nonqualified Stock Option Award(4)	52,575			16.50	2/4/2015		
2009 Nonqualified Stock Option Award(5)		58,725		15.89	2/9/2016		
2010 Performance-Contingent Restricted Stock Award(6)						10,125	192,173
2010 Nonqualified Stock Option Award(7)		64,575		16.67	2/9/2017		
2011 Performance-Contingent Restricted Stock Award(8)						11,625	220,643
2011 Nonqualified Stock Option Award(9)		76,800		16.31	2/10/2018		

(1) Based on December 30, 2011 closing market price of $18.98 for Flowers Foods' common shares.

(2) Nonqualified stock options granted in 2006 fully vested on January 3, 2009.

(3) Nonqualified stock options granted in 2007 fully vested on February 5, 2010.

(4) Nonqualified stock options granted in 2008 fully vested on February 4, 2011.

(5) Nonqualified stock options granted in 2009 fully vested on February 9, 2012.

(6) The performance-contingent restricted stock award granted in 2010 vested on February 29, 2012.

(7) Nonqualified stock options granted in 2010 will fully vest on February 9, 2013.

(8) The performance-contingent restricted stock award granted in 2011 will vest in 2013 upon the filing of the company's 2012 annual report on Form 10-K, subject to the achievement of applicable performance goals.

(9) Nonqualified stock options granted in 2011 will fully vest on February 10, 2014.

STOCK VESTED AND OPTION EXERCISES

The following table details vesting of all restricted stock and all exercises of option awards during the fiscal year ended December 31, 2011.

	Option Awards		Restricted Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
George E. Deese(1)	563,850	4,818,465	66,720	1,177,608
R. Steve Kinsey(2)	105,242	1,506,593	9,900	174,735
Allen L. Shiver(3)	—	—	12,870	227,156
Gene D. Lord(4)	—	—	13,860	244,629
Stephen R. Avera(5)	—	—	9,660	170,499

(1) Mr. Deese was granted 83,400 shares of performance-contingent restricted stock on February 9, 2009. This award vested on February 23, 2011. Because the company did not meet certain performance criteria, this award was decreased to 66,720 shares. Please see page 27 for a discussion of the performance criteria.

Mr. Deese received 230,850 nonqualified stock options on January 3, 2006 with an exercise price of $12.45 per share. On June 2, 2011, Mr. Deese exercised the options to purchase shares trading at $21.35 per share. The net value realized per share was $8.90, or $2,054,565.

Mr. Deese received 333,000 nonqualified stock options on February 5, 2007 with an exercise price of $13.05 per share. On June 2, 2011, Mr. Deese exercised the options to purchase shares trading at $21.35 per share. The net value realized per share was $8.30, or $2,763,900.

(2) Mr. Kinsey was granted 12,375 shares of performance-contingent restricted stock on February 9, 2009. This award vested on February 23, 2011. Because the company did not meet certain performance criteria, this award was decreased to 9,900 shares. Please see page 27 for a discussion of the performance criteria.

Mr. Kinsey received 91,630 nonqualified stock options on July 16, 2003 with an exercise price of $6.23 per share. On June 2, 2011, Mr. Kinsey exercised the options to purchase shares trading at $21.35 per share. The net value realized per share was $15.12, or $1,385,446.

Mr. Kinsey received 13,612 nonqualified stock options on January 3, 2006 with an exercise price of $12.45 per share. On June 2, 2011, Mr. Kinsey exercised the options to purchase shares trading at $21.35 per share. The net value realized per share was $8.90, or $121,147.

(3) Mr. Shiver was granted 16,088 shares of performance-contingent restricted stock on February 9, 2009. This award vested on February 23, 2011. Because the company did not meet certain performance criteria, this award was decreased to 12,870 shares. Please see page 27 for a discussion of the performance criteria.

(4) Mr. Lord was granted 17,325 shares of performance-contingent restricted stock on February 9, 2009. This award vested on February 23, 2011. Because the company did not meet certain performance criteria, this award was decreased to 13,860 shares. Please see page 27 for a discussion of the performance criteria.

(5) Mr. Avera was granted 12,075 shares of performance-contingent restricted stock on February 9, 2009. This award vested on February 23, 2011. Because the company did not meet certain performance criteria, this award was decreased to 9,660 shares. Please see page 27 for a discussion of the performance criteria.

PENSION BENEFITS

The following table details the number of years of service credited and the present value of the accumulated benefits as of the December 31, 2011 measurement date related to the Retirement Plan.

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit ($)
George E. Deese	Retirement Plan	38	1,158,429
R. Steve Kinsey	Retirement Plan	13	138,621
Allen L. Shiver	Retirement Plan	24	323,679
Gene D. Lord	Retirement Plan	40	907,786
Stephen R. Avera	Retirement Plan	16	255,921

Amounts reported above as the actuarial present value of accumulated benefits under the Retirement Plan are computed using the interest and mortality assumptions that the company applies to amounts reported in its financial statement disclosures, and are assumed to be payable at age 65. The interest rate assumption at December 31, 2011 is 4.75% (5.50% as of January 1, 2011 and 6.00% as of January 2, 2010) and the mortality table assumption is in accordance with the RP 2000 Mortality Table with mortality improvements projected to 2020 using Scale AA.

No benefits or payments were made to any of the Named Executives in 2011 under the Retirement Plan.

NONQUALIFIED DEFERRED COMPENSATION

The following table provides details regarding executive participation in the EDCP during the 2011 fiscal year. There were no withdrawals or distributions from the EDCP in fiscal 2011 with respect to any Named Executive.

Name	Employee Contributions in FY 2011 ($)(1)	Employer Contributions in FY 2011 ($)(2)	Aggregate Earnings in FY 2011 ($)(3)	Aggregate Balance at 12/31/2011 ($)(4)
George E. Deese	47,806	99,416	132,581	2,007,371
R. Steve Kinsey	12,738	21,906	16,633	264,399
Allen L. Shiver	21,964	33,506	20,076	329,347
Gene D. Lord	20,059	29,821	19,835	321,381
Stephen R. Avera	11,991	19,564	6,969	124,212

(1) Amounts shown are deferrals of 2011 salary earned.

(2) Amounts are included in "All Other Compensation" in the Summary Compensation Table for the 2011 fiscal year.

(3) Above-market interest on nonqualified deferred compensation is included in the Summary Compensation Table as "Nonqualified Deferred Compensation Earnings" for the 2011 fiscal year. Interest is above-market if earned at a rate which is 120% or more of the applicable federal long-term rate. Earnings in the EDCP are interest-based credits which exceed this threshold. The amount of above-market interest for each executive included in the Summary Compensation Table is as follows: Mr. Deese $52,639; Mr. Kinsey $6,591; Mr. Lord $7,855; Mr. Shiver $7,946; and Mr. Avera $2,749.

(4) The cumulative portion of the aggregate balance at December 31, 2011 reported in the Summary Compensation Table for all years prior to 2011 is as follows: Mr. Deese $1,161,350; Mr. Kinsey $134,257; Mr. Lord $169,980; Mr. Shiver $171,579; and Mr. Avera $147,386.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Payments Made Upon Termination Following a Change in Control

The company has entered into continuation of employment agreements with certain executive officers, including the Named Executives, which are designed to assure continuity of management in the event of a change in control. The compensation committee may select, in its sole discretion, additional executives to be offered such agreements. If (i) the company experiences a change in control and (ii) an executive's employment is terminated during a specified period following the change in control for any reason other than for Cause (as defined in the agreements), death or disability or the executive terminates his employment for Good Reason (as defined in the agreements), the executive is entitled to the following benefits under the terms of the agreements:

- a lump sum payment equal to the sum of (i) three times (in the case of Mr. Deese) or two times (in the case of all other Named Executives) the executive's annual base salary less the amount of base salary paid to the executive since the change in control and (ii) a bonus equal to the base salary multiplied by the executive's target bonus percentage under the Bonus Plan for the employment period that the employee has not already earned a bonus; provided that should the executive reach age 65 during the severance period (three years in the case of Mr. Deese and two years for all other Named Executives) the lump sum payment will be limited to the period of time until the executive reaches age 65 (this provision is currently in effect for only Mr. Deese); and
- continuation of medical insurance, life insurance, other welfare benefits and fringe benefits for the executive and/or the executive's family for the period remaining in the executive's guaranteed employment period after the executive's termination of employment; and
- reasonable relocation expenses incurred by the executive for the period remaining in the executive's guaranteed employment period after the executive's termination of employment.

These agreements also provide for conditional tax gross-up payments to neutralize any excise taxes that are imposed on payments subject to the Code (upon a change in control) and any additional income taxes that are attributable to those payments. Gross-up payments will only be made if the payments upon a change in control exceed by 10% or more the amount of payments that could be made without incurring such excise taxes. If the payments amount to less than 10% more than the permissible amount, they will be reduced to the highest amount that would not be subject to the excise tax, and no gross-up payment will be made. The board has determined that executives who do not currently have a continuation of employment agreement with the company will not be offered conditional tax gross-up payments in the event they enter into such agreements the company in the future.

The following events would constitute a change in control under the continuation of employment agreements:

- all or substantially all of the company's assets are sold to another entity, or the company is merged, consolidated or reorganized into or with itself or another entity, with the result that upon the conclusion of the transaction less than 51% of the outstanding securities entitled to vote generally in the election of directors of the surviving entity are owned, directly or indirectly, by the shareholders of the company generally prior to the transaction;
- any person becomes the beneficial owner of securities (a) representing 15% or more, but less than 35%, of the voting power of the company without the prior approval of the board of directors, or (b) representing 35% of the voting power of the company, excluding (1) any subsidiary, affiliate or employee benefit plan of the company or (2) any person or group of employees of which the company or a subsidiary control a greater than 25% interest; or
- a majority of the board of directors are not directors who were (1) members of the board of directors on the effective date of the separation agreement or (2) nominated for election or elected to the board of directors by a majority of the directors who were members of the board at the time of such nomination or election.

If the chief executive officer is terminated, he is bound by a three year covenant not to compete with respect to the trade or business of the successor entity. If any other Named Executive is terminated, such executive is bound by a two year covenant not to compete with respect to the trade or business of the successor entity. Breach of this covenant may result in the forfeiture of any payments or benefits that the executive is entitled to under the agreement. The continuation of employment agreements also provide for non-disclosure covenants that do not expire for all executives.

Pursuant to the company's continuation of employment agreements, the only event that triggers cash payments and the provision of other benefits is a change in control followed by the termination of an executive's employment, other than for death, disability or for Cause (as defined in the agreements) or voluntary resignation other than for Good Reason (as defined in the agreements), within one to three years depending on the specific agreement. If a change in control occurs, regardless of whether the executive's employment is terminated, all unvested performance-contingent restricted stock (at the target level) and all unvested stock options held by the executive immediately vest. In addition, any undistributed amounts under the company's deferred compensation plan will be distributed upon a change of control.

The compensation committee reviewed the terms of the continuation of employment agreement for each Named Executive and determined that the potential benefit levels under such agreements were competitive against the benchmarking analysis conducted for 2011 and were necessary to maintain management objectivity in the limited circumstance of a change in control.

Payments Made Upon Death, Disability or Retirement

If a Named Executive dies, becomes permanently disabled or retires (at age 65 or after) he is generally entitled to the following items:

- immediate vesting in the 2010 and 2011 performance-contingent restricted stock awards in the cases of death or disability;
- immediate vesting in all unvested stock options; and
- in the case of retirement, for the 2010 and 2011 award of performance-contingent restricted stock, the Named Executive will receive at the normal vesting date a pro rated award based upon the retirement date.

Amounts shown in the table below represent estimated amounts payable (or realizable) upon death, disability, or retirement, a change in control without termination or termination in connection with a change in control. Amounts shown in the tables below are the estimated payment amounts assuming that the triggering event occurred on December 31, 2011. Values in the tables for equity-based awards are calculated using the closing market price of $18.98 of the company's common stock on December 30, 2011.

	Death, Disability or Retirement ($)	Change in Control ($)	Termination Following Change in Control ($)
George E. Deese			
Cash Severance	—	—	—
Equity Payout	4,177,148	4,177,148	4,177,148
Other Benefits(1)	—	—	231,678
Total	4,177,148	4,177,148	4,408,826
R. Steve Kinsey			
Cash Severance	—	—	1,402,500
Equity Payout	1,137,147	1,137,147	1,137,147
Other Benefits(1)	—	—	231,678
Tax Gross-Up	—	—	830,976
Total	1,137,147	1,137,147	3,602,301
Allen L. Shiver			
Cash Severance	—	—	1,980,000
Equity Payout	1,611,529	1,611,529	1,611,529
Other Benefits(1)	—	—	231,678
Total	1,611,529	1,611,529	3,823,207
Gene D. Lord			
Cash Severance	—	—	413,943
Equity Payout	1,542,516	1,542,516	1,542,516
Other Benefits(1)	—	—	231,678
Total	1,542,516	1,542,516	2,188,137
Stephen R. Avera			
Cash Severance	—	—	1,280,000
Equity Payout	947,833	947,833	947,833
Other Benefits(1)	—	—	231,678
Total	947,833	947,833	2,459,511

(1) Other Benefits includes the estimated cost to provide certain reasonable relocation expenses and a one year continuation of health and welfare benefits for the Named Executives in accordance with the terms of the continuation of employment agreements.

New Change of Control Plan

In late 2011 the compensation committee commissioned a review of the Continuation of Employment agreements. The result was development of the Flowers Foods, Inc. Change of Control Plan, which superseded the Continuation of Employment agreements for the Named Executives effective February 28, 2012. In the process, severance multiples applicable to each Named Executive were maintained while excise tax gross-up provisions were eliminated. Other changes brought the arrangements more in line with both competitive practice and current governance norms.

AUDIT COMMITTEE REPORT

The audit committee has reviewed and discussed the company's audited consolidated financial statements for the year ended December 31, 2011 with the company's management and PricewaterhouseCoopers LLP, the company's independent auditors for the year ended December 31, 2011. Management represented to the committee that the company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. The audit committee has also discussed with PricewaterhouseCoopers LLP the matters required to be discussed by the *Statement on Auditing Standards No. 61*, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T, including the auditors' judgment about the quality of the company's accounting principles as applied in its financial reporting.

The audit committee has received the written disclosures and the letter from PricewaterhouseCoopers LLP required by the applicable requirements of the Public Company Accounting Oversight Board regarding PricewaterhouseCoopers LLP's communications with the audit committee concerning independence, and has discussed with PricewaterhouseCoopers LLP their independence from the company and its management.

Based on the reviews and discussions outlined above, the audit committee recommended to the board that the audited financial statements be included in the company's Annual Report on Form 10-K for the year ended December 31, 2011, for filing with the SEC.

The Audit Committee
of the Board of Directors:

Franklin L. Burke, Chairman
Joe E. Beverly
David V. Singer
C. Martin Wood III

OVERVIEW OF PROPOSALS

This Proxy Statement contains three proposals requiring shareholder action. Proposal I requests the election of four nominees as directors to the Board. Proposal II requests an advisory vote on the compensation of certain of the company's executive officers. Proposal III requests the ratification of the appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm for fiscal 2012. Each of the proposals is discussed in more detail below.

PROPOSAL I —

ELECTION OF DIRECTORS

The following nominees are proposed for election to Class II to serve until 2015:

- Joe E. Beverly
- Amos R. McMullian
- J.V. Shields, Jr.
- David V. Singer

Unless instructed otherwise, the proxies will be voted for the election of the director-nominees named above to serve for the terms indicated or until their successors are elected and have been duly qualified. If any nominee is unable to serve, proxies may be voted for a substitute nominee selected by the board of directors. However, our board of directors has no reason to believe that any nominee will not be able to serve if elected.

Vote Required

The four director-nominees in Class II receiving the highest number of votes cast at the annual meeting will be elected, regardless of whether that number represents a majority of the votes cast.

Recommendation of the Board

Your board of directors unanimously recommends that you vote "FOR" each of the above-named director-nominees.

PROPOSAL II —

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 or, the Dodd-Frank Act, and Section 14A of the Exchange Act provide shareholders with the right to cast an advisory (non-binding) vote to approve the compensation of the Named Executives as disclosed pursuant to the compensation disclosure rules of the SEC. This proposal is commonly known as the "say-on-pay" vote.

In the company's advisory say-on-pay vote at the 2011 Annual Meeting, approximately 94% of votes cast were "for" approval of the executive compensation as disclosed in the 2011 Annual Meeting proxy statement. Also among the items of business acted upon by stockholders at the 2011 Annual Meeting was an advisory vote on the frequency of future say-on-pay votes. A plurality of votes cast in the advisory vote on the frequency of future say-on-pay votes were for such vote to occur annually, supporting the Board's recommendation. Based upon such result, the Board has determined that an advisory say-on-pay shareholder vote will be held every year until the next advisory vote on the frequency of future say-on-pay votes, which will be no later than our 2017 Annual Meeting of Shareholders.

As described in the Compensation Discussion and Analysis, your compensation committee evaluates both performance and compensation to ensure that the company maintains its ability to attract and retain the most qualified executives while motivating high company performance. Highlights of our executive compensation program, as described in the Compensation Discussion and Analysis section, include:

- Pay opportunities that are:
  - appropriate to the size of the Company when compared to peer companies; and
  - heavily performance-based using multiple internal and stock-based performance measures;
- Disclosure of the financial performance drivers used in our incentives, in numeric terms;
- A long-term incentives program that is:
  - entirely performance-based and aligned with shareholder interests through links to stock price and measurement of our return on invested capital performance versus our cost of capital; and
  - whose payout potentials are capped at conservative levels;
- A clawback provision that allows for recoupment of incentives in certain situations;
- No backdating or repricing of stock options;
- Stock ownership guidelines for executives and directors;
- Modest use of perquisites; and
- No employment contracts.

The say-on-pay vote gives you as a shareholder the opportunity to express your views on the compensation of our Named Executives. This vote is not intended to address any specific item of compensation, but rather the overall compensation or our Named Executives and the philosophy, policies and practices described in this proxy statement. Accordingly, we are asking shareholders to approve the following resolution:

"RESOLVED, that the shareholders approve the compensation of the Company's Named Executives, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation discussion and analysis, compensation tables and any related material disclosed in this proxy statement."

Because this vote is advisory, it will not be binding on the compensation committee, the Board or the Company. However, the compensation committee and the Board value the opinions of the Company's shareholders, and will take into account the outcome of the vote when considering future executive compensation arrangements.

Vote Required

Proposal II requires the affirmative vote of the holders of a majority of the shares of our common stock present at the meeting in person or by proxy.

Recommendation of the Board

Your board of directors unanimously recommends that you vote "FOR" Proposal II.

PROPOSAL III —
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our audit committee and board of directors have appointed PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 29, 2012. Our board of directors recommends that this appointment be ratified.

Representatives of PricewaterhouseCoopers LLP will be present at the meeting and will have the opportunity to make a statement, if they desire to do so, and to respond to appropriate questions.

We have been advised by PricewaterhouseCoopers LLP that neither the firm, nor any member of the firm, has any financial interest, direct or indirect, in any capacity in the company or its subsidiaries.

If the shareholders of the company do not ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal 2012, the audit committee will reconsider the appointment.

Fiscal 2011 and 2010 Audit Fee Summary

During fiscal 2011 and fiscal 2010, we retained our principal accountant, PricewaterhouseCoopers LLP, to provide services in the following categories and amounts:

Audit Fees. Fees for audit services totaled approximately $1,964,000 in 2011 and $1,474,000 in 2010, including fees associated with annual audits and the reviews of our Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

Audit Related Fees. Fees for audit related services totaled approximately $431,000 in 2011 and $316,000 in 2010. Audit related services principally include services related to audits of certain employee benefit plans, accounting consultations and acquisition due diligence.

Tax Fees. Fees for tax services, including tax compliance, tax advice and tax planning, totaled approximately $336,000 in 2011 and $257,000 in 2010.

All Other Fees. Fees for all other services not described above totaled approximately $26,800 in 2011 related to software licensing agreements and review of the company's Phase II XBRL implementation and $26,500 in 2010 related to software licensing agreements and review of the company's Phase I XBRL implementation.

All non-audit services were reviewed by the audit committee, which concluded that the provision of such services by PricewaterhouseCoopers LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing function. On an ongoing basis all audit and permissible non-audit services provided by PricewaterhouseCoopers LLP are pre-approved by the audit committee on a case-by-case basis.

Vote Required

Proposal II requires the affirmative vote of the holders of a majority of the shares of our common stock present at the meeting in person or by proxy.

Recommendation of the Board

Your board of directors recommends that you vote "FOR" Proposal III.

SHAREHOLDER PROPOSALS

In order to properly submit a proposal for inclusion in the proxy statement for the 2013 annual meeting, you must follow the procedures outlined in Rule 14a-8 of the Exchange Act. To be eligible for inclusion, we must receive your shareholder proposal at our principal corporate offices in Thomasville, Georgia as set forth below no later than December 21, 2012.

If you wish to present a proposal before the 2013 annual meeting, but do not wish to have the proposal considered for inclusion in the proxy statement and proxy card, you must follow the procedures outlined in our amended and restated bylaws. We must receive your shareholder proposal at the address noted below no earlier than February 1, 2013 and no later than March 3, 2013. If your proposal is not properly brought before the annual meeting in accordance with our amended and restated bylaws, the chairman of the board of directors may declare such proposal not properly brought before the annual meeting, and it will not be acted upon.

Any proposals or notices should be sent to:

Stephen R. Avera
Executive Vice President,
Secretary and General Counsel
Flowers Foods, Inc.
1919 Flowers Circle
Thomasville, Georgia 31757

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FlowersFoods

IMPORTANT ANNUAL MEETING INFORMATION

Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Eastern Time, on June 1, 2012.

Vote by Internet

- Log on to the Internet and go to **www.envisionreports.com/FLOF**
- Follow the steps outlined on the secured website.

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
- Follow the instructions provided by the recorded message.

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposals 2 and 3.

1. Director-nominees proposed for election in Class II to serve until 2015.

	For	Withhold
01 - Joe E. Beverly	☐	☐
02 - Amos R. McMullian	☐	☐
03 - J. V. Shields, Jr.	☐	☐
04 - David V. Singer	☐	☐

	For	Against	Abstain
2. To approve, by advisory vote, the compensation of the Company's Named Executives, as disclosed in this proxy statement.	☐	☐	☐
3. To ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for Flowers Foods, Inc. for the 2012 fiscal year.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

B Non-Voting Items

Change of Address — Please print your new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark the box to the right if you plan to attend the Annual Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X FLOF1

01FIHE

135956_Company_Blanks_1_417144856/000002/000002/i

Dear Shareholder,

Please take note of the important information enclosed with this proxy. Your vote is important, and we encourage you to exercise your right to vote your shares. Please mark the boxes on the reverse side of this proxy card to indicate your vote. Then sign the card and return it in the enclosed postage-paid envelope, or follow the instructions on the reverse side of this proxy card for Internet or telephone voting. Your vote must be received prior to the Annual Meeting of Shareholders on June 1, 2012.

If you are a participant in the Flowers Foods, Inc. 401(k) Retirement Savings Plan, you have the right to direct Putnam Fiduciary Trust Company, the trustee of the 401(k) plan, how to vote the Flowers Foods, Inc. common stock allocated to your account. Any unvoted or unallocated shares will be voted by the trustee in the same proportion on each proposal as the trustee votes the shares of stock credited to the 401(k) plan participants' accounts for which the trustee receives voting directions from the 401(k) plan participants. The number of shares you are eligible to vote is based on your balance in the 401(k) plan on March 30, 2012, the record date for the Annual Meeting. Because all of the shares in the 401(k) plan are registered in the name of Putnam Fiduciary Trust Company, as trustee, you will not be able to vote your shares in the 401(k) plan in person at the Annual Meeting on June 1, 2012.

If you own stock directly in your own name as well as in the 401(k) plan, separate share totals are indicated on the reverse side of this voting instruction form. If you own stock indirectly through a bank or broker, as well as in the 401(k) plan, you will receive a separate voting instruction form from the bank or broker.

Thank you.

Flowers Foods, Inc.

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

FlowersFoods

Proxy — Flowers Foods

Notice of 2012 Annual Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual Meeting — June 01, 2012

George E. Deese, R. Steve Kinsey, and Stephen R. Avera, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of Flowers Foods to be held on June 1, 2012 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR all nominees, FOR Proposals 2 and 3.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting or any adjournment thereof.

(Items to be voted appear on reverse side.)

Received SEC

APR 20 2012

Washington, DC 20549

*** Exercise Your *Right* to Vote ***

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on June 01, 2012

FLOWERS FOODS, INC.

BROKER LOGO HERE

Return Address Line 1
Return Address Line 2
Return Address Line 3
51 MERCEDES WAY
EDGEWOOD NY 11717

Investor Address Line 1
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

1 OF 2
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Meeting Information

Meeting Type: Annual Meeting
For holders as of: March 30, 2012
Date: June 01, 2012 **Time:** 11:00 AM EDT
Location: Thomasville Municipal Auditorium
144 E Jackson Street
Thomasville, Georgia 31757

BARCODE

You are receiving this communication because you hold shares in the above named company.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

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— Before You Vote —

How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

1. Notice & Proxy Statement 2. Annual Report

How to View Online:

Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) and visit: *www.proxyvote.com.*

How to Request and Receive a PAPER or E-MAIL Copy:

If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

1) *BY INTERNET*: www.proxyvote.com
2) *BY TELEPHONE*: 1-800-579-1639
3) *BY E-MAIL**: sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before May 21, 2012 to facilitate timely delivery.

— How To Vote —

Please Choose One of the Following Voting Methods

Vote In Person: If you choose to vote these shares in person at the meeting, you must request a *"legal proxy."* To do so, please follow the instructions at *www.proxyvote.com* or request a paper copy of the materials, which will contain the appropriate instructions. Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance.

Vote By Internet: To vote now by Internet, go to *www.proxyvote.com.* Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a voting instruction form.

Internal Use Only

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Voting items

The Board of Directors recommends that you vote FOR the following:

1. Election of Directors
   Nominees

01 Joe E. Beverly 02 Amos R. McMullian 03 J. V. Shields, Jr. 04 David V. Singer

The Board of Directors recommends you vote FOR the following proposal(s):

2 To approve, by advisory vote, the compensation of the Company's Named Executives, as disclosed in this proxy statement.

3 To ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for Flowers Foods, Inc. for the 2012 fiscal year.

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

BARCODE

→ 0000 0000 0000

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Voting Instructions

THIS SPACE RESERVED FOR LANGUAGE PERTAINING TO
BANKS AND BROKERS
AS REQUIRED BY THE NEW YORK STOCK EXCHANGE

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THIS SPACE RESERVED FOR SIGNATURES IF APPLICABLE

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